

MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

**Technical Report Update on the
Copper, Gold, and Silver Resources
and
Pit Optimizations:
Mirador and Mirador Norte Deposits**

MIRADOR PROJECT, ECUADOR



for

CORRIENTE RESOURCES INC.

November 30, 2006

George Sivertz, P. Geo.
Steven Ristorcelli, P. Geo., C.P.G.
Scott Hardy, P. Eng.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053



MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

CONTENTS

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053







Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 4***

TABLES



FIGURES



FIGURES

APPENDICES



MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

1.0   SUMMARY

1.1   Introduction

Corriente Resources Inc ("Corriente") owns the Mirador Project, located in southeastern Ecuador. The Mirador Project includes the Mirador and Mirador Norte copper-gold-silver deposits. The Mirador deposit is the most advanced of the two, but exploration of the Mirador Norte deposit has now been brought to the point where there is sufficient information to support a resource estimate.

Corriente Resources Inc. engaged Mine Development Associates ("MDA") in August 2006 to provide an updated mineral resource and pit optimizations for the Mirador Norte deposit, and an updated Technical Report for its Mirador Project in southeastern Ecuador. Steven Ristorcelli, Principal Geologist for MDA, served as the Qualified Person responsible for preparing the mineral resource. This Technical Report was prepared by Steven Ristorcelli and George Sivertz, P.Geo., Senior Geologist, OreQuest Consultants Ltd. This report provides a summary of Mirador Project work conducted since 2000, and an update and review of the Mirador Project activities that took place in 2005 and 2006.

The last Canadian National Instrument ("NI") 43-101-compliant Technical Report for the Mirador project was completed by MDA and was filed on SEDAR by Corriente on May 19, 2006. Since that time, Corriente has advanced the Mirador Norte deposit by completing a 39-hole, 6,781-m core-drilling program and commissioning a copper, gold, and silver resource estimate and pit optimizations.

The Mirador property is centered 10 km east of the Rio Zamora (Zamora River) in the Zamora-Chinchipe Province of southeastern Ecuador. The eastern property boundary is adjacent to the Ecuador-Perú border. The concessions are approximately 340 km south of Ecuador's capital city of Quito and 70 km east-southeast of the city of Cuenca. The Mirador property comprises ten mineral concessions that cover an area of 9,928 hectares (99.28 km sq^2). The concessions are in two separate blocks; the main Mirador block, which consists of eight contiguous concessions, is located to the east of two separate contiguous concessions, Mirador 3 and Mirador 4. The main Mirador block covers both the Mirador deposit and the Mirador Norte deposit, which is located three km northwest of the Mirador deposit.

Billiton Ecuador B.V., now BHP Billiton S.A. ("Billiton") began regional exploration in southeastern Ecuador in 1994 and identified a number of possible porphyry copper targets in the region. In April 2000, Billiton and Corriente entered into an agreement covering 230 sq km of mineral concessions in the southern part of the region, including the area of the Mirador property.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053


Corriente has carried out exploration on the Mirador property since April 2000. The majority of the work focused on the Mirador deposit, and it included geological mapping, geochemical soil sampling, rock chip sampling and diamond core drilling. To date 36,284 m of core drilling in 143 diamond drill holes has been completed. Corriente, through its wholly-owned subsidiary companies in Ecuador, holds a 100% interest in the Mirador property. Billiton holds a 2% Net Smelter Royalty interest in the Mirador deposit.

Corriente discovered the Mirador Norte deposit in 2003. The work completed at Mirador Norte since that time included geological mapping, geochemical soil sampling, rock chip sampling, and 13,605 m of core drilling in 68 diamond drill holes. Corriente, through its wholly-owned subsidiary companies in Ecuador, holds a 100% interest in the Mirador Norte property. Billiton also holds a 2% Net Smelter Royalty interest in the Mirador Norte deposit.

At both the Mirador and Mirador Norte deposits, copper mineralization, primarily chalcopyrite, occurs with lesser gold and silver as disseminations and stockwork associated with a multiple-phased granodiorite intrusive system.

In November 2003, Corriente commissioned AMEC Americas Ltd ("AMEC") to be the primary consultant for the preparation of a bankable feasibility study for the Mirador project, which was based on the Mirador deposit alone. Knight Piésold Ltd was responsible for the design of a tailings management facility and related infrastructure, and Merit Consultants International Inc. provided study coordination, project planning/scheduling, and capital cost estimates. The Feasibility Study Report was filed on the Canadian SEDAR (System for Electronic Document Analysis and Retrieval) web site on May 13, 2005.

Corriente expanded its technical database in 2005 by completing 11,935 m of core drilling in 52 holes in the Mirador deposit. This program was in large part aimed at better defining the distribution of weakly mineralized porphyry dikes and breccias, which account for most of the lower-grade zones in the deposit. Another benefit was improved resolution of the distribution of higher-grade supergene copper mineralization. The geological data from the drill holes, together with new information from outcrops exposed during the construction of new drill trails, helped to confirm and refine contacts of the porphyry dikes, particularly in the northern sector. A few holes targeted the breccia dikes in the north part of the deposit, to better locate and define their contacts and to explore for potentially economic copper mineralization along their margins. The 2005 holes did not intersect any sizeable new dikes, or locate any important new areas of mineralization, so little revision of the geological model was required.

In the fourth quarter of 2005, Corriente retained MDA to prepare an updated mineral resource estimate for the Mirador deposit and to conduct pit optimization studies. The purpose of the mineral resource estimate update was to incorporate the new data from the fifty-two drill holes completed in 2005 into the resource model. MDA relied upon certain results of previously published work, and used procedures similar to those used by AMEC in the preparation of the 2004 mineral resource estimate. In its report titled "Technical Report Update on the Copper, Gold and Silver Resources and Pit Optimizations, Mirador Project, Ecuador", dated May 18, 2006, MDA reported Measured and Indicated Mineral


Resources of 437,670,000 tonnes grading 0.61% Cu, 190 parts per billion (ppb) gold, and 1.5 parts per million (ppm) silver, at a 0.40% Cu cutoff grade. Inferred Mineral Resources, also at a 0.40% Cu cutoff, were stated as 235,400,000 tonnes grading 0.52% Cu, 170 ppb gold, and 1.3 ppm silver. The MDA estimate placed more material in the Measured and Indicated resource category than was reported by AMEC in 2004, at a slightly lower grade. These changes were the direct result of the inclusion of new data from the 2005 infill-drilling program.

In 2006, Corriente completed 6,781 m of drilling in 39 core holes in the Mirador Norte deposit. The program was designed to provide geological and grade information to support a resource estimate. Corriente engaged MDA in August 2006 to provide a mineral resource estimate for the Mirador Norte deposit, in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument ("NI") 43-101. MDA was also instructed to prepare a Technical Report for the Mirador Project to include both the Mirador and Mirador Norte deposits.

1.2   Geology and Mineralization

The copper-gold-silver mineralization of the Mirador deposit is hosted dominantly by Late Jurassic granodiorite and intrusive breccia phases of the Zamora Batholith. Both early- and late-stage hornblende feldspar dikes can also be mineralized. The main copper mineral at Mirador is chalcopyrite; there is lesser chalcocite. Mineralization is present as disseminations and fracture-fillings within the host rock.

Near the center of the Mirador mineralized system is a large body of breccia, interpreted to be an intrusive pipe or diatreme. This early-stage mineralized breccia is composed of angular fragments of porphyry dikes, Zamora granite, and quartz-vein fragments.

Weakly developed zones of enriched supergene copper lie beneath a leached "cap," and a mixed transition zone separates the two.

The sequence of mineral deposition at Mirador has been divided into early-stage molybdenum, early-stage copper ± gold, late-stage copper-gold, and a final weak polymetallic vein stage. Both copper-gold depositional events are dominated by chalcopyrite, with traces of native gold. Trace amounts of molybdenite are present in early-stage quartz veins that have a preferred east-west orientation. These veins occur as stockwork in both Zamora granite and early porphyry dikes.

The geology of the Mirador Norte deposit is similar to that of Mirador, three kilometers to the southeast. Mirador Norte mineralization also consists mainly of disseminated and stockwork chalcopyrite +/- chalcocite in granodiorite of the Zamora Batholith and, to a lesser extent, in northwest-striking hornblende feldspar porphyry dikes.

At Mirador Norte, there is also a superficial leached zone from zero to forty meters thick overlying a secondary enrichment blanket, averaging fourteen meters thick. The secondary enrichment zone has chalcocite coatings on chalcopyrite and pyrite. In many holes the transition from leached to enriched is



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 4***

marked by a mixed zone with centimeter to meter-size areas with remnant sulfides within the leached zone. The enriched zone grades into primary, disseminated chalcopyrite mineralization. Higher-grade areas are associated with structurally controlled, fine-grained, dark-gray silica flooding which can contain more than 5% chalcopyrite locally. Copper grades are similar in both granodiorite and porphyry dikes, although at the south margin of the deposit the copper grades in porphyry show some variation.

1.3   Sampling, Quality Assurance/Quality Control and Check Sampling

In all the drilling campaigns at Mirador and Mirador Norte, Corriente used consistent strategies for sampling, sample preparation, and sample analysis. Split drill core samples were sent to preparation facilities in Ecuador, and 100-gram pulp sub-samples were shipped to analytical laboratories in Vancouver, Canada. Copper was analyzed by atomic absorption spectroscopy ("AAS") methods, and gold was determined by fire assay with an AAS finish. The names of the laboratories used and the details of sample preparation and analysis are provided in the pertinent sections of this report.

The quality assurance/quality control ("QA/QC") procedures used by Corriente became more sophisticated with successive drill campaigns. The early exploratory drill programs (2000-2002) did not incorporate fully adequate QA/QC procedures. To compensate for this, 5% of the sample pulps from the Mirador deposit drill programs were sent to ALS Chemex in Vancouver, Canada in 2004 for re-analysis. The copper and gold grades from the re-analyzed check samples compared well to the grades from the original samples. Consequently, all of the original Mirador deposit sample assays were considered sufficiently accurate to be used for mineral resource estimation purposes.

A more comprehensive QA/QC program was adopted by Corriente in 2004, following procedures recommended by AMEC. AMEC reviewed the duplicate sample analyses and concluded that the analytical results for copper indicated that the drill core sampling, sample preparation, and analytical procedures in use would lead to good quality copper analytical results for all samples. However, AMEC also noted that the gold data for the Mirador deposit pulp duplicate samples indicated that, for 90% of the samples, there is an average difference of 15% between the gold grades of the pulp duplicate samples and the grades of the original pulp samples. AMEC concluded that this reflected a relatively low level of precision and suggested that the causes of the effect were probably the relatively small weight of the sample shipped to the assay laboratory (100 grams), and the small fire assay aliquot weight (30 grams).

AMEC completed a data quality check on 5% of the sample database used for its 2004 resource estimation. The data were found to be of excellent quality and adequate for AMEC's resource estimation purposes.

The 2005 drilling program at the Mirador deposit involved the drilling of 11,935 m in 52[1] core holes (M91 to M141). Because of this drilling, 3,592 additional assayed drill intercepts were added to the drill hole assay database, which now consists of 22,317 assays in 143 core holes. During a visit in 2005,

---

[1] This includes one abandoned hole.



MDA reviewed the results of the 2005 drilling program but did not take independent check samples from the 2005 drill holes. MDA did take independent samples from prior drilling campaigns.

The 2006 drilling at Mirador Norte totaled 6,781 m in 39 core holes. The Mirador Norte drill-hole assay database contains 4,238 copper assays and 4,233 gold assays in 68 holes. In a visit to Mirador Norte in September 2006, MDA reviewed the results of the 2006 and previous drill programs and took 17 check samples of split core from the 2003-2006 drill programs, as well as two check samples from surface exposures near the center of the deposit.

For the 2005 drilling program at Mirador, and the 2006 drilling program at Mirador Norte, Corriente generally followed the QA/QC guidelines recommended by AMEC.

The sample preparation procedures for both drilling programs are appropriate and well done, and the assays and analyses are of good quality. Based on the results of the analyses of standard samples inserted into the sample stream, there does not appear to be any significant bias in the analytical data. The results from the inserted blank samples indicate that the sample preparation procedures are conducted with appropriate care. Copper analyses of pulp duplicates reproduce well, while gold fire assays of pulp duplicates show modest variability. Although MDA does not believe that the modest variability in the reproducibility of gold assays has instilled any material bias or skewed the results, it is suggested that this be investigated with a set of metallic screen sample assays.

1.4   Metallurgical Testwork

The following refers to the Mirador deposit and is quoted *verbatim* from AMEC (2004).

A significant amount of metallurgical testwork has been undertaken on mineralized samples from the Mirador porphyry copper-gold porphyry deposit since 2002. SGS Lakefield Research (Lakefield), in Lakefield, Ontario carried out the main program of feasibility testing between December 2003 and September 2004. This included flowsheet development and mineralogical and recovery variability mapping programs on a total of about 3,000 kg of split diamond drill core from twenty drill holes and at various depths across the deposit. Overall this represents a reasonable spatial distribution of the expected metallurgy across the deposit.

The mill flow sheet selected for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary SAG and ball mill grinding to about 150 µm followed by copper rougher flotation, concentrate regrind to 25 µm, and cleaner flotation and dewatering. The process will be designed to treat 25,000 t/d. Concentrates produced are predicted to average 30% copper at a recovery of 91%. Gold recovery is expected to average 47%. A laboratory analysis of concentrates indicated that no significant deleterious penalty element impurities were present.

Additionally, metallurgical test work has been planned at Mirador Norte. MDA has reviewed the metallurgical sample locations that were chosen to characterize the various mineralized zones in that deposit. Based on this quick assessment of the sample locations, it seems the samples are well chosen.


The supergene samples are distributed regularly and throughout that zone. There were no samples of mixed material. The primary mineralization was well-sampled in the main part of the deposit, but the smaller northwest branches were not sampled; the northwest part of the deposit has a much smaller tonnage, contained in two separate limbs. MDA suggests that some testing should be done on uncomposited samples to assess any changes in metallurgical characteristics spatially throughout the deposit.

1.5   2005 Mirador Deposit Mineral Resource Estimate

In 2005, Corriente requested that MDA complete a resource update for the Mirador deposit. The motivation for the update was the inclusion of the 52 new drill holes that were completed in the Mirador deposit in 2005. MDA relied on previous work and used procedures similar to those used by AMEC in the original work in 2004, unless evidence existed suggesting that new procedures should be used. The final results conform to CIM standards.

Resource estimation utilized a combination of mineral and lithologic domains defined in wireframe solids that were constructed by Corriente. Gold, silver, and copper generally occur together, and so are modeled in a similar manner except in the enriched, mixed, and leached zones. In these zones gold and silver were modeled similarly but distinctly from copper. Specific gravity values used were similar to those used in previous modeling efforts, except that there were additional specific gravity data, and a 2% reduction factor was applied to account for sample-selection bias.

MDA estimated the resource using inverse distance to the fourth power, with a maximum of 14 samples per block and a maximum of four samples per hole. Search ranges varied depending upon the zone or lithology being estimated and reached 200 m. Resource classification criteria are presented in Table 1.1. A summary of the resources is presented in Table 1.2.



Table 1.1 Criteria for Resource Classification

MIRADOR	
All – <u>Measured</u>	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 20
Hypogene – <u>Indicated</u>	
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 100
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
Enriched (supergene) and Mixed – <u>Indicated</u>	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 75
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
All material not classified above is <u>Inferred</u>	
MIRADOR NORTE	
All – <u>Measured</u>	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	None
Hypogene – <u>Indicated</u>	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 100 *
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 50 **
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
Enriched (supergene) and Mixed – <u>Indicated</u>	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 75
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
Material not classified above is <u>Inferred</u> unless beyond 50 m of a sample outside the 0.12% Cu shell	
Leached – modeled but unclassified; all Leached material is considered to be waste	
* inside the 0.12% Cu shell; ** outside the 0.12% Cu shell	

It is important to note that the deepest drill hole samples are from elevations of approximately 850 m and are mineralized. MDA has reported Inferred resources to the 750-m elevation but has modeled below this level to elevations of 650 m. Results below the 750-m elevation are not included in the reported resource.


Table 1.2 Mirador Resource Estimate Summary

Total Measured

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000

Total Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000

Total Measured and Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	437,670,000	0.61	5,887,000,000	190	2,740,000	1.5	21,530,000

Total Inferred

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000

Hypogene Measured

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	50,880,000	0.64	717,640,000	210	340,000	1.6	2,650,000

Hypogene Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	375,150,000	0.60	4,954,310,000	190	2,310,000	1.5	18,130,000

Hypogene Measured and Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	426,030,000	0.60	5,671,950,000	190	2,650,000	1.5	20,780,000

Hypogene Inferred

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	233,240,000	0.52	2,680,480,000	170	1,240,000	1.3	9,850,000

Supergene* Measured

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	1,710,000	0.94	35,280,000	220	12,000	2.0	112,000

Supergene* Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	9,650,000	0.83	176,190,000	210	60,000	2.0	610,000

Supergene* Measured and Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	11,360,000	0.84	211,470,000	200	72,000	2.0	722,000

Supergene* Inferred

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.40	1,033,000	0.67	15,185,000	170	5,600	1.3	44,000

* Supergene includes mixed and enriched; no leached material is tabulated in Measured, Indicated or Inferred

*total Measured plus Indicated resources were calculated from rounded Measured and rounded Indicated resources and hence some apparent differences are rounding related.



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 9***

1.6   2006 Mirador Norte Resource Estimate

Corriente requested in August 2006 that Mine Development Associates (MDA) complete a resource update on the Mirador Project, and specifically on the Mirador Norte deposit, which lies about 3 km northwest of the Mirador deposit. The incentive for the update was the completion of 39 new drill holes at Mirador Norte in 2006. The Mirador Norte drill-hole assay database contains 4,238 copper assays and 4,233 gold assays in 68 holes.

The work done by MDA included a review of Corriente's geologic model and a QA/QC analysis, resource estimation, pit optimizations, and pit design.

A combination of material types, mineral domains, and lithologic codes was used to control grade estimation and assign density values for Mirador Norte. Material-type domains consist of the leached, mixed, and enriched zones in the weathered profile. For copper, mineral domains included grade shells and lithologic groups (pre-mineral dikes, post-mineral dikes, and post-mineral breccias) in the hypogene mineralization. Copper was modeled separately in each of the three weathered zone material types. Gold and silver were modeled identically to copper in the hypogene material using the same copper-grade shells, but were modeled differently from copper in the weathered zones. One of the most important geological differences between Mirador Norte and Mirador is that the dikes at Mirador Norte do not appear to materially affect the metal distributions.

In the hypogene material, the main grade shell, used for copper, gold, and silver, is defined by the change from grades dominantly above ~0.2% Cu to grades dominantly below ~0.2% Cu. A clear, albeit gradational (~0.12% Cu to ~0.4% Cu) separation is shown on quantile plots of the copper distribution. To compensate for the gradational changes in grade, two additional shells were manually defined at ~0.12% Cu and ~0.4% Cu.

Two grade shells (~0.12% Cu and ~0.4% Cu) were used to code samples, while only one shell (~0.2% Cu) was used for controlling the estimation and model block coding. Those samples lying outside the 0.4% Cu shell were used to estimate blocks outside the 0.2% Cu shell while those samples lying inside the 0.12% Cu shell were used to estimate grades inside the 0.2% Cu shell. By coding and using samples in this manner, gradational changes were instilled in the model around the 0.2% Cu grade shell. Sample compositing was done to six-meter lengths, after capping and honoring all material types, grade shells, and lithologic contacts. Overall, the mineralization style of the Mirador Norte deposit is sufficiently evenly distributed to require little capping or estimation grade-projection restrictions.

For Mirador Norte, MDA estimated three models for copper and three for gold; these were a kriged model, an inverse-distance squared model and a nearest-neighbor model. The comparison was considered good; for the final reported resource MDA used an inverse distance power of three (ID^3). Because of the low silver grades and the relatively few samples with silver assays, modeling results are not reported for silver.

There is no Measured material at Mirador Norte. This is in part because the drill spacing is still relatively wide and because this is the first resource estimate for Mirador Norte. The resource for the Mirador Norte deposit is presented in Table 17.13.


Table 1.3 Mirador Norte Deposit Indicated and Inferred Resources

Indicated Resource

%Cu Cutoff	Tonnes	%Cu	lbs Cu	Au ppb	oz Au
0.40	171,410,000	0.51	1,921,000,000	89	489,000

Inferred Resource

%Cu Cutoff	Tonnes	%Cu	lbs Cu	Au ppb	oz Au
0.40	45,820,000	0.51	513,000,000	68	101,000

1.7   2006 In-Pit Resource, Mirador Norte Deposit

MDA used the Medsystem© Lerchs-Grossmann "floating cone" algorithm to produce open-pit cone shells using the parameters shown in Table 1.4. Only Measured and Indicated materials were allowed to make a positive economic contribution; Inferred material is considered waste. The cutoff grade for the base case ($1.00/lb Cu price), assuming only copper revenue, is 0.37% Cu. Because recovered gold contributes value, the actual cutoff is slightly lower depending on the gold grade.

MDA designed an ultimate pit using the base-case floating cone (Cu $1.00/lb, Au $400/oz) as a template. Haul roads were designed with a maximum 10% grade and a width of 22 m. This should accommodate haul trucks of 90-tonne capacity, which are about 7-m wide.

AMEC reported preliminary pit slope angles and designs for the Mirador deposit in the 2005 feasibility study (AMEC, 2005). These slopes, adjusted for inclusion of ramps, were used in the floating cone runs for Mirador Norte.



Table 1.4 Floating Cone Parameters

Item	Value
Copper Processing	
Mill recovery %	91.4%
Concentrate grade %	30%
Concentrate moisture %	8%
Concentrate losses %	0.25%
Concentrate transport $/WMT	$ 81.62
Concentrate transport $/DMT	$ 88.72
Smelting $/DMT	$ 75.00
Smelter recovery %	96.5%
Refining $/lb	$ 0.08
Gold Processing	
Mill recovery %	47%
Smelter payable %	95%
Refining $/oz	$ 6.00
Process cost with G&A $/DMT	$ 3.90
Mining $/DMT	$ 0.89
Copper price $/lb	$0.65-$1.50
Gold price $/oz	$400
Overall pit slope angles	35°-42°

DMT = Dry Metric Tonne
WMT = Wet Metric Tonne

1.8   Recommendations

MDA and Sivertz believe that Mirador is a property of merit. For the Mirador Norte deposit specifically, it is recommended that certain work be completed:

- Core drilling should continue, in order to upgrade the resource classification and facilitate evaluation of the resource.

- A ground topographic survey should be completed to cover the limits of the current block model, as has been done at Mirador. The current topographic control is satellite derived with inaccuracies due to the thick forest cover.

- Bench-scale metallurgical test work should be conducted. When the metallurgical samples are chosen, the comments given in Section 16.4 of this report should be kept in mind.


The cost of this work would be approximately US$150,000, excluding drilling costs, which could add approximately US$250,000.

For the Mirador deposit:

- Continue work on the solids using new surface and planned geotechnical drill holes to guide the definition of the rock and material types, and modify the model through various iterations of slicing and reinterpretation;

- With the new material type and rock type models completed, estimate resources using a partial-block model to replace the sub-block model; and

- Re-run the block model using updated topography. The newest topographic base is 2-m IKONOS satellite topography merged with 4-m ground survey topography. The MDA 2005 Mirador deposit resource uses the older topographic model, which was 10-m orthophoto-derived topography merged with the 4-m ground survey.

For the Mirador Project:

The ongoing engineering, cost estimation, and environmental/social baseline work should be completed, to support the bankable Feasibility Study currently being prepared by SNC-Lavalin. As of the effective date of this report, this work is all underway; it will be reported in the SNC-Lavalin BFS:

- A review of the proposals received for mine engineering, procurement and construction.

- Studies to determine the optimum production capacity for the Mirador Project, balancing constraints such as availability of electrical power and other logistical realities against maximum achievable mining and milling rates.

- Preparation of an overall mine plan to accommodate expansion to a range of milling capacities from 25,000 tpd to 50,000 tpd.

- Preparation and review of capital expenditure and operating costs for the optimum mine expansion plan.

- Completion of the ongoing slope stability work.

- Identification of any potential issues relating to large waste dumps and tailings facilities.

Estimated costs for the previously described engineering work would be approximately $150,000. An estimate of costs for the full range of Feasibility Study engineering and construction work is beyond the scope of this report. Corriente reports that it has budgeted approximately $22 million for Engineering, Procurement, Construction and Management ("EPCM") through the end of 2006.


2.0   INTRODUCTION AND TERMS OF REFERENCE

2.1   Introduction

Corriente Resources Inc. ("Corriente") engaged Mine Development Associates ("MDA") in the fourth quarter of 2005 to provide an updated mineral resource estimate for the Mirador deposit at Corriente's Mirador Project in southeastern Ecuador. The work entailed estimating mineral resources for the Mirador deposit in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument ("NI") 43-101. The work also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with the format set out in 43-101F1. The Technical Report was entitled "Technical Report on the Copper, Gold and Silver Resources and Pit Optimizations, Mirador Project, Ecuador", and was filed on SEDAR by Corriente in May 2006. Steven Ristorcelli, P.Geo., Principal Geologist for MDA, served as the Qualified Person responsible for preparing the resource estimate. The Technical Report was prepared by Steven Ristorcelli and George Sivertz, P.Geo., Senior Geologist, OreQuest Consultants Ltd. Steven Ristorcelli visited the Mirador property from January 4 to January 7, 2005. George Sivertz did not visit the Mirador property.

Corriente engaged MDA in August 2006 to provide a mineral resource estimate for the Mirador Norte deposit, in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument ("NI") 43-101. MDA was also instructed to prepare an updated Technical Report for the Mirador Project to include both the Mirador and Mirador Norte deposits.

The present updated Technical Report presents a resource estimate and pit optimizations for the Mirador deposit. It retains the content of the NI 43-101 Technical Report titled "Technical Report on the Copper, Gold and Silver Resources and Pit Optimizations, Mirador Project, Ecuador", dated May 18, 2006. Steven Ristorcelli, P.Geo., Principal Geologist for MDA, served as the Qualified Person responsible for preparing the resource estimate. This Technical Report was prepared by Steven Ristorcelli and George Sivertz, P.Geo., Senior Geologist, OreQuest Consultants Ltd. Steven Ristorcelli visited the Mirador property in August 31 to September 2, 2006.

2.2   Terms of Reference

MDA and Sivertz are not associated or affiliated with Corriente Resources Inc, EcuaCorriente S.A. ("EcuaCorriente"), ExplorCobres S.A. ("ExplorCobres", formerly named Minera Curigem S.A.), or any related companies. Any fees paid to MDA or Sivertz for the work done or preparation of this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report. The fees are in accordance with industry standards for work of this nature.

MDA completed a NI 43-101-compliant resource estimate for the Mirador deposit in 2005, and conducted pit optimization studies and a review of the quality assurance/quality control procedures used by Corriente in the 2005 Mirador deposit drilling program. The sections of the present report that


discuss these studies (Sections 14, 17, and the pertinent sections of the Summary, Conclusions, and Recommendations) are based on the work done by MDA in 2005.

MDA completed a NI 43-101-compliant resource estimate for the Mirador deposit in September 2006, and conducted pit optimization studies and a review of the quality assurance/quality control procedures used by Corriente. The sections of this report that discuss the Mirador Norte studies (Sections 14, 17, and the pertinent sections of the Summary, Conclusions, and Recommendations) are based on the work done by MDA in 2006.

The sections of this report that discuss other aspects of the Mirador project rely on information set out in the following reports:

AMEC Americas Limited, 2004: Technical Report, Mirador Project. Morona Santiago (*sic*) Province, Ecuador. AMEC Americas Limited Technical Report prepared for Corriente Resources Inc, October 22, 2004.

AMEC Americas Limited, 2005: Mirador Copper Project Feasibility Study Report. May 2005.

Dawson, J.M., and Makepeace, D.K, 2003: Mirador Project, Corriente Copper Belt, Southeast Ecuador. Order-of-Magnitude Study, Part 1, Technical Report. February 2003.

Makepeace, D.K, 2001: Corriente Copper Belt Project, Southeast Ecuador, Order-of-Magnitude Study (Preliminary Assessment Technical Report), June 22, 2001.

Makepeace, D.K, 2002: Mirador Project, Corriente Copper Belt, Southeast Ecuador. Preliminary Assessment Technical Report, February 12, 2002.

Makepeace, D.K, 2002: Mirador Project, Corriente Copper Belt, Southeast Ecuador. Preliminary Assessment Technical Report, September 3, 2002.

P&T Asesores Legales, Abogados 2006: Letter Regarding Certain Corporate Matters and the Status of Title to the Mining Concessions in Ecuador. Prepared for Corriente Resources Inc, May 25, 2006.

Trejo Rodriguez & Asociados, Abogados 2006: Letter Report Regarding the Mirador Property. Prepared for Corriente Resources Inc, October 19, 2006.

The report is also based in part on personal communications with Mr. Ken Shannon, P. Geo., Chairman and C.E.O. of Corriente Resources Inc, Mr. John Drobe, P.Geo., geologist for Corriente, and other field geologists who worked at Mirador in 2005 and 2006. It also draws on information provided in other geological and technical reports listed in the References section of this report. The writers have carefully reviewed all of the information provided by Corriente and believe the information to be reliable. All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise. The coordinate system in use on the property and in all maps and references in this report is UTM zone 17 S, datum Provisional SAD 1956. The estimated costs in the Recommendations sections (1.6 and 21.0) include Ecuadorian taxes where applicable.



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources *Page 15*

3.0   RELIANCE ON OTHER EXPERTS

MDA and Sivertz have not personally reviewed the land tenure, are not Qualified Persons with regard to land tenure in Ecuador, and have not independently verified the legal status or ownership of the properties or underlying option agreements. The law firm of P&T Asesores Legales, an independent law firm, provided the writers with legal opinions on land tenure, environmental liabilities, and the status of permits as of May 25, 2006. All metallurgical information and reporting are adapted or quoted verbatim from information published in reports by AMEC (2004, 2005).

The summaries of the Mirador Project environmental and social baseline studies in this report are based on information stated in the report titled <u>Mirador Copper Project Feasibility Study Report</u>, dated May 2005 (AMEC Americas Limited).

The results and opinions expressed in this report are conditional upon the aforementioned environmental, geological and legal information being current, accurate, and complete as of the date of this report, and the understanding that no information has been withheld that would affect the conclusions made herein. The writers reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. The writers will assume no responsibility for the actions of Corriente in distributing this report.


4.0   PROPERTY DESCRIPTION AND LOCATION

4.1   Property Location

The Mirador property is centered 10 km east of the Rio Zamora (Zamora River) in the Zamora-Chinchipe Province of southeast Ecuador, adjacent to the border with Perú (Figure 4.1).   The concessions are approximately 340 km south of Ecuador's capital city of Quito and 70 km east-southeast of the city of Cuenca. The center of the Mirador concession group has UTM coordinates 9,604,200 N and 785,000 E (UTM Zone 17S, Provisional South American Datum 1956). The ten concessions cover an area of 9,928 hectares. The concessions are registered with the National Directorate of Mining and have not been legally surveyed.

4.2   Mineral Tenure

Billiton Ecuador B.V., now BHP Billiton S.A. ("Billiton") began exploration in southeastern Ecuador in 1994 and identified a number of possible porphyry copper targets in the region. In April 2000, Billiton and Corriente entered into an agreement covering 230 sq km of mineral concessions in the southern part of the region, including the area of the Mirador property. Under the agreement, Corriente could earn a 70% interest in each of the Billiton projects by completing a feasibility study and meeting certain financial and work commitments. At the completion of each feasibility study, Billiton could elect to back-in for a 70% interest by providing production financing, retain a 30% working interest, or dilute to a 15% Net Profit Interest ("NPI").

Corriente also entered into an exploration management arrangement where Lowell Mineral Exploration ("Lowell") could earn up to 10% of Corriente's interest in certain properties in exchange for managing the exploration of the properties.

In December 2002, Corriente announced that it had received notice from Billiton that the Mirador property was to be separated from the existing copper-gold joint venture in Ecuador, and that the exploration concessions were to be transferred to Corriente. Billiton was to retain no back-in rights, but had the option to retain its 30% participating interest in the Mirador property or revert to a 2% Net Smelter Royalty ("NSR"). Billiton elected to revert to the 2% NSR interest. At this time, Lowell held a 10% interest in Corriente's Mirador project. Corriente, in December 2003, granted Lowell the option to exchange its 10% interest in the Corriente mineral concessions, including Mirador, for a 100% interest in the Warintza property. In June 2004, Lowell exercised that option. Corriente, through its wholly-owned Cayman Island-based subsidiary, which in turn controls the companies in Ecuador, now holds a 100% interest in the Mirador property. BHP Billiton holds a 2% NSR interest in the Mirador property, specifically for the mining areas in concessions MIRADOR 1, MIRADOR 1A, MIRADOR 2, MIRADOR 2A, CURIGEM 18, CURIGEM 18 EAST, CURIGEM 19, and CURIGEM 19A (CAYA 36 has been transferred to Minera Midasmine S.A., a Corriente-related company, but carries the same royalty). The MIRADOR 1 and MIRADOR 2 concessions encompass the Mirador and Mirador Norte deposits. Corriente reports that for the Mirador property, the 2% NSR royalty held by BHP Billiton can be reduced to 1% if Corriente makes a payment of $2 million to BHP Billiton.



Figure 4.1 Location Map



COLOMBIA
PACIFIC OCEAN
N
Equator 0°
Quito
ECUADOR
2° S
Guayaquil
CORRIENTE COPPER BELT
PANANTZA SAN CARLOS DEPOSITS
Mendez
Cuenca
Machala (Puerto Bolivar)
Puerto Morono
Gualaquiza
Proposed Concentrate Trucking Route
Zamora R.
Morona River
Santiago River
PERU
4° S
Loja
80° W
76° W
MIRADOR DEPOSIT
Ecuador
South America
Pacific Ocean
Atlantic Ocean
SCALE
Miles
0
70
0
70
Kilometers
78° W
CORRIENTE RESOURCES INC.
PROJECT LOCATION MAP
March 2004


The locations of the ten individual concessions that make up the Mirador property are shown in Figure 4.2 and Figure 4.3. Figure 4.2 shows all of Corriente's holdings in the region and Figure 4.3 shows only those concessions that are the subject of this report. The state code numbers, area in hectares, property registration dates and ownership of the Mirador concessions are as indicated in Table 4.1 (P&T Asesores Legales 2006). All concessions are now held by EcuaCorriente S.A. ("EquaCorriente" (Table 4.1), since those that were formerly held by Curigem S.A. were transferred to EcuaCorriente. EcuaCorriente is fully owned by Corriente through its wholly-owned Cayman Island-based subsidiary (P&T Asesores Legales 2006; Appendix A). According to information supplied by Corriente, the Mirador deposit is located along the boundary between the MIRADOR 1 and MIRADOR 2 concessions. The Mirador Norte deposit is located three kilometers northwest of the Mirador deposit, in the northwest part of the MIRADOR 1 (capitalization consistent with Registration Documents and with sec 4.2) concession.

The concessions cover an area of 9,928 hectares (99.28 sq km). All the concessions are within Zamora-Chinchipe Province. Two of the concessions, MIRADOR 3 and MIRADOR 4, are not contiguous with the main eight-concession Mirador block (Figure 4.3).

According to Ecuadorian Mining Law, concessions registered against title to mining properties have a term of 30 years, which can be automatically renewed for successive 30-year periods, provided that the registered concession holder files a written notice of renewal before the expiry date (P&T Asesores Legales 2006).

Table 4.1 Registration Data for Mirador Concessions

Concession	Code number	Hectares	Owner	Registration Date
MIRADOR 1	500807	2,105	EcuaCorriente S.A.	February 7, 2003
MIRADOR 1 Este	501181	295	EcuaCorriente S.A.	"en tramite"
MIRADOR 2	500805	880	EcuaCorriente S.A.	February 7, 2003
MIRADOR 2 Este	501182	320	EcuaCorriente S.A.	"en tramite"
CURIGEM 18	4768	1,600	EcuaCorriente S.A.	August 23, 2001
CURIGEM 18 Este	500806	800	EcuaCorriente S.A.	February 7, 2003
CURIGEM 19	4769	2,350	EcuaCorriente S.A.	August 23 2001
CURIGEM 19 Este	501183	550	EcuaCorriente S.A.	"en tramite"
MIRADOR 3	500976	1,020	EcuaCorriente S.A.	May 12, 2005
MIRADOR 4	501023	8	EcuaCorriente S.A.	January 9, 2006
TOTAL		9,928		

Note: Caya 36, a concession that had been listed in this table in previous reports has been transferred to Minera Midasmine S.A.; "en tramite" means that the applications for these concessions have passed the first review stage between October 27 and October 29, 2006 and are waiting to be finalized.

Figure 4.2 Concession Location Map

(From Corriente)


LEGEND
Minera Midasmine S.A.
Minera ExplorCobres S.A.
Minera EcuaCorriente. S.A.
Towns / Communities
Rivers
Roads
Chumbis
Ayangasa
San Antonio
Caya 20
Curigem 2
Curigem 3
Panantza
Panantza2
San Carlos
Curigem 6
Curigem 7
Curigem 8
Curigem 11
Curigem 22
Caya 29
Caya 7
ECUADOR
PERU
Dolorosa 2
Dolorosa1
Mirador 3
Mirador 4
Curigem18
Mirador1
East
Mirador2
Curigem 19
Caya 36
Piedra Liza 1
Piedra Liza 2
0 12.5 25
kilometres
CORRIENTE
RESOURCES INC.
CORRIENTE COPPER BELT
Concessions
Date: Nov 2006
Figure:
File:
Author: DDL
Scale :

Caya 36 has been transferred to Minera Midasmine S.A.



Figure 4.3 Detailed Map of the Mirador Concessions

(From Corriente)

Caya 36 has been transferred to Minera Midasmine S.A.


Each year, owners of mining concessions in Ecuador must pay an "annual conservation patent fee" for each hectare of area that is covered by their concessions. The fees are payable during the month of March. When the appropriate fees are paid, the registration of each concession is renewed in the name of the present holder for another one-year term. The patent fees are shown in Table 4.2 table below (P&T Asesores Legales 2006). The ten Mirador concessions are currently in good standing with respect to the payment of the conservation patent fees; the next payments are due in March 2007 (Trejo Rodriguez & Asociados, 2006). . The annual fees payable for the ten Mirador concessions in March 2007 total $18,828.00

Table 4.2 Annual Conservation Patent Fees Payable for Mineral Concessions in Ecuador

From (Year of Registered Ownership)	To (Year of Registered Ownership)	Conservation Patent Fee per hectare per year (US$)
First	Third	1.00
Fourth	Sixth	2.00
Seventh	Ninth	4.00
Tenth	Twelfth	8.00
Thirteenth	Onwards	16.00

Corriente has acquired copies of the land maps that show the surface rights holdings in the Mirador area (Figure 4.4). The surface rights for all land that may be affected by proposed mining, construction sites, dumps, tailings dams and other infrastructure needed for the Mirador project have been purchased by Corriente, or are in the process of negotiation for purchase, or are being registered and verified. Figure 4.4 illustrates the status of surface rights acquisition. The different colors show the status of the surface rights. Gray represents areas with independently owned surface rights, and pink indicates areas that have been purchased by Corriente. The areas that are in the process of being negotiated or acquired by Corriente are shown in magenta.


Figure 4.4 Detailed Map of the Mirador Property Rights

(From Corriente)



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 23***

4.3   Permits and Agreements

For the exploration phase of the Mirador property, all the required permits are included in the approved exploration-phase Environmental Impact Statement ("EIS") that is on file with the Ecuadorian government. The EIS is an annual permit that is reviewed at year-end. For any mine development, as opposed to exploration activities, another document known as an EIA report must be filed and approved by government authorities.

The Mirador mining EIA and all supporting documents were submitted to the Ministry of Energy and Mines in Quito, Ecuador, in December 2005. This EIA did not include Mirador Norte. The EIA covers both the environmental aspects of proposed mining operations at Mirador, and community and social plans associated with the Mirador project. The Ecuadorian government approved the EIA on May 4, 2006 and the letter acknowledging receipt of the bond was received by the Ministerio De Energía y Minas (Ministry of Mines) on June 12, 2006. Given demonstrated economic viability, the Mirador EIA will need to be extended to cover the potential environmental impacts generated by incorporating the Mirador Norte deposit into the Mirador mine plan. Because of recent mine planning changes, Corriente submitted a revised EIA to the government on September 29, 2006. The envisioned changes to the mine plan, according to Corriente, have a smaller impact on the environment. The government, by law, has 45 days to respond to the EIA submission. A list of some important permits required for the Mirador project is presented in Table 4.3.

Table 4.3 List of Major Permits Required for the Mirador Project
(From Corriente, 2006)

Permit	Granting Institution	Requirements	Estimated Time for Approval
Environmental License (EIA)	Ministry of Energy and Mines/ Ministry of Environment	Approval of EIA by both Ministries. Payment of license fees.	Approved May 4, 2006 Revised EIA submitted on Sept 29, 2006
Permit to Discharge	Ministry of Environment	Approval of EMP, payment of fees, compliance with EMP and regulations.	Valid for two years. To be obtained after one year of operation. Estimated time to obtain the permit: is 60 days.
Permit to Modify Water Courses	National Council for Hydrological Resources (Consejo Nacional de Recursos Hídricos)	Depends on EIA amendment approval (Nov 2006)	Dec 2006
Permit to Use and Transport Explosives	Joint Command of Logistics Management/Naval and Air Zone Command Squad (Dirección de Logística del Comando Conjunto/ Comandos de Brigada y de las Zonas Naval y Aérea)	Compliance with safety regulations and Ministry of defense application	Dec 2006
Health and Safety Permit	Ministry of Labor	Presentation of Company's Heath and Safety Plan.	Estimated time to obtain the permit is 45 days.



The following discussion of the Ecuadorian environmental permitting and approval process is quoted *verbatim* from the report titled <u>Feasibility Study Report, Mirador Project, Ecuador</u>, by AMEC Americas Limited (AMEC, 2005).

The Mirador project is located within the Cordillera del Condor. This area is considered ecologically important because of its high biological diversity and presence of endemic species.

Ecuador's environmental legislation is extensive and their requirements for early stage operations i.e., exploration, are well defined. Ecuador is one of the few Latin American countries that have adopted an EIA process for exploration activities. Argentina, Chile, and Perú have adopted a similar process to conduct environmental assessments for early stage exploration.

Under Ecuadorian Mining Law, the Ministry of Energy and Mines handles the environmental approval system for new mining projects. Mining concession holders are required to complete environmental impact studies and environmental management plans to prevent, mitigate, rehabilitate, and compensate for environmental and social impacts as a result of their activities. These studies are approved by the Ministry of Energy and Mines Sub secretary of the Environment.

Terrambiente, a Quito-based environmental firm, has completed an environmental baseline assessment for the Mirador Project. Baseline data collection commenced in March 2004 and has been ongoing through the study period.

The environmental approval process is summarized as follows:

[three bulleted points were removed as they were deemed incorrect by Corriente environmental staff)

- *The EIA is presented to the local affected communities and input to the EIA is requested. Corriente will have community meetings in Valle del Quimi, San Marcos, Tundayme, El Pangui, and at the Ministries of Energy and of the Environment. The EIA is updated to acknowledge community input.*

- *The EIA is submitted to MEM who reviews within a 45-day period after which the ministry will request Corriente to respond to any comments and questions regarding the EIA.*

- *Corriente will have a [45]-day period [or what is required] to submit responses to all comments and questions.*

- *The MEM will then take another [45]-day period to revise the documentation and pronounce its satisfaction with all information, obtaining in this way the Approval for the EIA.*

- *Once the EIA is approved, proceedings towards granting of the Environmental License starts. It is estimated that another 30-day period is needed to prepare and grant the Environmental License.*

- *Submission of EIA to the Ministry of the Environment will take place at the same time as with the Ministry of Energy and Mines. Approval times are expected to be less than MEM.*



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources *Page 25*

4.4   Environmental Impact Assessment

The firm of Terrambiente, a Quito-based environmental firm, completed an environmental baseline assessment for the Mirador project (AMEC, 2005). Baseline data collection commenced in March 2004 and has continued since that time. The following activities, related to ongoing environmental and baseline studies, are being conducted at the Mirador Project (EcuaCorriente, 2006):

- The hydrological monitoring program at Mirador commenced in 2004 and currently includes 28 surface water-quality sampling points from the local drainages, 12 subsurface sampling points and the main discharge river of Tundayme. Automated water level, manual staff gauge, and total solids measurements are taken from five stations located at various points around the deposit.

- The Mirador Norte water-sampling program began in 2005 and shares several of the same drainages as Mirador such as the Quimi and Wawayme River. An expanded surface and subsurface water-monitoring program for Mirador Norte is currently under design.

- Rainfall data are collected from two automated tipping rain buckets, one located on the Mirador deposit itself, and the other located one kilometer to the north.

- Complete weather data are collected by manual and automated means from a weather station located in the Mirador camp.

- Representative species are being collected from areas that will be impacted by the planned operation.

- A foreign consultant was employed to design and implement the community relations ("CR") plan. This has helped identify the local communities most impacted by the future mining activities and their respective needs. The CR plan is concentrating on the critical needs of employment, education, and health and infrastructure development to help the communities.

MDA spent time in EcuaCorriente's Quito office discussing the project. EcuaCorriente staff believes that while the area is sensitive, causing increased costs and environmental efforts, the challenges are manageable.

On March 23, 2005 (Registro Oficial, Organo del Gobierno del Eucador), a forest preserve (Bosque Protector Condor) was designated. This preserve lies along the border with Perú and covers a portion of the MIRADOR 1, MIRADOR 2, CURIGEM 18 EAST, CURIGEM 19 and CAYA 36 concessions (Figure 4.5). While this forest designation does not preclude exploration and mining, there will be more stringent environmental regulations and permitting, which will have to be approved by both the Minister of Mines and Energy and the Minister of the Environment.


Figure 4.5 Map of Mirador Project Concessions and *Bosque Protector* Condor Limits

(from Corriente)



Caya 36 has been transferred to Minera Midasmine S.A.



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   *Page 27*

5.0   ACCESS ROUTES, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE

5.1   Access Routes

Access to the Mirador property from Quito, the capital city of Ecuador, can be gained by road or by a combination of air and road travel. There is scheduled air service from Quito to Cuenca and Loja, the cities northwest and southwest of the property. From these centers, small aircraft can be chartered to fly to Gualaquiza, the nearest airfield to the deposit.

There is road access from Quito to Cuenca for the transport of samples or heavy equipment. From Cuenca, a system of paved and gravel roads leads to the village of Tundayme, 6 km from the project site. The road distance is approximately 230 km and the travel time is about five to six hours. There is also road access from Tundayme to the Pacific Ocean port of Machala.

Corriente reports that the initial engineering study has been performed on the main access road from Chuchumbletza to the Mirador site (approximately 17 km). The definitive road design will be completed on October 23, 2006. The study will turn into a road improvement bid package to upgrade the existing dirt road to a 7.2-meter wide access road from Chuchumbletza to the site. This road improvement is planned to begin before the end of 2006.

Corriente constructed a six-kilometer pilot road in 2005, which passes just south of the Mirador Norte deposit area and provides access to the east side of the Mirador deposit. Trails from various points along this road provide access to most of the critical sectors of the project area.

5.2   Climate

The area has a wet equatorial climate with a reported rainfall of 2,300 millimeters (mm) per year. Rainfall can exceed 60 mm in a 24-hour period. Variations in the local terrain exert a strong influence over rainfall, so the area has many different local rain regimes. Fieldwork is possible all year round. The best time for airborne surveys or road and trail construction is from October to December, because of clearer skies and drier weather conditions.

5.3   Physiography

Tributaries of the Rio Zamora drain the central and western parts of the Mirador property. The flanking highland areas of the Paramos de Matanga on the west, and the Cordillera de Condor on the east, rise to maximum elevations of 4,200 and 3,500 meters above sea level ("masl"), respectively. The elevations of the property range from about 800 to 1,400 masl. The property supports second-growth tropical forest, although there are numerous clearings at lower elevations.

5.4   Infrastructure

The Mirador exploration camp is supplied with electricity from the local power grid.


The closest existing airstrip is at Gualaquiza, about 40 km to the northwest of the deposit. It has an asphalt runway approximately 2,075 m long (AMEC, 2004). The availability and sources of water, mining personnel, potential tailings storage areas, potential waste disposal areas and processing plant sites are discussed at length in the May 2005 Feasibility Study Report (AMEC, 2005).

In an internal memorandum dated October 6, 2006, Corriente's Ecuadorian subsidiary EcuaCorriente S.A. reported:

"We are currently evaluating several viable alternatives for the Mirador Project power supply. The estimated demand for the Mirador project is 30 MW. The options under consideration listed in order of priority include the following:

1. *Connect to an existing hydroelectric plant that is located near the Mirador project site. With planned expansions, this hydroelectric plant complex will have a capacity of 59 MW.*
2. *Develop Santa Cruz (in-house project) – Potential 56 MW (preliminary evaluation) hydroelectric project located approximately 15 km from the Mirador project site.*
3. *Develop Sabanilla – potential 30 MW hydroelectric projects located 70 km from the Mirador project site.*
4. *Connect to the Ecuadorian electrical grid. We are considering two options for the connection. The first option is to build a transmission line from the Mirador site to Limon (approximately 65 km) and upgrade the existing transmission line between Limon and Cuenca (approximately 61 km). The second option is to build a transmission line from the Mirador site to the Molino substation at the Paute Hydroelectric plant (approximately 140 km) which is the strongest distribution point on the Ecuadorian power grid.*
5. *Install onsite thermal power generation plant.*

   Note that options 1 through 4 would be connected to the Mirador site by dedicated power transmission lines to guarantee a dedicated power source for Mirador. The above options are being evaluated for economic feasibility, stability, reliability, constructability, and maintainability. We are confident that we can secure a reliable power supply for Mirador phase one and also for future expansion with several additional hydroelectric options near the Mirador site."


6.0   HISTORY

6.1   Exploration History

Billiton Ecuador B.V., now BHP Billiton S.A. ("Billiton") began regional exploration in southeastern Ecuador in 1994. Stream-sediment sampling was the main tool used to locate base metal anomalies. After further follow-up and mapping, Billiton identified possible porphyry copper systems associated with these anomalies. At least eight separate porphyry copper systems have now been identified in the region (AMEC, 2004).

The area of the present Mirador property attracted interest during the original reconnaissance geological and geochemical surveys completed in December 1994. These surveys, which included the collection of 315 stream sediment pan concentrate samples, identified a 50 sq. km drainage area where stream sediments contained anomalous grades of Cu, Mo, Au, Zn, and Ag. During the period from 1995 to 1999, Billiton was forced to restrict its activities to the north part of the region, away from the Perúvian border. A large area in the Cordillera del Condor, including the Mirador property, was declared off limits by the Ecuadorian Government during the time of the border conflict between Ecuador and Perú.

After Ecuador and Perú signed a peace treaty in July 1999, Billiton completed detailed follow-up surveys to better define the anomalous areas at the Mirador property. Billiton collected 746 soil samples along ridges and 219 rock chips from outcrops in stream drainages traversing the anomalous zones. This work, along with geological mapping, defined the anomalous zone that later became the Mirador deposit. In April 2000, Billiton and Corriente entered into an agreement covering the area of the Mirador property.

In February 2002, after the completion of 52 diamond drill holes (Phases 1 and 2) at the Mirador deposit, Corriente published the results of a mineral resource estimate (Makepeace, February 2002). The estimated tonnage and grade, calculated at a 0.65% Cu cutoff grade, were 218 million tonnes grading 0.73% Cu, all in the Inferred Mineral Resource category.

In February 2003, Corriente published the results of another mineral resource estimate based on the 62 (Phases 1, 2 and 3) holes completed at the Mirador deposit (Dawson and Makepeace, 2003). The estimated tonnage and grade, calculated at a 0.65% Cu cutoff grade, were stated as 182 million tonnes grading 0.76% Cu, all in the Inferred Mineral Resource category. An average gold grade of 0.22 g/t was reported to accompany this copper resource.

In July 2003, Sumitomo of Japan completed independent metallurgical tests on mineralized material from the Mirador deposit, with favourable results. AMEC reviewed this work and found it to be done to industry standard. Subsequent follow-up work has confirmed its conclusions (AMEC, 2004). The metallurgy of the Mirador mineralization is discussed in more detail in Section 16 of this report.

A fourth phase of drilling was conducted at the Mirador deposit between December 2003 and April 2004. A total of 8,091 m of core drilling was completed in 29 holes.


In November 2003, Corriente commissioned AMEC Americas Limited ("AMEC") to be the primary consultant for the preparation of a bankable feasibility study for the Mirador Copper Project. Knight Piésold Ltd was responsible for the design of a Tailings Management Facility and related infrastructure, and Merit Consultants International Inc. provided study coordination, project planning and scheduling and capital cost estimates. The Feasibility Study Report, which did not consider the Mirador Norte prospect, was completed in May 2005.

In 2004, Corriente engaged AMEC to provide a mineral resource estimate and Qualified Person's review and Technical Report for the Mirador Project. The work entailed estimating mineral resources for the Mirador deposit in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument ("NI") 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with the format set out in 43-101F1. That Technical Report, titled "Technical Report, Mirador Project, Morona Santiago (*sic*) Province, Ecuador" and dated October 22, 2004, was filed on SEDAR on October 22, 2004. Susan Lomas, P.Geo., an employee of AMEC, served as the Qualified Person responsible for preparing the resource estimate presented in the October 2004 AMEC report. This mineral resource estimate, based on data from the 91 core holes completed at the Mirador deposit as of April 2004, was also used in the preparation of the AMEC May 2005 Feasibility Study Report. The details of the mineral resource estimate are set out in this Feasibility Study Report, in the section titled "2004 Mineral Resource Estimate (AMEC)".

This historic Mirador deposit mineral resource estimate is superseded by a more recent estimate (MDA, 2005). Both mineral resource estimates were prepared in compliance with National Instrument 43-101 and CIM definitions, using 3-D geological modeling/mining software. Drilling at the Mirador project totals 36,284 m in 143 core holes.

Corriente conducted 11,935 m of core drilling at the Mirador deposit in 2005. Most of this 52-hole program involved the drilling of angled infill drill holes that were intended to better define the early porphyry dikes, which account for most of the lower-grade zones in the deposit, and the post-mineral dikes. A six-kilometer pilot road was pushed through to the east side of the deposit from the existing access road leading south from the camp, creating better access to the drill platforms.

In the fourth quarter of 2005, Corriente retained MDA to prepare an updated mineral resource estimate for the Mirador deposit and to conduct pit optimization studies. The purpose of the mineral resource estimate update was to incorporate the new data from the 52 new drill holes completed in the Mirador deposit in 2005 into the resource model. MDA relied upon the results of previous work, and, unless there were compelling reasons to do otherwise, used procedures similar to those used by AMEC in the preparation of the 2004 Mirador deposit mineral resource estimate (AMEC, 2004).

The Mirador Norte deposit was discovered by Corriente in March 2003, during geological mapping in the area surrounding the Mirador deposit. Gossanous leached outcrops were noted along the road leading to Valle de Quime village, and gossanous and quartz-sericite altered clasts were discovered in two creeks crossing the same road. Mapping traverses up a small tributary of the Rio Wawayme led to


the discovery of disseminated chalcopyrite with patchy chalcocite in silicified granodiorite and porphyry. Semi-continuous rock chip sampling returned some values of over 1% copper, and a ridge soil-sample program was subsequently completed. This outlined a large, strong, copper-gold-molybdenum anomaly centered on a zone of strong zinc depletion that attracted interest because of its similarity to the geochemical 'signature' typical of the other porphyry deposits in the area. The first four drill holes were completed in July 2003, and these confirmed that porphyry copper mineralization was present.

Corriente completed 5,812.69 m of core drilling in 25 holes at Mirador Norte in 2004, and 39 holes totaling 6,780.57 m in 2006. The total core drilling to the date of the present report is 13,605.16 m in 68 holes.

In August 2006, Corriente asked MDA to prepare a mineral resource estimate and pit optimizations for the Mirador Norte deposit, in compliance with National Instrument 43-101 and CIM definitions. This is the first time that such work has been performed for the Mirador Norte deposit. MDA was also requested to prepare an updated NI 43-101 Technical Report for the Mirador Project, to include the new Mirador Norte resource. The updated Technical Report is in the format defined in National Instrument 43-101 and is in compliance with the format set out in NI 43-101F1.

6.2   2004 Mirador Deposit Mineral Resource Estimate (AMEC)

The mineral resource for the Mirador deposit was estimated under the direction of Susan Lomas, P.Geo., of AMEC. The estimate was made from a 3-dimensional block model utilizing commercial mine planning software (Gemcom®). Pertinent parts of the report titled "Technical Report, Mirador Project, Morona Santiago Province, Ecuador" (AMEC, 2004) are extracted *verbatim*.

Geologic models were created of the dikes and the supergene units. AMEC checked the shapes for interpretational consistency on section and plan, and found them to have been properly constructed. To constrain grade interpolation in each of the zones, AMEC created 3-dimensional mineralized envelopes based on copper and gold grades. These were derived by a method of Probability Assisted Constrained Kriging (PACK) to initially outline a general shape. The threshold grade for Au was 0.2 g/t and for Cu it was 0.5%.

The data analyses were conducted on original and 6 m composited assay data. AMEC reviewed the compositing process and found it to have been performed correctly. Detailed data analysis indicated the domaining and tagging of the assay and the composite data functioned well.

Extreme grades were examined for copper and gold composite values. Cu grades had a smooth distribution with few extreme grades. Gold showed extreme grade values and a grade cap of 0.60 g/t was imposed on the assay data prior to grade interpolation.

Variography was completed for gold and copper on composite data from the main mineralized unit within and outside the grade probability shells. Only hypogene material was investigated. The copper


correlograms showed ENE-WSW trending, steeply dipping structures while the gold correlograms showed NS trending, subvertical structures.

Values for copper, capped and uncapped gold, and bulk density were interpolated into the block model using ordinary kriging (OK), inverse distance weighting to the eighth power (ID8) and the nearest-neighbour (NN) methods.

AMEC completed a review of the Mirador resource block model. The model was checked for proper coding of drill hole intervals and block model cells. Gold and copper grade interpolation was examined relative to drill hole composite values by inspecting the sections and plans. The checks showed good agreement between drill hole composite values and model cell values.

AMEC checked the block model estimates for global bias by comparing the average copper and gold grades from the model ID8 with means from OK and NN estimates. The results show no evidence of bias in the estimate.

AMEC checked for local trends in the grade estimates by plotting the results from the OK, ID, and NN estimate results on easting, northing and elevation swath plots. The results for copper and gold grade inside the grade probability shells show close tracking between the three estimates and no local trends.

The final check performed, was to check the model for smoothing through the Discrete Gaussian or Hermitian polynomial change-of-support method described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The grade-tonnage predictions produced for the model show that grade and tonnage estimates are validated by the change-of-support calculations over the likely range of mining grade cutoff values (0.4% to 0.6% Cu).

The mineral resources of the Mirador project were classified by AMEC using logic consistent with the CIM definitions referred to in National Instrument 43-101. The project mineral resources were classified as either Indicated or Inferred Mineral Resources. Table 6.1 contains the results of the resource estimation for the Mirador Deposit as of 23 September 2004. The resource estimate result for Mirador was declared using the 0.40% Cu cutoff. The resources were reported to a depth of 850 m elevation, which was approximately 500 m below the surface.



Table 6.1 Mirador Deposit Mineral Resource Summary – 23 September 2004

	Zone	Tonnes	Au (g/t)	Cu (%)
	0.4 Cu % Cutoff			
	Indicated Mineral Resource			
	Mixed	**1,300,000**	**0.23**	**0.57**
	Enriched	**6,700,000**	**0.24**	**0.99**
	MNZD	**301,700,000**	**0.20**	**0.65**
Totals	**Indicated Hypogene**	**301,700,000**	**0.20**	**0.65**
	Indicated Supergene	**8,000,000**	**0.24**	**0.92**
	Inferred Mineral Resource			
	Mixed			
	Enriched	**1,200,000**	**0.25**	**0.83**
	MNZD	**313,900,000**	**0.17**	**0.56**
Totals	**Inferred Hypogene**	**313,900,000**	**0.17**	**0.56**
	Inferred Supergene	**1,200,000**	**0.25**	**0.83**


7.0   GEOLOGICAL SETTING

7.1   Regional Geology

The copper-gold-silver mineralization of the Mirador and Mirador Norte deposits is hosted by Late Jurassic granite and porphyries of the Zamora Batholith. This batholith is one of a number of Jurassic intrusions in the Cordillera Real and sub-Andean regions of Ecuador that have been mapped as members of the Abitigua Subdivision. Isotopic age dates for the younger Late Jurassic porphyry intrusive phases of the Zamora Batholith range from 152 to 157 Ma.

To the south of the Mirador deposit, sandstone of the Cretaceous Hollin Formation forms 50-m to 80-m high cliffs. This resistant unit is the youngest in the area, and unconformably overlies the Jurassic intrusive rocks of the Zamora batholith and covers the southern limits of the alteration and mineralization of the Mirador deposit.

7.2   Local and Property Geology

The Zamora batholith forms the wall rocks of both the Mirador and Mirador Norte porphyry copper-gold systems. Within the mineralized zone of the Mirador deposit, the intrusion comprises mainly equigranular Zamora granite/granodiorite, with some minor leucogranite dikes along the west and southwest margins, and rare diabase dikes up to two meters in width. In drill core the Zamora granite appears highly fractured; this is a weathering effect and is due to the dissolution of anhydrite and gypsum from veinlets. Where anhydrite is unaltered by weathering and leaching, the drill core is relatively competent. A typical cross section of the Corriente Mirador deposit model that helps to illustrate the following geological discussion is presented in Figure 7.1.

The oldest porphyritic rocks that intrude Zamora granite within the limits of the Mirador deposit are trachytic hornblende-feldspar dikes ("Jefp"), which strike north and east. A dike in the southern part of the deposit appears to be slightly older than the northern dikes, based on its degree of mineralization. In highly altered zones and in leached surface exposures, the porphyritic dikes are distinguished from the Zamora granite mainly by their large hornblende phenocrysts and equant feldspar crystals.

Near the center of the mineralized system is a large vertical diatreme of breccia ("brmn", not shown in Figure 7.1 but parallels and is inside of the mineralized zone), composed of angular fragments of the early porphyry dikes, Zamora granite, and quartz-vein fragments. The early porphyry dikes can be traced into the breccia but the brecciation obscures the contacts between the granite and early porphyry. The breccia is mostly fragment-supported, and the matrix consists of rock flour and fine rock and vein fragments. The matrix also contains sulfide-filled vugs, which, together with the quartz-vein fragments, allow mapping of the unit in weathered surface exposures. Fragments are angular to sub-angular and show potassic alteration.


leached
mixed
enriched
Pit Outline
mineralized area
looking N50°E
brpm
jhbp
jefp
1500 El
1250 El
1000 El
750 El
0
50 m
100 m
200 m
scale is in meters

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

DATE	19-Jan-06
DRAWN BY	A Hanson
CHECKED BY	S Ristorcelli
SCALE	As shown

AS A MUTUAL PROTECTION TO OUR CLIENTS, THE PUBLIC, AND MDA ALL REPORTS AND DRAWINGS ARE SUBMITTED FOR THE CONFIDENTIAL INFORMATION OF OUR CLIENT FOR A SPECIFIC PROJECT AND AUTHORIZATION FOR USE OR PUBLICATION OF DATA, STATEMENTS, CONCLUSIONS OR ABSTRACTS FROM OR REGARDING OUR REPORTS AND DRAWINGS IS RESERVED PENDING OUR WRITTEN APPROVAL.

CORRIENTE RESOURCES, INC.
Geology Section 450
Mirador Project
Ecuador

FIGURE NO.
7.1

CAD CONTROL BLOCK REF: \\aaron\projects\corriente\mirador\reports\43-101\figures\solids_450_fixed.dwg
DATE:1/13/2006


Northeast-striking, northwest-dipping hornblende-feldspar porphyry dikes ("Jhbp") cut the breccia and the wall rocks of the deposit. Based on their degrees of alteration and mineralization, these dikes are believed to have relative emplacement ages ranging from syn-mineral to post-mineral. These dikes are larger and more numerous along the southeast and northwest margins of the mineralization. A quartz-rich variety appears to be the youngest in the series. These rocks are sparsely fractured relative to the mineralized rocks and lack any quartz veining or high-temperature alteration. Outcrops are blocky and resistant, and weather to a characteristic bright red clay due to the oxidation of abundant magnetite.

The youngest rocks are post-mineral hydrothermal breccia dikes and irregular diatremes ("brpm"). These intrusive breccias are characterized by a polymictic clast assemblage of mineralized and unmineralized rock, the relative quantity of each clast type being dependent on whether the breccia intruded mainly mineralized rocks, or post-mineral intrusions. The matrix is finely ground rock; in some places, the matrix also contains milled sulfide minerals. The breccia dikes and diatremes seem to have preferentially intruded post-mineral dikes. They are most common along the southeast margin of the deposit. Intrusive breccia also occurs as irregular plugs around the north and northeast margins of the mineralized zone. Copper grades within the intrusive breccia range from very low to slightly less than the deposit average, depending on the amount of mineralized rock incorporated. Outcrops of this breccia are massive and very sparsely fractured. In drill core, the breccia is the least fractured lithology in the deposit.

Both the Mirador and Mirador Norte porphyry systems exhibit typical porphyry alteration zoning, with cores of potassic alteration evidenced by pervasive fine-grained secondary biotite nuclei. Mirador is surrounded by a large (approximately four square kilometers) quartz-sericite-pyrite (phyllic) alteration zone. This phyllic alteration weakly overprints much of the potassic alteration in the core of the system. Propylitic alteration is the most distal evidence of both of the porphyry systems.

The geology of the Mirador Norte deposit is very similar to that of Mirador. The outer or peripheral alteration 'haloes' of the two deposits nearly coalesce, since the center-points of the deposits are only three kilometers apart and the alteration systems are each at least two kilometers in diameter. Mineralization at Mirador Norte is hosted by Zamora granodiorite and northwest-trending, hornblende-feldspar porphyry ("andesite porphyry") dikes; these are very similar to the dikes at the at the Mirador deposit. As at Mirador, the Mirador Norte granodiorite is equigranular and medium grained; biotite is the predominant mafic mineral. Granodiorite and andesite porphyry units are very difficult to tell apart in leached outcrops or trail cuts, and so surface mapping of them is limited to exposures along the creek draining the center of the deposit. The present geological model for the porphyry dikes is mostly based on interpretation from drill core. The interpreted northwest orientation of the andesite porphyry dikes fits the drill intersections well, and also matches the overall soil anomaly trend. The southern end of the deposit is covered by as much as 30 m of coarse gravel and sand alluvial deposits of the Rio Wawayme valley.

At Mirador Norte, the alteration is predominantly potassic, with moderate to strong secondary biotite replacing primary biotite and hornblende. This pervasive alteration is overprinted by chlorite in the central and eastern areas, and by intense argillic alteration in the enriched zone that decreases with depth, but persists along structures.



Figure 7.2 Drill Core Photo of DDH M64 Showing Low RQD



Figure 7.3 Drill Core with Unaltered Anhydrite (Below the Gypsum Front)




8.0   DEPOSIT TYPES

The host rock, alteration, and mineralization of the Mirador and Mirador Norte deposits are typical of calc-alkaline porphyry copper systems. Copper deposits of a similar style are widespread in the Cordilleras of North and South America.


9.0   MINERALIZATION

The sequence of mineral deposition in the Mirador deposit has been divided into early-stage molybdenum, early-stage copper ± gold, and late-stage copper + gold events, with a final weak polymetallic vein stage. Both copper-gold depositional events are dominated by chalcopyrite, with traces of native gold.

Molybdenite is present in systems of early-stage quartz veins that have a preferred east-west orientation. These veins occur as stockwork in both Zamora granite and early porphyry dikes.

Early copper-gold mineralization at the Mirador deposit occurs as finely disseminated chalcopyrite (with traces of native gold), associated with pervasive potassic alteration (mainly as secondary biotite). The later copper-gold event postdates the emplacement of the central breccia diatreme. This mineralization is characterized by abundant disseminated chalcopyrite in texture-destructive potassic alteration zones in the granite and early porphyry, and as coarse disseminations and centimeter-size intra-clast blebs in the central diatreme breccia. Mineralization is generally less abundant in the early porphyry dikes because either they were not as receptive to mineralizing fluids as the granite, or they were emplaced slightly after the peak of the early copper-gold mineralization phase. However, the southernmost early porphyry dike is just as strongly mineralized as the Zamora granite.

A third and minor mineralized event is manifested by subvertical, widespread, sparsely distributed polymetallic sulfide veins that are less than five centimeters in width. The veins include several varieties, ranging from massive pyrite veins with elevated gold grades to massive chalcopyrite-pyrite-sphalerite veins with elevated silver, zinc, copper and gold grades. These veins cut the youngest of the late-stage porphyry dikes, as well as all other rock types.

At both Mirador and Mirador Norte, the porphyry, granite, and breccia were impregnated with anhydrite veins and blebs during the potassic alteration and chalcopyrite-mineralizing phase. Meteoric fluids percolated down from the surface and hydrated the anhydrite, converting it to gypsum. This process, with the accompanying ~50% volume increase, shattered the host rock and filled the fractures with gypsum. Once the deposit was exposed by erosion, meteoric water filtered down and leached gypsum from the rock leaving weakly cemented or open fractures. The zone of poor rock quality migrated downward in the deposit area as a relatively flat hydration front. Below the hydration front, the mineralized rocks are less fractured and the anhydrite fracture filling is unaltered.

At Mirador Norte, there is a leached zone ranging from zero meters thick in the main creek valley to 40 meters thick under the main ridges. The leached zone overlies a secondary enrichment blanket averaging 14 meters thick that is characterized by chalcocite coatings on chalcopyrite and pyrite. In many holes the transition from leached to enriched is marked by centimeter to meter-size remnant zones of sulfides in the leached zone; this material has been separately mapped as a "mixed" zone. The enriched zone grades into primary disseminated chalcopyrite mineralization. Higher-grade areas are associated with structurally controlled, fine-grained, dark gray silica flooding, which can contain more than 5% chalcopyrite in two-meter drill-core intervals. These silica-flooded zones have diffuse margins. Barren early quartz-vein stockwork is most intense at the northern end of the deposit. Copper grades are


similar in both granodiorite and porphyry, although at the south margin of the deposit the copper grades in porphyry show some variation. In drill-holes MN16, MN58, and MN59 the copper grade is slightly lower in the porphyry than in the granodiorite, but in drill-hole MN18 the copper grade increases in the porphyry (Drobe, 2006).


10.0   EXPLORATION

The first exploration in the area of the present Mirador property was conducted by Billiton. The area attracted Billiton's interest during the original reconnaissance geological and geochemical surveys completed in December 1994. These surveys, which included the collection of 315 stream sediment pan concentrate samples, identified a drainage area of roughly 50 sq km that contained anomalous grades of Cu, Mo, Au, Zn, and Ag. There was an exploration hiatus from 1995 to 1999, when the area of the present property was declared off limits by the Ecuadorian Government because of the border conflict between Ecuador and Perú.

After the peace treaty of July 1999, Billiton completed detailed follow-up surveys to better define the anomalous areas of the Mirador property. The company collected 746 soil samples along ridges and 219 rock chips from outcrops in stream drainages traversing the anomalous zones. This work, along with geological mapping, defined the anomalous geochemical 'signature' of the main Mirador deposit. In April 2000, Billiton and Corriente entered into an agreement covering the area of the Mirador property.

Since April 2000, Corriente has conducted all of the exploration work on the Mirador property. The work has included geological mapping, pan concentrate sampling of stream sediments, soil geochemical sampling, rock chip sampling and the completion of 36,284 m of core drilling in 143 diamond drill holes at the Mirador deposit and 13, 605 m of core drilling in 68 holes at Mirador Norte. The Mirador deposit drill holes are consecutively numbered from M1 to M141, but there are two sets of holes with the same collar number (M74 and M74A, and M139 and M139A). As a result, in spite of the fact that the drill hole numbering sequence ends at M141, there were 143 holes drilled in the Mirador deposit to the end of 2005. The total number of drill holes for both deposits is 211; their aggregate length is 49,889 m. A summary of the drilling done at Mirador and Mirador Norte is presented in Table 10.1.

Table 10.1 Statistics and History of Mirador and Mirador Norte Drilling Programs
(Source: Corriente Resources Inc)

Deposit	Year	Hole Sequence	Number of Holes	Total Length
Mirador	2000	M01 – M32	32	5654.17
Mirador	2001	M33 – M52	20	7864.55
Mirador	2002	M53 – M62	10	2738.75
Mirador Norte	2003	MN01 – MN04	4	1011.9
Mirador	2003 - 2004	M63 – M90	29*	8091.62
Mirador Norte	2004	MN05 – MN29	26*	5812.69
Mirador	2005	M91 – M141	52*	11935.11
Mirador Norte	2006	MN30 – MN68	39	6780.57
Mirador	**All Years**	**M01 – M141**	**143**	**36,284.2 m**
Mirador Norte	**All Years**	**MN01 – MN68**	**69***	**13,605.16 m**

* There are three sets of holes with the same collar number, M74/ M74A and M139/M139A and MN25/MN25A.


10.1   2000

In May 2000, the first phase of drilling at Mirador began, under the supervision of J. David Lowell, who was under contract to Corriente. A total of 5,383 m of drilling was completed in 30 core holes in the Mirador deposit (M1 to M30).

10.2   2001

Between January and May of 2001, the second phase of drilling in the Mirador deposit was carried out. Twenty-two core holes (M31 to M52) were completed, with an aggregate length of 8,136 m.

10.3   2002

The third phase of drilling was conducted between February and April of 2002, and 10 core holes (M53 to M62) were drilled in the Mirador deposit, totalling 2,739 m. In October 2002, Corriente assumed the management of all aspects of the project.

10.4   2003

In February 2003 a study of the Mirador deposit was completed and was filed as a Technical Report entitled "*Mirador Project, Corriente Copper Belt, Southeast Ecuador, Order of Magnitude Study, Part 1, Technical Report*". The Technical Report included a polygonal mineral resource estimate based on the 62 drill holes completed at the Mirador deposit between 2000 and 2002. Both the Technical Report and the mineral resource estimate were completed under the supervision of Qualified Persons James M. Dawson, P.Eng. and David K. Makepeace, P.Eng. (Dawson and Makepeace, 2003).

In July, Sumitomo of Japan completed independent metallurgical tests showing favourable concentrate potential. AMEC reviewed this work and found it to be done to industry standard, and subsequent follow-up work has confirmed AMEC's conclusions. Metallurgy is discussed in detail in Section 16 of this report.

The Mirador Norte deposit was discovered in March 2003. Four core holes (MN01 to MN04) tested the new discovery; their aggregate length was 1,012 m.

10.5   2004

A fourth phase of drilling was conducted at the Mirador deposit between December 2003 and April 2004. A total of 8,091 m of core drilling was completed in 29 holes (M63 to M90, including M74 and M74A). Exploration drilling continued at Mirador Norte, totalling 5,813 m of core drilling in 25 holes.

10.6   2005

Corriente focused exclusively on the Mirador deposit in 2005, and completed 11,935 m of core drilling in 52 holes (M91 to M141, including M139 and M139A). Much of this program involved the drilling of



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 43***

angled infill drill holes that were intended to better define the early porphyry dikes, which account for most of the lower-grade zones in the deposit. The data from the holes that intersected the dikes, together with new information from outcrops exposed during the construction of new drill trails, helped to confirm and refine contacts of known early porphyry dikes, particularly in the northern sector. A few holes targeted the late breccia dikes in the north part of the deposit, to better locate and define the dike contacts and to explore for potentially economic copper mineralization along the dike margins. The 2005 holes did not intersect any significant new dikes or any new areas of mineralization.

In addition to the drilling at the Mirador deposit, geological mapping of new drill trail exposures continued, and outcrops exposed in stream channels were re-mapped. A six-kilometer pilot road was constructed to the east side of the deposit from the existing access road leading south from the camp. This created large new exposures of mostly weathered and leached rock. These exposures were geologically mapped, and the new data were added to the geological database. The new geological information required only minor changes to be made to the existing maps; two dikes proved to project farther east than previously interpreted. Re-mapping of outcrops in stream channels north and west of the deposit was completed, allowing more accurate control of contact locations and increased understanding of alteration styles there. A geotechnical-oriented re-mapping of fractures and other geologic structures was also completed late in 2005. Over 1,200 measurements were collected in order to complement the oriented core structural data collected in the majority of the last 40 holes drilled. These data were submitted to Piteau Associates for incorporation into the geotechnical database for pit-slope stability studies.

10.7   2006

In 2006, Mirador Project exploration drilling focused on the Mirador Norte deposit. A total of 6,781 m of core drilling was completed in 39 holes, bringing the overall Mirador Norte total to 13,605 m of core drilling in 68 holes. No exploration work was done at the Mirador deposit itself in 2006, although some geological mapping of the limits of the Hollin Formation cover rocks was completed. SNC-Lavalin is leading ongoing engineering and construction work, as well as socio-economic and environmental studies that will culminate in the preparation of a bankable Feasibility Study for the Mirador Project.


11.0   DRILLING

The Mirador deposit has been tested by 143 diamond drill holes totalling 36,284 m, arranged in a rough grid on approximately 75-m to 100-m centers. The Mirador Norte deposit total is 13,605 m of core drilling in 68 holes, arranged on a similar grid. The total exploration and geotechnical drilling for both deposits stands at 49,889 m in 211 core holes. The drill-hole information has been tabulated in Appendix B and the collar locations are shown in Figure 11.1 for Mirador and in Figure 11.2 for Mirador Norte.

MDA walked the surface of Mirador Norte taking GPS readings on drill-hole collars. The drill-hole collars GPS checks are given in Table 11.1. Twelve holes were surveyed, but four others could not be surveyed because vegetation hindered the GPS readings. Several other drill holes were seen but not surveyed. None of the check GPS readings verified the accuracy and precision of the drill-hole surveys but they did demonstrate reasonableness with respect to general location. The discrepancies in coordinates between the MDA ("GPS") check of Corriente's data ("Database") in the database is likely due to Corriente having used a more accurate and precise differential GPS, while MDA used only a handheld GPS. The less precise handheld GPS recorded a range of estimated location uncertainty of +/- 13 m on average but as low as 8 m and as high as 22 m.

Table 11.1 List of Drill Holes Surveyed in Field – Mirador Norte

Hole name	GPS			Database			Difference		
	North	East	Elev.	North	East	Elev.	North	East	Elev.
MN02	9,606,832	783,470	941	9,606,811	783,458	932	-21	-12	-9
MN09	9,606,882	783,174	999	9,606,874	783,172	984	-8	-2	-15
MN15	9,606,618	783,409	911	9,606,601	783,402	894	-17	-7	-17
MN19	9,606,680	783,676	948	9,606,673	783,678	927	-7	2	-21
MN53	9,607,046	783,173	996	9,607,001	783,157	1,006	-45	-16	10
MN57	9,606,662	783,453	904	9,606,637	783,437	900	-25	-16	-4
MN59	9,606,604	783,271	NA	9,606,599	783,243	903	-5	-28	NA
MN61	9,606,578	783,699	948	9,606,558	783,691	934	-20	-8	-14
MN63	9,606,438	783,555	899	9,606,416	783,545	909	-22	-10	10
MN62	9,606,504	783,643	912	9,606,486	783,630	915	-18	-13	3
MN66	9,606,732	783,622	945	9,606,716	783,619	926	-16	-3	-19
MN67	9,606,360	783,491	900	9,606,345	783,479	902	-15	-12	2

Diamond drills belonging to the contractor Kluane International Drilling Inc. ("Kluane") of Canada were used to complete all the diamond-drilling programs on both deposits. Kluane used a man-portable wire-line drill, and all platforms were accessed via hand-built trails. Until 2005, there was no road access to the drill pads at the Mirador deposit, and access was gained by walking 1,500 m along a trail from the road. Now, a rough access road leads through the southern periphery of the Mirador Norte drill area and onwards into the east section of the Mirador drill area. Trails from various points along this road provide access to drill platforms at both exploration sites.


Figure 11.1 Mirador Drill Hole Location Plan

Figure 11.2 Mirador Norte Drill Hole Location Plan


Mineralized Outline
MINE DEVELOPMENT ASSOCIATES
Reno
Nevada
CORRIENTE RESOURCES
Mirador Norte Deposit
Drill Hole Location Map
Morona Santiago Province
Ecuador
DATE 28-Sep-06
CHECKED BY S Ristorcelli
DRAWN BY A Hanson
SCALE as shown
Fig No. 11.2


In all drill programs, drill core was recovered in standard NTW (5.7 cm) and BTW (4.2 cm) core tubes. The smaller BTW core was recovered from the lower parts of the deeper drill holes, after the rod string was changed to BTW diameter. Standard HQ size core (6.35 cm) was taken from a few of the geotechnical holes at the Mirador deposit. No geotechnical drilling has been done at Mirador Norte.

Because of the almost total lack of outcropping rock, very little was known of the geology of the Mirador deposit before the drilling campaigns began. Therefore, since the presence and orientation of any possible steeply dipping features could not be predicted, most of the early drill holes at Mirador were drilled vertically. As the geological knowledge of the deposit increased, it was recognized that there exist various geologic features with sub-vertical geometry, such as syn-mineral to post-mineral dikes and late-stage quartz-sulfide veinlets. Accordingly, in the 2004 and 2005 drilling programs, a greater percentage of holes with angles of -60° to -80° were drilled to help define such features.

Using a selected set of data, MDA compared grades, core recovery and Rock Quality Designation ("RQD") between angled and vertical holes in the Mirador deposit. In order to compare "apples to apples", the samples selected were only from within the central mineralized breccia. This restricted the comparison to similar rock types and styles of mineralization and limited the comparison spatially. Working within these constraints, a fair comparison could be made of the grades in vertical and angled holes. It is interesting to note that for all metals except zinc, the median and mean grades are higher in the vertical holes. There is a difference in grades between angle and vertical holes:

- The copper grades are slightly higher in vertical holes;
- The mean and median gold grades are higher in vertical holes;
- Silver has both a change in distribution and a bias in favor of vertical holes;
- Lead is biased in favor of vertical drilling in the less than 60-ppm range and for the lowest 80% of the population;
- There is a positive bias in favor of vertical holes for molybdenum; and
- Zinc has a change in distribution changing the relative amounts of high- and low-grade samples.

The core drilling data is systemically biased in that the angle holes were all directed to cross the lesser mineralized Jefp dikes or areas of breccia with suspected concentrations of Jefp fragments. If this the case, then the vertical holes will under-report the unmineralized or weakly mineralized dikes thereby mis-representing the full spectrum of mineralization and rock types. This analysis should continue to investigate fully the reason for these phenomena and their potential impact on grades used to estimate the resource. However, it can be said that there is a bias between angle and vertical holes in the central mineralized hydrothermal breccia and the bias and grade distortions are different for each metal.

The following field procedures were used in all of the Corriente drilling campaigns:

- Core is stored in wooden boxes each holding five meters of core. When picked up at the drill, all the core box lids were secured and the boxes were packed out on foot by workers to the road, then loaded onto trucks and delivered to the Mirador camp. Corriente staff then opened the



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boxes and converted the drill hole depth markers from feet to meters. The core boxes were then placed on a stand and photographed in natural light.

- The core was marked at one-meter intervals by a geotechnician, who then measured the core recoveries and RQD. Technicians completed a preliminary drill log, wherein they recorded the core recovery, structural features, fracture density and orientation, and rock quality designation (RQD).

- The drill-hole collars were surveyed using total station GPS brought in from differential GPS control points to reported instrument accuracy of ±1 m (X-Y) and ±2 m (Z). Some of these surveys were made before drilling, and so located only the excavated pads. The accuracy in these cases would be somewhat less than the accuracy of the equipment, approximately three meters.

Fifty of the one hundred and forty two drill holes had no down-hole surveys. Of the remainder, twenty holes in the second and third phases of drilling were surveyed using a Tropari instrument, and the holes drilled in 2004 and 2005 were surveyed using a Sperry-Sun instrument. Five of the unsurveyed drill holes were drilled at angles between -60° and -70° (M01, M25, M25, M39, and M62). These holes were drilled on the periphery of the deposit.

After the drill holes were completed, the collar locations were marked with a large PVC pipe capped with a plastic cover (Figure 11.3).


Figure 11.3 Drill-hole Collar Marker



Core recovery is good for this type of deposit, and averages about 91% overall for Mirador and 91% for Mirador Norte. In the zones of hypogene mineralization, recovery is 95% and 93% for Mirador and Mirador Norte, respectively, but relatively low core recovery is common in the leached rock near the surface in both deposits. The RQD measurements indicate that the rock quality is very low through much of the deposit; the average of all RQD measurements is 38% for Mirador (pers. comm., John Drobe, Corriente). At Mirador Norte, the RQD is 10%. Largely, the poor RQD is the result of the rock literally falling apart after the hydration of veinlet-hosted anhydrite to gypsum and the subsequent solution of the gypsum by groundwater.

For insight into geotechnical information with respect to rock type, the median, mean and CV (coefficient of variation or standard deviation / mean) are given in Figure 11.4, Figure 11.5, Figure 11.6, and Figure 11.7.

Figure 11.4 Core Recovery Statistics by Material Type - Mirador



Note: median and mean are read on the left axis; CV on the right axis

Figure 11.5 RQD Recovery Statistics by Material Type - Mirador



Note: median and mean are read on the left axis; CV on the right axis



Figure 11.6 Core Recovery Statistics by Material Type – Mirador Norte



Note: median and mean are read on the left axis; CV on the right axis

Figure 11.7 RQD Recovery Statistics by Material Type – Mirador Norte



Note: median and mean are read on the left axis; CV on the right axis



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Specific gravity measurements were made on pieces of core that weighed from 10 grams to 30 grams each. The samples were collected at 40-m intervals. In the drill programs from 2000 to 2002, specific gravity was determined by the displacement method, where the sample was weighed dry, then immersed in water. The amount of water displaced by the sample was measured in order to determine its volume. The specific gravity was calculated by dividing the dry sample weight by the weight of the displaced water. This is not a very accurate method, since some water is lost because the sample always retains moisture, and it is difficult to measure the volume of the displaced water with much accuracy. For the 2004 drilling program, the procedure was changed to the immersion method, where the samples were suspended with thin nylon monofilament and weighed dry, then immersed in water and weighed wet. This is generally a more accurate method, although porous samples must be sealed with a waterproof coating. There are 2,186 specific gravity measurements in the present 2006 Mirador database and 539 in the Mirador Norte database, from which the resource presented in this document was estimated.


12.0   SAMPLING METHOD AND APPROACH

The drill core was delivered by truck to the Mirador camp. Corriente staff then opened the boxes and converted the drill hole depth markers from feet to meters. The core boxes were then placed on a stand and photographed in natural light.

The core was marked at one-meter intervals by a geotechnician, who then measured the core recoveries and RQD. Technicians completed a preliminary drill log, wherein they recorded the core recovery, structural features, fracture density and orientation, and RQD.

Each one-meter interval of core was assigned a sample number. Based on the style of mineralization, the individual one-meter samples were physically combined into composite samples of different lengths. The entire lengths of all the drill holes were sampled in this manner. The categories of mineralization used and the corresponding composite sample lengths were as follows:

- Leached zone (cap): five meters;
- Supergene copper-enriched zone: two meters;
- Hypogene (primary sulfide) zone: three meters; and
- Post-mineral dike: five meters.

The use of non-random sample lengths in the database does introduce a certain degree of bias, but with compositing and length-weighting the effect is minimized or eliminated. The standard practice is to use the same sample length for all material.

The sample intervals were recorded and assigned sample numbers. The core was split longitudinally using a diamond saw (Figure 12.1). No line was marked on the core to guide the splitting process. In cases where the core fragments were too small to be sawn, core fragments representing one-half of the core volume were randomly picked out of the core boxes by hand.

Each core sample was placed in its own plastic bag, and each bag was weighed and marked with the sample number. For the first four phases of drilling at the Mirador deposit, and for the 2003-2004 drilling programs at Mirador Norte, the samples were sent to a preparation laboratory in Quito, Ecuador. During the 2005 and 2006 phases of drilling, Corriente used the Acme preparation laboratory in Cuenca, Ecuador. Upon arrival in Cuenca, the truck driver reported to the office manager at Corriente's offices. The truck then proceeded to the preparation laboratory, where the office manager prepared a list for the insertion of the duplicate and standard reference material (SRM) and QA/QC samples, and presented that list, and a sample shipment form, to the manager of the preparation facility. The lab manager confirmed the sample shipment and the work orders, and lab batch numbers were scanned and forwarded to Corriente via email. The sampling programs conducted between 2000 and 2005 were planned and executed in a satisfactory manner.



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Figure 12.1 Core Saw Facility




13.0   SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1   Sample Preparation and Analyses 2000-2004

Sample pulps from all drilling programs, including those at Mirador and Mirador Norte, were prepared at ALS Chemex laboratories in Quito by laboratory personnel. Earlier samples were processed and analyzed by Bondar-Clegg, prior to the merging of Bondar-Clegg and Chemex. Both of these preparation laboratories were independent from Corriente and its Ecuadorian subsidiary companies. Except for copper and gold, which were treated in a consistent manner, other elements that were analyzed varied somewhat through the period 2000 to 2004.

For all drill phases from 2000 to 2004, the following procedures remained consistent. The whole sample was crushed to 75% passing –10 mesh, and then a one-kilogram sub-sample ("split") was pulverized to 95% passing –150 mesh. A 100 gram split ("pulp sample") was taken from the one-kilogram pulverized sample and shipped to the ALS Chemex laboratory in Vancouver, Canada. Here the pulp samples were fire assayed for gold with an atomic absorption finish (using a 30-gram aliquot), and were analyzed for copper and other elements using four-acid digestion/atomic absorption spectroscopy ("AAS") methods (AMEC, 2004).

For the phase one and phase two drilling programs at the Mirador deposit (2000 and 2001), the samples were assayed for gold using the fire assay technique with an AAS finish (FA-AAS), and analyzed for copper, silver, lead, molybdenum and zinc using four acid digestion followed by AAS.

Samples from the third drilling phase at Mirador (2002) were assayed for gold using the FA-AAS technique and analyzed for copper, molybdenum and zinc using four acid digestion followed by AAS.

Samples from the 2004 drilling phase at Mirador and the 2003-2004 drilling programs at Mirador Norte were assayed for gold by FA-AAS and analyzed for copper and molybdenum using four acid digestion and AAS. For the first four holes at Mirador Norte (2003), the drill-core samples were analyzed by ALS using the ALS Chemex procedure AA61, but procedure AA62 was adopted for the subsequent holes. According to the 2006 ALS Chemex Schedule of Services, both procedures are four-acid, "near total" digestion ICP-AA methods, but AA61 is optimized for low detection limits and is intended for geochemical exploration, while AA62 is optimized for accuracy and precision at high-concentration levels.

13.2   Sample Preparation and Analyses 2005-2006

The 2005 (Mirador) and 2006 (Mirador Norte) drill core samples were prepared at the Acme Analytical Labs ("Acme") preparation facility in Cuenca, Ecuador. The sample preparation procedures were the same as were used in 2000 to 2004 by Bondar-Clegg and ALS Chemex, except that final sample pulverization was to 85% passing -200 mesh.   The -200-mesh 100-g split material (pulp sample) was shipped to the Acme lab in Vancouver, Canada, for final analysis.



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For the copper determination, one-half gram of material was digested using a four-acid solvent, followed by inductively coupled plasma/atomic emission spectrometric ("ICP-AES") analysis. Gold was determined by 30-gram fire-assay fusion followed by ICP-AES analysis. All sample preparation procedures are appropriate and well done, and the assays and analyses are of good quality.

13.3   Sample Security

In all phases of drilling at Mirador and Mirador Norte, drill core samples remained under the control of authorized Corriente personnel from the time they left the drill platforms until they were delivered to the preparation laboratory. For shipment, the individual sample bags were put into woven polypropylene bags. Each of these bags was marked with the project number, the drill-hole number and a number identifying its place in the sequence of bags in the sample shipment. The shipment bags were secured with tape and rope, and were sent to the preparation laboratory in a contracted vehicle. In 2005, the practice of marking the shipment bags with the drill hole number was discontinued, and shipment bags were secured by number-coded nylon "zip" ties before shipment.

In the opinion of MDA and Sivertz, the sample security measures taken by Corriente were satisfactory.



14.0   DATA VERIFICATION

14.1   Introduction

Data and interpretations from AMEC (2004) had been reported in previous 43-101 reports but have been left out for brevity. Those sections on pre-2005 work can be reviewed in previous 43-101 reports.

14.2   Quality Assurance/Quality Control Programs, Mirador 2005 and Mirador Norte 2003-2006

14.2.1 Summary and Conclusions

The 2005 fifth phase drilling program at the Mirador deposit included drill holes M91 through M141. The updated drill hole assay database contains 3,592 new assayed intervals from these holes. For the 2005 drilling program, Corriente generally followed the Quality Assurance/Quality Control (QA/QC) guidelines recommended by AMEC Americas Ltd (AMEC, 2004). MDA reviewed the results of the 2005 Corriente QA/QC program but did not take independent samples from the 2005 drill holes. MDA did take independent samples from prior drilling campaigns.

The discussion in the following paragraph relates to the 2005 Mirador deposit program only.

The sample preparation procedures are appropriate and well done, and the assays and analyses are of good quality. Based on the results of the assays and analyses of standard samples inserted into the sample stream, there does not appear to be any significant bias in the assay or analytical data. The results from the inserted blank samples indicate that the sample preparation procedures are conducted with appropriate care. Copper analyses of pulp duplicates reproduce well, while gold fire assays of pulp duplicates show modest variability. Although MDA does not believe that the modest variability in the reproducibility of gold assays has instilled any material bias or skewed the results, it is suggested that this phenomenon be investigated with a set of metallic screen samples. MDA and Sivertz also agree that a small percentage of samples should be sent "blind" to a second umpire laboratory, as a check on the primary laboratory.

For the 2006 Mirador Norte deposit drill program, the QA/QC procedures in place were very good but did leave two issues untested. One is the in-lab contamination and the second is the second lab check; the latter is partially but not completely assessed by the insertion of standards. The QA/QC procedures in place have demonstrated that the analyses could be used for confident resource estimation, albeit that inference is needed in some cases, subject to the statement in the previous paragraph.

Corriente found an analytical bias beginning during the last drill campaign, where copper standard grades decreased over time. Oddly, this bias was present in the analyses from one standard (MS2) but was not clearly present in the other (MS1). In both cases, the grades remained within the limits of two standard deviations from the mean. Corriente believes that this may have been caused by accumulation of moisture in one set of pulp standards. This standard insertion program also found several "busts" in


sample batches, which were later corrected. It is clear that in almost all cases, the final batches of assays did pass the standard test for both copper and gold for both standards.

14.2.2 Sample Preparation and Analysis

Samples for the 2005 (fifth phase) drilling program at the Mirador deposit, and for the 2006 drilling program at Mirador Norte, were prepared and analyzed by the following procedures (paraphrased from John Drobe, 2005, personal communication):

> The core was split by sawing or manual splitting and one-half of the core was used for sample analyses. The sampled intervals varied from 2 m to 5 m, depending upon the rock and style of mineralization, and so the samples typically weighed between 4 kg and 10 kg each. The samples were sent to the Acme sample preparation lab in Cuenca, Ecuador.

> At the preparation lab, the samples were crushed to 70% passing 10 mesh. A split weighing one kilogram was taken from the crushed material for further processing, and the remainder was stored. As well, for every 1 in 20 samples, a second one-kilogram split was taken. This type of QA/QC sample is referred to as a "coarse-reject duplicate".

> The minus 10-mesh one-kilogram split material was pulverized to 85% passing 200 mesh. A split weighing 100 g was taken from the pulverized material for assaying, and the rest was stored. In addition, for every one in 20 samples, a second 100-g split was taken. This type of QA/QC sample is referred to as a "pulp duplicate".

> The coarse-reject duplicate material was inserted into the sample stream before pulverizing, and both the coarse-reject duplicate and pulp-duplicate samples were shipped with the regular samples. Approximately 2.5% of the final analyses (1 sample in 40) were of standard reference material ("SRM") MS1, while another 2.5% were of SRM MS2. The purpose of this insertion procedure is to ensure that the duplicate and SRM samples are received "blind", that is, it is intended and expected that the analytical laboratory receiving the pulp samples will not be able to distinguish the SRMs and duplicates from the rest of the shipped pulp samples.

> The minus 200-mesh (pulp) 100-g split material was shipped to Acme Analytical Laboratories Ltd ("Acme") in Vancouver, Canada, for final analysis. For the copper determinations, one-half gram of material was digested using a four-acid solvent, followed by inductively coupled plasma - atomic emission spectroscopy (ICP-AES) analysis. Gold was determined by 30-gram fire-assay fusion followed by ICP-AES analysis.

> The rule followed by Corriente was that if a SRM sample returned a value in either copper or gold that was outside of an acceptable range, then Acme would be requested to reanalyze 10 samples on either side of the SRM, or halfway between the next SRM in the sample stream that contained the questionable SRM result. The acceptable range was taken as the mean plus-or-minus two standard deviations. Lomas (2004) discusses in detail the procedure for preparing the SRMs and the testing by which the SRM statistics were determined.


14.2.3 Duplicate Analyses on Pulps and Coarse Rejects – Mirador Deposit (2005)

The text, Tables, and Figures in the following section apply only to the 2005 QA/QC program for the Mirador deposit.

There are 183 copper and gold analytical results for duplicate-pulp samples, and 183 results for copper and gold on duplicate coarse-reject samples. These numbers represent about 5% of the total number of assay intervals in the Phase 5 (2005) Mirador deposit drill-hole database.

In general, there is good reproducibility for copper analyses between the original-sample grades and the duplicate-sample grades for both the pulp duplicates (Figure 14.1) and coarse-reject duplicates (Figure 14.3). The comparison between the original and the duplicate assays is not as good for gold as copper (Figure 14.2 and Figure 14.4; also note the R^2 statistic in Table 14.1). Statistics for the original sample and duplicate assays, and the R^2 value that measures the fit of the linear regression between the assay pairs are given in Table 14.1.



Figure 14.1 Copper Duplicate Assays – Pulps



Figure 14.2 Gold Duplicate Assays – Pulps





Figure 14.3 Copper Duplicate Assays – Coarse Rejects



Figure 14.4 Gold Duplicate Assays – Coarse Rejects




Table 14.1 Statistics of the Duplicate Samples

Statistic	-200-mesh Pulp Originals	-200-mesh Pulp Duplicates	-10-mesh Coarse Reject Originals	-10-mesh Coarse Reject Duplicates
N Pairs	183		183	
Minimum Cu (ppm)	13	10	31	31
Maximum Cu (ppm)	23,444	23,957	19,706	19,620
Mean Cu (ppm)	4,901	4,900	4,575	4,577
Std Dev Cu (ppm)	3,142	3,169	3,269	3,309
R^2 Cu	0.9984		0.9897	
Minimum Au (ppb)	1	2	2	2
Maximum Au (ppb)	642	729	1,567	1,433
Mean Au (ppb)	166	168	179	176
Std Dev Au (ppb)	112	114	151	145
R^2 Au	0.9325		0.9640	

In Figures 14.5 through 14.8, the relative differences between the original assays and the duplicate assays are plotted in sorted-order according to the average grade of the sample pairs. At the low end of the grade distribution, reproducibility is relatively poor for both copper (below ~300 ppm) and gold (below ~ 100 ppb). Note that there is a low bias in the duplicate in the low end of the population, which is rather unusual since the same laboratory was used to analyze both the original and the duplicate samples. This bias occurs for both copper and gold, and for both pulps and coarse-rejects. The bias is not particularly significant, because its magnitude is less than the average variation between the assay pairs, and because it only occurs in the low-grade samples.

Figures 14.9 through 14.12 present the absolute value of the relative differences between assay pairs and their mean grade. This better illustrates the slight increase in reproducibility with increasing grade, even in the high-grade part of the distribution. These graphs quantify the analytical reproducibility of the duplicate samples.

Table 14.2 presents the statistics for samples with >=1000 ppm Cu and >=125 ppb Au, here defined as "significantly mineralized". Ninety percent of these significantly mineralized sample pairs have a relative difference in copper grades of up to 4% for pulps and up to 6% for the coarse rejects. The 90th percentile for gold is 23% for pulp duplicates and 21% for coarse-reject duplicates.

Table 14.2 Absolute Value of the Relative Difference between Sample Pairs

	-200-mesh Pulp Duplicates	-10-mesh Coarse Reject Duplicates
N Pairs for Cu>=1000 ppm	164	153
50th percentile Cu	1%	2%
90th percentile Cu	4%	6%
95th percentile Cu	5%	9%
N Pairs for Au>=125 ppb	108	118
50th percentile Au	4%	5%
90th percentile Au	23%	21%
95th percentile Au	39%	64%



Figure 14.5 Relative Differences of Copper Duplicate Assays – Pulps



Figure 14.6 Relative Differences of Gold Duplicate Assays – Pulps





Figure 14.7 Relative Differences of Copper Duplicate Assays – Coarse Rejects



Figure 14.8 Relative Differences of Gold Duplicate Assays – Coarse Rejects





Figure 14.9 Absolute Value of the Relative Difference of Copper Duplicate Assays – Pulps



Figure 14.10 Absolute Value of the Relative Difference of Gold Duplicate Assays – Pulps




Figure 14.11 Absolute Value of the Relative Difference of Copper Duplicate Assays – Coarse Rejects



Figure 14.12 Absolute Value of the Relative Difference of Gold Duplicate Assays – Coarse Rejects





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Corriente Resources   *Page 67*

14.2.4 Duplicate Analyses on Pulps and Coarse Rejects – Mirador Norte

The text, Tables, and Figures in the following section apply to all of the QA/QC programs for the Mirador Norte deposit.

There are 214 copper and gold analytical results for duplicate-pulp samples, and 204 results for copper and gold on duplicate coarse-reject samples for the entire Mirador Norte database. These numbers represent about 5% and 4.8%, respectively, of the entire Mirador Norte sample set.

In general, there is no bias[2] and there is good reproducibility for copper analyses between the original-sample grades and the duplicate-sample grades (pulp duplicates are shown in Figure 14.13 and Figure 14.14; coarse-reject duplicates are shown in Figure 14.15 and Figure 14.16). The comparison between the original and the duplicate assays is not as good for gold as for copper (Figure 14.17 through Figure 14.20). While the relative difference between the original-sample grades and the duplicate-sample grades ("reproducibility") for pulps for copper is around 2% and coarse reject copper reproducibility is approximately 8%, reproducibility for gold, at 16%, is much poorer. Molybdenum reproducibility is substantially worse than gold but since molybdenum is not being modeled, this is only a point of interest.

---

[2] None is expected as the same lab is used for the original and the duplicate sample.



Figure 14.13 Relative Difference of Copper Duplicate Assays – Pulps



Figure 14.14 Absolute Value of the Relative Difference of Copper Duplicate Assays – Pulps



Figure 14.15 Relative Difference of Copper Duplicate Assays – Coarse Rejects



Figure 14.16 Absolute Value of the Relative Difference of Copper Duplicate Assays – Coarse Rejects





Figure 14.17 Relative Difference of Gold Duplicate Assays – Pulps



Figure 14.18 Absolute Value of the Relative Difference of Gold Duplicate Assays – Pulps





Figure 14.19 Relative Difference of Gold Duplicate Assays – Coarse Rejects



Figure 14.20 Absolute Value of the Relative Difference of Gold Duplicate Assays – Coarse Rejects




14.2.5 Standard Reference Samples – Mirador Deposit

The text, Tables, and Figures in the following section apply only to the 2005 QA/QC program for the Mirador deposit.

Standard Reference Material (SRM) samples were inserted into the stream of pulps sent to Acme in Vancouver. MS1 is of medium grade and MS2 is low grade. Ninety-three samples of MS1 and 88 samples of MS2 were analyzed, representing 2.6% and 2.4% of the total number of assay intervals in the Phase 5 drill hole database, respectively.

The assay results for MS1 and MS2 are shown in Figures 14.21 to 14.24. The samples are plotted by the order of the sample numbers. Those points marked as original assays were those that "failed" and were re-analyzed.

The first 15 analyses on MS1 appear to cluster on the low side for copper, but there is no corresponding cluster for gold. There is no biased clustering for copper or gold for the MS2 samples. The lab re-analyzed thirteen batches that were deemed to have failed because they returned grades more than approximately two standard deviations from the mean SRM grade. Seven batches with failed copper and gold values were not requested to be re-analyzed, although the gold content of the SRM itself was sometimes re-analyzed. Some batches that had a failed SRM assay were not re-tested, because the batch contained only samples from unmineralized or weakly mineralized drill holes located outside of the deposit (John Drobe, 2005, personal communication). Of the batches that were re-analyzed, 12 of the SRMs were high in copper, one was low in copper, one was high in gold, and three were low in gold. Two batches that were re-analyzed returned out-of-range SRM values for the second time as well. Table 14.3 lists the batch failures.

Table 14.3 List of Re-Analyzed Batches – Mirador

	Batches Rerun		Batches Not Rerun	
	MS1	MS2	MS1	MS2
High Cu	5*	7	1	1
Low Cu	0	1	1	0
High Au	1	0	0	1
Low Au	1	2	1	2
# Batches	5	8	3	4
# Reruns w bad SRM	0	2	*	*

*For one batch that was rerun, the high-Cu SRM was not rerun with the rest of the samples.



Figure 14.21 Standard MS1 Checks – Copper - Mirador



Figure 14.22 Standard MS1 Checks – Gold - Mirador





Figure 14.23 Standard MS2 Checks – Copper - Mirador



Figure 14.24 Standard MS2 Checks – Gold - Mirador




Descriptive statistics for the SRMs are given in Table 14.4. These statistics compare well with the parameters previously assigned to the SRMs, except that the copper for MS2 has some extreme outliers. Lomas (AMEC, 2004) discusses the testing from which the SRM statistics were determined.

Table 14.4 Descriptive Statistics of the Standard Reference Material

	-- MS1 --		-- MS2 --	
Statistic	Phase 5 Analyses*	SRM Determinations	Phase 5 Analyses*	SRM Determinations
N	93	41	88	40
Mean Cu	0.802	0.801	0.378	0.371
Std.Dev. Cu	0.024	0.018	0.028	0.010
CV Cu	0.03	0.02	0.07	0.02
Mean Au	0.285	0.287	0.162	0.163
Std.Dev. Au	0.018	0.021	0.015	0.011
CV Au	0.06	0.07	0.09	0.06

* The statistics are based on first-run analyses and exclude the rerun analyses.

note: CV = std dev / mean

14.2.6 Standard Reference Material – Mirador Norte Deposit

The text, Tables, and Figures in the following section apply to all the 2006 QA/QC programs for the Mirador Norte deposit.

Corriente continued to insert standard reference material into their sample stream when assaying Mirador Norte samples. When standards returned values greater or less than two standard deviations from the mean, the ten samples prior to and ten samples following the "failed" inserted standard, were rerun. The graphs shown in Figure 14.25 through Figure 14.28 show the results of those rerun and final batch samples.


Figure 14.25 MS1 Round Robin and Sampling Results, Cu (%), (Mirador Norte)



Figure 14.26 MS1 Round Robin and Sampling Results, Au (ppm), (Mirador Norte)




Figure 14.27 MS2 Round Robin and Sampling Results, Cu (%), (Mirador Norte)



Figure 14.28 MS2 Round Robin and Sampling Results, Au (ppm), (Mirador Norte)





14.3   Mirador Norte Database Audit – 2006

Forty downhole surveys were re-read from the original photographs. In the forty original readings, one significant error was found, which was corrected. The entire Mirador Norte drill-hole database of gold and copper assays was audited against original (received from Corriente) assay lab reports. One error was found and it was not significant.

14.4   Sample Integrity

The Mirador deposits present a unique sampling situation. The distinctly low RQD material (Figure 11.5 and Figure 11.7) can make it difficult to obtain high core recovery, particularly in the leached rock near the surface in both deposits, and certain sections of highly fractured rock presents the opportunity to introduce sample bias. Because of this, two studies were conducted, one on the Mirador deposit (documented in an internal report), and one on Mirador Norte. The Mirador study demonstrated that in spite of the low RQD, the grade to core recovery relationship is due more to geology than to sampling bias; the same holds true for Mirador Norte. In spite of this, the work done in the Mirador Norte study is documented briefly below because it also provides insight into the style of mineralization.

The following discussion only considers samples with greater than 65% core recovery. Only 5% of all samples have recoveries of less than 65%; this is too small a number to be significant. The mean grade of samples steadily rises as core recovery decreases. Figure 14.29 shows this relationship very clearly. It also shows that sample grade increases as the number of fractures increases. While difficult to see at this scale, hardness and specific gravity decrease with increasing grade. Figure 14.30 shows that as RQD increases (left half of graph where there are sufficient samples), the grade decreases. It also shows that sample grade drops as the number of fractures drops (although this relationship reverses for the small population of samples with RQDs of over 50-55%).

There is a geological characteristic more important than just fracturing that relates the grade and rock quality; this is post-mineral, near-surface weathering. To test this, graphs were made of the same grades and rock characteristics against drill-hole depth and elevation (Figure 14.31 and Figure 14.32). It seems likely from these graphs that the grades were more affected by post-mineralization weathering than by fracturing thereby making the core recovery and grade relationship less critical. In Figure 14.32 it is strikingly obvious that copper and zinc are strongly leached near the surface, while molybdenum and gold are not, a fact that plays a significant role in how the resource estimate is made. Interestingly, there is a positive relationship between metal grades and number of horizontal fractures, but this is not so for metal grades and number of vertical fractures.

MDA concludes that the grade to RQD and core recovery relationship is a manifestation of geology and not indicative of sample bias.



Figure 14.29 Core Recovery and Grades and Rock Characteristics (Mirador Norte)



Plot of Means by Core Recovery
Au_ppb-Capped1(L) Ag_ppm(L) Cu_ppm-Capped2(R) Mo_ppm(L) Zn_ppm(L) Density (L) Vertical Fractures(L) Horizontal Fractures(L) Hardness(L)
Values (Cu ppm (R) and for Au ppb (L))
Core Recovery (%)
5% of samples are at or below 65% core recove

Figure 14.30 RQD and Grades and Rock Characteristics (Mirador Norte)



Plot of Means by RQD
Au_ppb-Capped1(L) Ag_ppm(L) Cu_ppm-Capped2(R) Mo_ppm(L) Zn_ppm(L) Density (L) Vertical Fractures(L) Horizontal Fractures(L) Hardness(L)
Values (Cu ppm (R) and for Au ppb (L))
RQD (%)
13% of samples are at or above 40% RQD

Figure 14.31 Hole Depth and Grades and Rock Characteristics (Mirador Norte)


Plot of Means by Elevation
Au_ppb-Capped1
Ag_ppm
Cu_ppm-Capped2
Mo_ppm
Zn_ppm
Density
Vertical Fractures
Horizontal Fractures
Hardness
Values (Cu ppm (R) and for Au ppb (L))
Elevation (m)

Figure 14.32 Elevation and Grades and Rock Characteristics (Mirador Norte)


Plot of Means by Depth
Au_ppb-Capped1
Ag_ppm
Cu_ppm-Capped2
Mo_ppm
Zn_ppm
Density
Vertical Fractures
Horizontal Fractures
Hardness
Values (Cu ppm (R) and for Au ppb (L))
Hole Depth (m)


14.5   Drill Site Field Checking

MDA walked the surface of Mirador Norte, taking GPS readings on drill-hole collars (Table 14.5) and also taking two samples (Table 14.6). Twelve holes were surveyed, but four others could not be surveyed because vegetation hindered the GPS readings. Several other drill holes were seen but not surveyed. None of the check GPS readings verified the accuracy and precision of the drill-hole surveys but they did demonstrate reasonableness with respect to general location. The discrepancies in coordinates between the MDA ("GPS") check of Corriente's data ("Database") in the database is likely due to Corriente having used a more accurate and precise differential GPS, while MDA used only a handheld GPS. The less precise handheld GPS recorded a range of estimated location uncertainty of +/- 13 m on average but as low as 8 m and as high as 22 m.

Table 14.5 List of Drill Holes Surveyed in Field – Mirador Norte

Hole name	GPS			Database			Difference		
	North	East	Elev.	North	East	Elev.	North	East	Elev.
MN02	9,606,832	783,470	941	9,606,811	783,458	932	-21	-12	-9
MN09	9,606,882	783,174	999	9,606,874	783,172	984	-8	-2	-15
MN15	9,606,618	783,409	911	9,606,601	783,402	894	-17	-7	-17
MN19	9,606,680	783,676	948	9,606,673	783,678	927	-7	2	-21
MN53	9,607,046	783,173	996	9,607,001	783,157	1,006	-45	-16	10
MN57	9,606,662	783,453	904	9,606,637	783,437	900	-25	-16	-4
MN59	9,606,604	783,271	NA	9,606,599	783,243	903	-5	-28	NA
MN61	9,606,578	783,699	948	9,606,558	783,691	934	-20	-8	-14
MN63	9,606,438	783,555	899	9,606,416	783,545	909	-22	-10	10
MN62	9,606,504	783,643	912	9,606,486	783,630	915	-18	-13	3
MN66	9,606,732	783,622	945	9,606,716	783,619	926	-16	-3	-19
MN67	9,606,360	783,491	900	9,606,345	783,479	902	-15	-12	2

14.6   Mirador Norte MDA Check Samples

MDA took two surface samples and 17 split quarter-core samples for validation of the mineralization at Mirador Norte (Table 14.6). All samples were chosen by MDA and MDA was present during most of the core cutting. For periods of time MDA did leave the core cutting facility and the samples were not always under MDA's control. MDA cannot guarantee that the samples were not compromised but believes that there was neither reason, intent nor motivation to compromise the samples. The samples were bagged in plastic, closed with a plastic security strap, and then placed in rice bags with similar plastic security straps. The samples were kept at the unsecured core cutting area in the secured Mirador Camp. MDA did accompany the samples during transport and delivery to ACME Labs in Cuenca, Ecuador via the Panantza project exploration camp.

The check sample grades received from the laboratory were generally similar as expected, but the grades were, on average, slightly lower for copper and slightly higher for gold. The average difference in gold grades is considered negligible. The molybdenum grades were also lower, but at the very low grades of molybdenum reported, the difference is immaterial. The reason for the overall lower average copper grade in MDA's check samples should be determined for future work, but the corroboration of the metallurgical samples with original sample grades (see section 14.7) renders this difference less important. However, the discrepancy between the copper grades reported for the MDA check samples and the copper grades from the original Corriente core samples still should be investigated and addressed.



Table 14.6 List of Independent Samples – Mirador Norte

	Corriente				MDA					Difference (%)			
Sample No.	Cu	Au	Mo	Zn	Sample No.	Cu	Au	Mo	Zn	Cu	Au	Mo	Zn
70621320330	2501	94	33	132	1	1871	39	33	170	-25%	-59%	2%	29%
70621350340	2826	55	4	23	2	2424	47	4	26	-14%	-15%	-17%	13%
7210660210	3900	50	10	NA	3	4885	63	9	46	25%	26%	-13%	
7210690220	5600	92	10	NA	4	5118	86	8	38	-9%	-7%	-18%	
7210720230	5800	142	10	NA	5	5967	119	8	30	3%	-16%	-17%	
7210750240	8500	187	10	NA	6	9157	195	6	40	8%	4%	-45%	
70341440480	5886	76	150	66	7	5466	69	103	60	-7%	-9%	-31%	-9%
70341460490	28085	532	110	131	8	22551	742	76	115	-20%	39%	-31%	-12%
70653010960	5663	73	20	48	9	5873	68	22	54	4%	-7%	9%	13%
70653040970	14407	176	15	128	10	13986	168	19	137	-3%	-5%	26%	7%
70653070980	7155	103	21	58	11	6108	81	20	51	-15%	-21%	-6%	-12%
7110740240	18800	24	80	NA	12	16657	34	50	28	-11%	42%	-38%	
7150510170	25300	39	30	NA	13	17624	47	35	86	-30%	21%	15%	
7250710110	7700	50	10	NA	14	7341	51	11	7	-5%	2%	11%	
7041720430	3470	96	105	14	15	3190	98	53	9	-8%	2%	-50%	-36%
7041750440	4940	182	51	24	16	4358	174	21	18	-12%	-4%	-60%	-25%
7041780450	3990	125	200	23	17	3729	128	291	12	-7%	2%	45%	-48%
Mean	9090	123	51	65		8018	130	45	55	-12%	5%	-12%	-16%
Weighted Mean										-10%	2%	-10%	2%
surface rock chip					18	4941	153	113	72				
surface rock chip					19	3701	149	13.4	52				

The two surface samples taken by MDA demonstrated mineralization at the site.

14.7 Mirador Norte Metallurgical Composite Sample Comparison

The grades of the composited metallurgical samples were compared to the original drill sample grades. Table 14.7 shows the results of this comparison and overall the composite metallurgical sample grade is 4% lower for copper and 12% higher for gold than the corresponding drill sample grades. Graphs of these data are given in Figure 14.33 and Figure 14.34. MDA considers this a good corroboration of the drill sample grades.

Table 14.7 Comparison of Metallurgical Sample and Drill Sample Grades (Mirador Norte)

Sample No.	G&T							Corriente			
	Head 1		Head 2		Head Avg		Sample	Drill samples			
	Cu	Au	Cu	Au	Cu	Au	Weight	Cu	Au	Zone	Description
	(%)	(ppm)	(%)	(ppm)	(%)	(ppm)	(kg)	(%)	(ppm)		
1	1.37	0.14	1.33	0.15	1.35	0.15	8.29	1.23	0.11	enriched	2normal+1mixed
2	0.42	0.11	0.41	0.1	0.42	0.11	46.00	0.39	0.08	primary	low
3	0.44	0.18	0.47	0.16	0.46	0.17	39.48	0.47	0.15	primary	dike
4	0.50	0.15	0.56	0.15	0.53	0.15	39.48	0.54	0.13	primary	dike
5	1.25	0.15	1.31	0.16	1.28	0.16	8.69	1.48	0.16	enriched	normal
6	0.37	0.06	0.44	0.06	0.41	0.06	56.09	0.43	0.06	primary	low
7	0.56	0.12	0.57	0.15	0.57	0.14	60.48	0.56	0.12	primary	dike
8	0.42	0.09	0.45	0.1	0.44	0.10	55.68	0.44	0.09	primary	low
9	0.51	0.17	0.58	0.15	0.55	0.16	50.95	0.57	0.15	primary	avg
10	0.44	0.08	0.48	0.12	0.46	0.10	79.34	0.48	0.08	primary	dike
11	0.51	0.11	0.55	0.1	0.53	0.11	81.33	0.56	0.11	primary	avg
12	0.63	0.09	0.63	0.08	0.63	0.09	44.68	0.62	0.07	primary	avg
13	1.02	0.06	1.03	0.08	1.03	0.07	10.74	1.06	0.06	enriched	2normal+1mixed
14	1.12	0.07	1.12	0.11	1.12	0.09	8.92	1.19	0.08	enriched	normal
15	0.98	0.06	0.96	0.1	0.97	0.08	12.72	1.20	0.07	enriched	normal
Mean	0.53	0.11	0.56	0.12	0.55	0.11	602.87	0.57	0.10		
Difference	-7%	9%	-1%	14%	-4%	12%					


Figure 14.33 Metallurgical Sample Grade Comparison: Copper (Mirador Norte)



Figure 14.34 Metallurgical Sample Grade Comparison: Gold (Mirador Norte)





Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 84***

15.0   ADJACENT PROPERTIES

Other than the mineral prospects and exploration activities of Corriente itself, there are no known mineral deposits or advanced mineral exploration projects immediately adjacent to the Mirador property. Aurelian Resources Inc. ("Aurelian"), a publicly owned Canadian mineral exploration company, has acquired mineral concessions adjacent to the Mirador property. According to information posted on the Aurelian website, these are part of a large group of concessions that Aurelian has been exploring for precious and base metals (www.aurelian.ca). In April 2006, Aurelian announced that it had intersected significant gold grades in two of its initial drill holes at the Fruta Del Norte epithermal gold prospect, located approximately 22 km south-southwest of the Mirador property. According to information posted on the Aurelian website, subsequent drilling to September 2006 has continued to intersect epithermal gold mineralization. In a July 2006 report prepared for Aurelian, and posted on the Aurelian website, author Richard H. Sillitoe states that "*On the basis of the preliminary drilling completed to date, it is already apparent that Fruta Del Norte is a major, high-grade epithermal gold system*".


16.0   MINERAL PROCESSING AND METALLURGICAL TESTING

16.1   Introduction: Mirador Deposit

The following section is reproduced *verbatim* from the report titled "*Mirador Copper Project Feasibility Study Report*" (AMEC, 2005).   There are formatting changes and the figure, table and appendix numbering is different. The present authors' comments or changes are placed in the body of AMEC's text in square brackets ([ ]) and are not italicized.

16.2   History of Mirador Deposit Metallurgical Testwork

A significant amount of metallurgical testwork has been undertaken on mineralized samples from the Mirador deposit since 2001. SGS Lakefield Research (Lakefield), in Lakefield, Ontario, Canada, carried out the main program of feasibility testing between December 2003 and September 2004. The groups responsible historically for the metallurgical testing aspects of the project are summarized below:

- *Geomet S.A., Santiago, Chile (May 2001)*

    o *scoping batch rougher tests.*

- *Resource Development Inc. (RDI), Co, USA (May 2002)*

    o *scoping batch rougher tests.*

- *Sumitomo Metal Mining Co, Limited, Japan (July 2003)*

    o *scoping batch rougher and cleaner test,*

    o *concentrate chemical and mineralogical analysis*

    o *composite bond ball work index (BWI).*

- *SGS Lakefield Research Limited, Lakefield, Ontario, Canada (Dec 2003 – Sept 2004)*

    o *feasibility bench-scale flotation test program (batch and locked cycle flowsheet development and locked cycle variability testing)*

    o *comminution testing (BWI, RWI, CWI, Ai and JK and SMC drop-weight testing) and modeling (JK SimMet)*

    o *QEM*SEM characterization of composite samples for variability testing*

    o *concentrate characterization and dewatering.*

- *G&T Metallurgical Services Limited, Kamloops, BC, Canada (April – Sept 2004)*

    o *supporting bench-scale flotation testwork*

    o *mineralogical modal analysis.*

- *MinnovEX Technologies Inc, Toronto, Ontario, Canada (July 2004)*

    o *comminution testing (SPI) and modelling (CEET).*


In 2001 Geomet S.A. conducted a scoping rougher flotation test, on behalf of Billiton Chile, on an unidentified sample (Muestra 2) from Mirador.

In April 2002, Resource Development Inc. (RDI) conducted three batch rougher flotation tests also on unidentified samples.

In June 2003, Sumitomo Metal Mining Co., Ltd. (Sumitomo) conducted an independent scoping level metallurgical program on five selected drill core samples. This testing included batch rougher and cleaner flotation, mineralogical and chemical analysis of concentrates, and a bond work index determination. The liberation characteristics of the ore were also investigated. AMEC reviewed this work and found it to be done to industry standard.

Overall, the results of the Geomet, RDI and Sumitomo testwork showed the samples tested had relatively simple metallurgy and favourable commercial concentration potential. The subsequent follow-up feasibility work by Lakefield on 3,000 kg of split diamond drill core from 18 drill holes across the ore body, and at various depths, has confirmed their conclusions.

The feasibility metallurgical testwork carried out by Lakefield was done under the direction of AMEC. Lakefield also provided samples to MinnovEX and G&T Metallurgical Services (G&T) to conduct SPI grindability testwork, and mineralogical and flotation quality control testwork respectively. Lakefield and MinnovEX also conducted grinding circuit evaluations using their JKSimMet and Comminution Economic Evaluation Tool (CEET) simulation models respectively.

Lakefield's testing was conducted in two phases:

- *Flowsheet Development December 2003 – March 2004*
- *Mapping and Recovery Variability April – September 2004.*

Four master composites were produced from the core samples for an initial flowsheet and design criteria development program. This indicated the mill flow sheet for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary SAG and ball mill grinding to about 150 µm followed by copper rougher flotation, concentrate regrind to 30 µm, and cleaner flotation and dewatering. Metallurgical testing and mineralogical quantitative modal liberation analysis, conducted by G&T, supported the selection of the primary grind and regrind parameters.

A recovery and mineralogical variability mapping program completed during the third quarter of 2004 subsequently confirmed that the metallurgy and mineralogy of the ore body is quite simple and homogenous, and the samples tested responded consistently well to the conventional flowsheet and reagent scheme selected. Over 44 variability sub-composite samples were produced from 17 drillholes and tested by hole and depth. Each sample was subjected to chemical and QemSCAN (Quantitative Evaluation of Mineralogy by Scanning Electron Microscopy) mineralogical analysis, grindability testing, and locked cycle flotation. Locked cycle concentrates were subjected to mineralogical, chemical, pyroforicity, and dewatering testing.


Chemical analysis of the head samples indicated a range of copper grades from 0.20% to 1.07%, with average overall grade of 0.67%. Gold grades ranged from 0.05 g/t to 0.43 g/t with an average value of 0.22 g/t.

Concentrates produced are predicted to average 29.8% Cu at a recovery of 91%. The average gold grade and recovery was 5.2 g/t and 47.2%, respectively. A gold behaviour model developed from the flotation test data suggests gold tracks chalcopyrite, pyrite, and gangue, with near equal weighting throughout the process. There is good reconciliation between the test gold recovery data and that predicted by quantitative mineralogy.

A laboratory analysis of the individual locked cycle concentrate products indicated that no significant deleterious penalty element impurities were present and this is in good agreement with mineralogical mapping. Concentrate thickening and filtration testwork was conducted. The concentrates settled rapidly and no dewatering problems were identified. Pyroforicity results indicated the concentrate is not expected to be self-heating.

Grindability tests were conducted on the sub-composite intervals of core from individual drill holes. Two dedicated whole core geotechnical and comminution holes were also drilled and used for additional grinding testwork, including Bond Work and Abrasion Indices, JK drop-weight and MinnovEX SPI testing.

Most of the ore in the pit falls geologically in an alteration zone of intense gypsum depletion. This is indicated by low RQD data and poor rock quality observed in drill core boxes. Comparative Bond low energy impact (CWI) and drop-weight test data also indicates the +150 mm ore lumps will break relatively easily at low-energy, but that the resulting reduction may be small. On this basis it is reasonable to assume the SAG mill feed granulometry will be relatively finer than the copper porphyry industry average.

JK and SPI testing data ranked the samples in the medium range of resistance to impact breakage for SAG milling. The ore exhibits low to moderate abrasivity. The average Bond ball mill work index is about 14.5 kWh/t and ranks the ore in hardness to ball milling as moderately soft relative to other copper porphyry ores in Lakefield's industry database and with relatively low variability. The JKTech drop weight and SPI test SAG mill parameters, and ball mill work indices, were used in JK SimMet and CEET simulation software models to confirm the grinding circuit design basis, and there was good agreement between both approaches.

16.3   Mirador Deposit Flowsheet

The estimated mineral resources included in the mine plan total approximately 111 Mt grading 0.67% Cu and 0.22 g/t Au. [This mineral resource estimate has been superseded by the mineral resource estimates presented in the November 2006 MDA Technical Report] *Silver and molybdenum are present but the grades are relatively low. Approximately 91 Mt of overlying waste rock will be removed over*



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   *Page 88*

the mine life, resulting in an average strip ratio of 0.8:1. The process will be designed to treat 25,000 t/d of material.

A simplified schematic drawing of the proposed flowsheet is provided in Figure [16.1]. *Run-of-mine open pit ore will be crushed in a gyratory crusher. The crushed ore will be processed by means of semi-autogenous and ball mill grinding followed by rougher flotation, regrind, cleaner flotation, and dewatering to produce copper concentrate. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a tailings pond; water will be reclaimed from the tailings pond and reused in the process.*

16.4   Mirador Norte Metallurgy

MDA has reviewed the metallurgical sample locations that were chosen to characterize the various mineralized zones. Based on this quick assessment of the sample locations, it seems the samples are well chosen. For the supergene material, the samples are distributed regularly and throughout that zone. There were no samples of mixed material. The primary mineralization was well sampled in the southeast part of the deposit, but the northwest part of the deposit was not sampled at all; the northwest part of the deposit is much smaller in tonnage and is made up of two limbs.

Potential differences in metallurgical responses of upper enriched versus lower enriched zone material near their respective contacts may not be significant as much of the enriched zone will be mined together resulting in a blend. More important would be the effect of blending the enriched zone with leached material above and primary below. It is therefore suggested that some composited materials should be tested individually rather than as composites.

The greatest spatial changes in metallurgical characteristics at Mirador Norte, as at Mirador, are vertical, relatively rapid, and in and near the weathered rocks.


Figure 16.1 Simplified Mirador Flowsheet

Crushing

Primary
Grinding

Secondary
Grinding

Rougher
Flotation

Concentrate
Regrind

Tailings
Management

1st
Cleaner

Cleaner/
Scavenger

2nd
Cleaner

3rd
Cleaner

Concentrate
Thickening

Concentrate
Dewatering

Copper
Concentrate


17.0   MINERAL RESOURCE ESTIMATES

17.1   Introduction

Corriente requested in August 2006 that Mine Development Associates ("MDA") complete a resource update on the Mirador Project, to include the Mirador Norte deposit. The incentive for the update was the completion of 39 new drill holes at Mirador Norte in 2006. The Mirador Norte drill hole assay database contains 4,238 copper assays and 4,233 gold assays in 68 holes.

The work done by MDA included a review of Corriente's geologic model and a QA/QC analysis, resource estimation, pit optimization, and pit design.

17.2   Corriente Geologic Model

A combination of material types, mineral domains, and lithologic codes (listed in Table 17.1 and illustrated in Figure 17.1 and Figure 17.2) was used to control grade estimation and assign density values for both Mirador and Mirador Norte. Material-type domains consist of the leached, mixed, and enriched zones in the weathered profile. For copper, mineral domains included grade shells and lithologic groups (pre-mineral dikes, post-mineral dikes, and post-mineral breccias) in the hypogene mineralization. Copper was modeled separately in each of the three weathered zone material types. Gold and silver were modeled identically to copper in the hypogene material using the same copper-grade shells and lithologic groups, but were modeled differently from copper in the weathered zones. One of the most important geological differences between Mirador Norte and Mirador is that Mirador Norte dikes do not materially affect metal distributions.

The rock unit "brmn" at Mirador is the central breccia. While it is a distinct geologic unit, it has not been shown to have an effect on specific gravity, grades or metallurgy. Therefore, while it was modeled by solids, it was not used in any estimation and hence was not given a code.

At Mirador in the hypogene material, the main grade shell, used for copper, gold, and silver, is defined by the change from grades dominantly above ~0.4% Cu to grades dominantly below ~0.4% Cu. This shell appears to be related to stockwork-dominated mineralization (above ~0.4% Cu), as opposed to disseminated-dominated mineralization (below ~0.4% Cu). A clear, albeit gradational (~0.2% Cu to ~0.6% Cu) separation is shown on quantile plots of the copper distribution. To compensate for the gradational changes in grade, two more shells were defined at ~0.2% Cu and ~0.6% Cu. These shells were defined manually (as opposed to using estimation, *i.e.*, using indicators, to account for local changes and variable drill hole and sample spacing).

At Mirador Norte in the hypogene material, the main grade shell, used for copper, gold, and silver, is defined by the change from grades dominantly above ~0.2% Cu to grades dominantly below ~0.2% Cu. A clear, albeit gradational (~0.12% Cu to ~0.4% Cu) separation is shown on quantile plots of the copper distribution. To compensate for the gradational changes in grade, two additional shells were manually defined at ~0.12% Cu and ~0.4% Cu. The porphyry dikes at Mirador Norte do not seem to affect the grades as they do at Mirador. No efforts have been made by Corriente to segregate these dikes in the modeling at Mirador Norte, nor is there reason to believe that they should be segregated. In many but not all cases, the porphyry dikes are mineralized in the same manner as the surrounding Zamora granite.


If these dikes do have an effect on grades, then likely this effect is minimal. The differences in strength of mineralization may be caused by differential ground preparation.

Table 17.1 Coding and Description of the Geologic Model

Copper – Mirador	
Code	**Description**
1000	Hypogene "unmineralized": the material outside the mineralized shell (200)
1200	Hypogene "mineralized": made up principally of disseminated and stockwork mineralization inside a shell defined by ~0.4 %Cu
1030	Early (pre-mineral) dikes (Jefp) which have similar though different styles of mineralization to the enclosing 1000 and 1200
1040	Late dikes (Jhbp) that post-date the mineralization
1050	Late breccias (brpm) that post-date the mineralization but have incorporated some mineralization during intrusion/stoping
2000	The enriched or supergene zone, which includes all lithologies
3000	The mixed zone, which includes all lithologies
4000	The leached zone, which includes all lithologies
Gold and Silver - Mirador	
Code	**Description**
30	These are early (pre-mineral) dikes (Jefp) which have similar but somewhat different styles of mineralization to the enclosing 12340 and 12342
40	These are late dikes (Jhbp) that post-date the mineralization
50	These are late breccias (brpm) post-date the mineralization but have incorporated some mineralization during intrusion
12340	All (external to the previous zones) "unmineralized": this is the material outside the copper mineralized shell (200)[3] and the dikes and late breccias
12342	All (external to the previous zones) "mineralized": this is made up principally of disseminated and stockwork mineralization[4]
Copper – Mirador Norte	
Code	**Description**
1000	Hypogene "unmineralized": the material outside the mineralized shell (200)
1200	Hypogene "mineralized": made up principally of disseminated and stockwork mineralization inside a shell defined by ~0.2 %Cu
2000	The enriched or supergene zone, which includes all lithologies
3000	The mixed zone, which includes all lithologies
4000	The leached zone, which includes all lithologies
Gold and Silver – Mirador Norte	
Code	**Description**
12340	All (external to the previous zones) "unmineralized": this is the material outside the copper mineralized shell (200)[5]
12342	All (external to the previous zones) "mineralized": this is made up principally of disseminated and stockwork mineralization[6]

---

[3] A visual assessment suggests that this is an appropriate methodology and is consistent with the geology and mineralization of the deposit.

[4] ditto

[5] A visual assessment suggests that this is an appropriate methodology and is consistent with the geology and mineralization of the deposit.

[6] ditto



Figure 17.1 Schematic Illustration of Rock and Mineral Zones Used for Estimation - Copper



Figure 17.2 Schematic Illustration of Rock and Mineral Zones Used for Estimation–Gold and Silver




In the enriched, mixed, and leached zones in both deposits, the copper has been remobilized and in general (at least apparently at the scale of the drilling) this leaching and remobilization did not affect the dikes and breccias. Gold seems to have maintained its original (pre-weathering) distribution. Silver distribution is most similar to gold distribution though a minor amount of remobilization does seem to have occurred[7].

The style of mineralization just described gave rise to the following modeling criteria. In the weathered zones near the surface, there are sharp geologic and grade contacts between the hypogene and enriched types, and between the enriched or mixed and leached material types. These contacts were modeled using lithologic and grade criteria. All lithologies (*i.e.*, dikes and breccias) in the enriched, mixed, and leached material types were treated for copper estimation as parts of each of the enriched, mixed or leached material types. In the hypogene rocks, each lithology (*i.e.*, country rock, dikes, and breccias) was estimated separately for copper. Gold and silver modeling honored all lithology types while ignoring material types.

Corriente constructed solids for the above-described units (30, 40, 50, 1000, 1200, 2000, 3000, and 4000) in the Mirador deposit and for only the weathered units and the 0.2% Cu grade shell for Mirador Norte. While the weathering zones (1000, 2000, 3000, and 4000) were relatively simple and were used to clip each other to produce valid, non-overlapping solids, the porphyry dike and breccia solids (30, 40 and 50) were too complex for clipping because the solids overlap in too many ways. Therefore, a priority was assigned to these solids so that all coding was done in geologically chronological order (30 then 40 and then 50) for composite and block coding.

The previously described styles and interpretations of mineralization have statistical support. As there is sufficiently good statistical correlation between hypogene precious metals and copper, the same shells were used for both.

17.3   Sample Coding and Compositing

For Mirador, two grade shells (~0.2% Cu and ~0.6% Cu) were used to code samples, while only one shell (~0.4% Cu) was used for controlling the estimation and model block coding. Those samples lying outside the 0.6% Cu shell were used to estimate blocks outside the 0.4% Cu shell while those samples lying inside the 0.2% Cu shell were used to estimate grades inside the 0.4% Cu shell. Figure 17.1 and Figure 17.2 provide a schematic illustration of this. By coding and using samples in this manner, gradational changes were instilled in the model around the 0.4% Cu grade shell.

For Mirador Norte, two grade shells (~0.12% Cu and ~0.4% Cu) were used to code samples, while only one shell (~0.2% Cu) was used for controlling the estimation and model block coding. Those samples lying outside the 0.4% Cu shell were used to estimate blocks outside the 0.2% Cu shell while those samples lying inside the 0.12% Cu shell were used to estimate grades inside the 0.2% Cu shell. By coding and using samples in this manner, gradational changes were instilled in the model around the 0.2% Cu grade shell.

---

[7] As the silver does not make a major contribution to the economics of the deposit and the remobilization is small enough, the lack of specific attention to remobilization during modeling is likely not an important omission.. There does, however, seem to be a slight enrichment of silver in the supergene-enriched zone and the users of the model should be cognizant of this.



Overall, the mineralization style of both deposits is sufficiently evenly distributed to require little capping or estimation grade-projection restrictions. Sample descriptive statistics were calculated for copper, gold, and silver and are presented in Attachment C.

At Mirador, compositing was done to six meters (one-half of the final block size) honoring all material type, grade shell, and lithologic contacts after capping. The volume inside the main hypogene mineralization (~0.4% Cu shell) was estimated using composites from inside the 0.2% Cu shell. The volume outside the main hypogene mineralization (outside the ~0.4% Cu shell) was estimated using all composites from outside the 0.6% Cu shell.

At Mirador Norte, compositing was done to six meters (one-half of the block size in the vertical dimension) honoring all material type, grade shell, and lithologic contacts after capping. The volume inside the main hypogene mineralization (~0.2% Cu shell) was estimated using composites from inside the 0.12% Cu shell. The volume outside the main hypogene mineralization (outside the ~0.2% Cu shell) was estimated using all composites from outside the 0.4% Cu shell.

MDA checked Corriente's model coding with the lithologic coding and for the most part, the solids coding did in fact fairly portray the lithologic coding at Mirador. At Mirador Norte, checks were made comparing logged geologic units and the solids model supplied by Corriente. Material differences were noted and these were either explained, resolved or corrected in the solids.

17.4   Density

To determine the appropriate bulk rock densities to use in the resource model, MDA assessed the specific gravity (SG) measurements made in the field by Corriente in context of the defined lithologic and material types. Unless compelling reasons were found to change the methodology, MDA used the same methodology as in the pre-2005 estimates. MDA did have a different database and as a result, the mean specific gravity values of the various lithologies and material types were different than before. To determine reasonable density values, MDA adjusted the measured mean specific gravity of all samples downwards by 2% to account for the unavoidable sample selection bias[8] introduced when choosing samples for field measurements. It was noted that the field samples were not oven dried before they were measured, hence MDA reduced the average specific gravities by 1%, 2%, 3%, and 4% for primary, enriched, mixed, and leached material, respectively for Mirador Norte. The adjusted specific gravities for each of these materials were then converted to density units (grams per cubic centimeter, g/cm^3), based on the reasonable assumptions that the density of the water used in the field measurements was approximately 1.0 g/cm^3, and that the porosity of the measured samples was negligible. Table 17.2 presents the mean density values of each unit.

---

[8] When sampling for specific gravity testing, one can only test material that is intact, and not material that is broken, fractured, brecciated, *etc*. This type of material has lower specific gravity.


Table 17.2 List of Specific Gravity Values Used in Model

Zone/Lith	No. Samples	Density*	Density***
Mirador			
1000&1200	962	2.63**	2.58**
1030	142	2.65	2.60
1040	121	2.63	2.58
1050	103	2.61	2.56
2000	109	2.52	2.47
3000	75	2.46	2.41
4000	154	2.38	2.33
Mirador Norte			
1000	317	2.58	2.50
2000	55	2.30	2.21
3000	25	2.45	2.33
4000	71	2.25	2.12

* before the 2% reduction;
** estimated into each block by inverse distance
*** post-2% reduction and post-reduction for humidity content at Corriente

Table 17.2 also lists the density data for Mirador Norte. For Mirador Norte, MDA analyzed the changes in the measured specific gravity with respect to down-hole depth and elevation. While MDA analyzed all the data together as well as segregated by primary material type primary, only the latter results are presented in this report (Figure 17.3 and
Figure 17.4). The exclusion of the leached, mixed and supergene was done to see what effect weathering has on density of material below those three weathered material types. There is a subtle but real change in density with depth. This analysis guided MDA to the conclusion that the leached, mixed and enriched units can have their densities assigned to them globally, thereby mimicking gradational changes with depth. The graphs in Figure 17.3 and
Figure 17.4 further suggest that gradational changes should occur in the primary mineralization. Given the number and distribution of density samples, MDA chose to estimate using a horizontally flattened sphere. Future estimates should evaluate the need to mimic topography with this type of estimation.



Figure 17.3 Mirador Norte Density by Down-hole Depth



Figure 17.4 Mirador Norte Density by Elevation




17.5   Resource Model and Estimation

The dikes and breccias (exclusive of the main central breccia) at the Mirador deposit are barren to weakly or erratically mineralized, and so are distinctly different from the main mineralization. No truly barren or weakly mineralized dikes have been intersected at Mirador Norte. The geological conditions in the Mirador deposit are probably much more complex than the interpretation in this model suggests, in spite of Corriente's valiant efforts to model pre- and post-mineral dikes and breccias accurately. There are likely slightly fewer tonnes and slightly higher grade in the Mirador resource than is estimated, but at the scale of mining this may or may not be noticeable.

The block model for Mirador was constructed with sub-blocks measuring 3.75 m by 3.75 m by 3 m (high). After estimation, the sub-blocks were re-blocked into blocks 15 m by 15 m by 12 m high; this is the same block size as the 2004 AMEC model. The model sub-blocked only when the contacts transected blocks. This procedure of re-blocking allows for better representation of the rapid grade changes across the pre- and post-mineral dikes and breccias and allows for local dilution at and across the contacts. If mining could execute effective grade control at block sizes of less than 15 m, then re-blocking the model to blocks smaller than 15 m by 15 m by 12 m (high) would be appropriate.

The Mirador Norte block model was also 15 m by 15 m by 12 m high but sub-blocking was not used. Instead, partials were used. Partials assign a percentage of each material type or grade domain to each block. Those partial percentages are used to weight-average grades and densities.

For Mirador, historic work by AMEC in 2004 emphasized geostatistics. MDA relied on AMEC's geostatistical results if nothing contradictory was found, but MDA still performed its own geostatistical studies to assess the applicability of the historic estimation parameters. Variograms were calculated for all zones, but only those with sufficient samples, which include the main mineralized zone and the surrounding low grade, could be modeled. The lack of sufficient samples, compounded by the fact that there might be poorer grade continuity, prevented the development of good variogram structures in the enriched, mixed, leached material types and in the post-mineral dikes and breccias. The variograms were used to support the chosen search ranges used in estimation. New variograms were calculated for Mirador Norte.

For Mirador Norte, MDA used inverse distance estimation for the reported resource estimate. MDA used the newly calculated variograms to guide the search ranges for Mirador Norte. During this study, it was found that while copper does display some anisotropy (400 m in a northeast direction and 200 m in the northwest direction), gold and silver grade distributions are isotropic.

MDA estimated numerous models for Mirador to assess the impacts of:
- the new grade shell and lithologic solids,
- the varying estimation parameters, and
- the 2005 drilling.

As Mirador Norte, a relatively simpler deposit, MDA ran several models using different estimation parameters and methods.

For Mirador, MDA estimated two models for each of those parameters listed above; one used inverse-distance squared and one used the nearest-neighbor method. Modifications were made to the final


estimate based on the results and comparisons of each of the interim models. No Kriging was done, as most zones did not produce variogram structures that could be modeled. The estimation parameters used in the final Mirador estimate are given in Table 17.3, Table 17.4, and Table 17.5.

For Mirador Norte, MDA estimated three models for copper and three for gold; these were a kriged model, an inverse-distance squared model and a nearest-neighbor model. The comparison was considered good. The estimation parameters used in the final estimate for Mirador Norte are given in Table 17.6 and Table 17.7.

Initially, MDA used an inverse distance power of three (ID^3) for Mirador and noted a rather steep relative drop in the amount of material grading over 0.7% Cu compared to the previous AMEC estimate, which used the power of eight in inverse distance estimation. This latter high power has a tendency to eliminate smoothing, approaching a nearest neighbor or polygonal estimate. Because the Mirador deposit has few high-grade outliers and is a relatively well-behaved deposit with respect to grade continuity, MDA felt that a lower power would be more appropriate. Due to a desire to maintain a certain amount of continuity in estimation techniques, MDA assessed the differences in estimation parameters[9]. The model was run at inverse powers of 3, 4, and 8 to study the sensitivities to heavily localizing the estimation. Based on the results of comparisons of these other models and on point validation studies, there was no compelling reason to choose ID^3 over ID^4. Therefore, ID^4 methodology was chosen to maintain a certain amount of consistency with previous estimates, while also aiming to move away from a polygonal type of estimate. Examples of the copper and gold grade models for Mirador are given in Figure 17.5 and Figure 17.6.

MDA used an inverse distance power of three (ID^3) at Mirador Norte. Examples of the copper and gold grade models for Mirador Norte are given in Figure 17.7 and Figure 17.8. Because of the low silver grades and the few samples with silver assays, modeling results are not reported for silver.

---

[9] Search distance, inverse distance power, number of samples, minimum number of samples, and maximum number of samples per hole.


Table 17.3 Mirador: Estimation Parameters for Copper by Mineral Domain

Description	Parameter
Main Hypogene Mineralization – disseminated low-grade (12340) Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (m): major/semimajor/minor	200 / 200 / 200
Inverse distance power	4
High-grade restrictions	None
Main Hypogene Mineralization – disseminated and stockwork (12342): Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (m): major/semimajor/minor (vertical)	200 / 200 / 200
Inverse distance power	4
High-grade restrictions	None
Enriched Mineralization – (2000) Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 50
Inverse distance power	4
High-grade restrictions	None
Mixed Mineralization – (3000) Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (m): major/semimajor/minor (vertical)	200 / 200 / 50
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	None
Leached Zone – (4000) Copper – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 50
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	Only comps <=0.2% Cu
Leached Zone – (4000) Copper – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	140° / -90° / 0°
Search (m): major/semimajor/minor ("vertical")	20 / 20 / 20
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	None


Table 17.3 Estimation Parameters for Copper by Mineral Domain (continued)

Description	Parameter
Pre-Mineral Porphyry – disseminated and stockwork (30, Jefp): Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	110º / -90º / 0º
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	**None**
Post-Mineral Porphyry (40, Jhbp): Copper – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	140º / -90º / 0º
Search (m): major/semimajor/minor (vertical)	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	Only comps <=0.1% Cu
Post-Mineral Porphyry (40, Jhbp): Copper – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	140º / -90º / 0º
Search (m): major/semimajor/minor (vertical)	20 / 20 / 20
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	None
Post-Mineral Breccia (50, brpm): Copper – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	130º / -90º / 0º
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	Only comps <=0.1% Cu
Post-Mineral Breccia (50, brpm): Copper – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	130º / -90º / 0º
Search (m): major/semimajor/minor ("vertical")	20 / 20 / 20
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	None


Table 17.4 Mirador: Estimation Parameters for Gold by Mineral Domain

Main Hypogene Mineralization – disseminated low-grade (12340) Gold	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0º / 0º / 0º
Search (m): major/semimajor/minor	200 / 200 / 200
Inverse distance power	4
High-grade restrictions	None
Main Hypogene Mineralization – disseminated and stockwork (12342): Gold	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0º / 0º / 0º
Search (m): major/semimajor/minor (vertical)	200 / 200 / 200
Inverse distance power	4
High-grade restrictions	None
Pre-Mineral Porphyry – disseminated and stockwork (30, Jefp): Gold	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	110º / -90º / 0º
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in ppb Au and distance in m)	**None**
Post-Mineral Porphyry (40, Jhbp): Gold – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	140º / -90º / 0º
Search (m): major/semimajor/minor (vertical)	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in ppb Au and distance in m)	Only comps <=40 ppb Au
Post-Mineral Porphyry (40, Jhbp): Gold – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	140º / -90º / 0º
Search (m): major/semimajor/minor (vertical)	20 / 20 / 20
Inverse distance power	4
High-grade restrictions (grade in ppb Au and distance in m)	None
Post-Mineral Breccia (50, brpm): Gold – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	130º / -90º / 0º
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in Cu% and distance in m)	Only comps <=40 ppb Au
Post-Mineral Breccia (50, brpm): Gold – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	130º / -90º / 0º
Search (m): major/semimajor/minor ("vertical")	20 / 20 / 20
Inverse distance power	4
High-grade restrictions (grade in ppb Au and distance in m)	None



Table 17.5 Mirador: Estimation Parameters for Silver by Mineral Domain

Main Hypogene Mineralization – disseminated low-grade (12340) Silver	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (m): major/semimajor/minor	200 / 200 / 200
Inverse distance power	4
High-grade restrictions	None
Main Hypogene Mineralization – disseminated and stockwork (12342): Silver	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0° / 0° / 0°
Search (m): major/semimajor/minor (vertical)	200 / 200 / 200
Inverse distance power	4
High-grade restrictions	None
Pre-Mineral Porphyry – disseminated and stockwork (30, Jefp): Silver	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	110° / -90° / 0°
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in ppm Ag and distance in m)	None
Post-Mineral Porphyry (40, Jhbp): Silver – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	140° / -90° / 0°
Search (m): major/semimajor/minor (vertical)	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in ppm Ag and distance in m)	Only comps <=0.4 ppm Ag
Post-Mineral Breccia (40, Jhbp): Silver – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	140° / -90° / 0°
Search (m): major/semimajor/minor (vertical)	20 / 20 / 20
Inverse distance power	4
High-grade restrictions (grade in ppm Ag and distance in m)	None
Post-Mineral Breccia (50, brpm): Silver – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	130° / -90° / 0°
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 100
Inverse distance power	4
High-grade restrictions (grade in ppm Ag and distance in m)	Only comps <=0.4 ppm Ag
Post-Mineral Porphyry (50, brpm): Silver – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	130° / -90° / 0°
Search (m): major/semimajor/minor ("vertical")	20 / 20 / 20
Inverse distance power	4
High-grade restrictions (grade in ppm Ag and distance in m)	None


Table 17.6 Mirador Norte: Estimation Parameters for Copper by Mineral Domain

Description	Parameter
Main Hypogene Mineralization – outside the 0.2% Cu shell (1000) Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0º / 0º / 0º
Search (m): major/semimajor/minor	200 / 200 / 80
Inverse distance power	3
High-grade restrictions	None
Main Hypogene Mineralization – inside the 0.2% Cu shell (1200) Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0º / 0º / 0º
Search (m): major/semimajor/minor (vertical)	200 / 200 / 80
Inverse distance power	3
High-grade restrictions	None
Enriched Mineralization – (2000) Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0º / 0º / 0º
Search (m): major/semimajor/minor ("vertical")	200 / 200 / 50
Inverse distance power	3
High-grade restrictions	None
Mixed Mineralization – (3000) Copper	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0º / 0º / 0º
Search (m): major/semimajor/minor (vertical)	150 / 150 / 40
Inverse distance power	3
High-grade restrictions (grade in Cu% and distance in m)	None
Leached Zone – (4000) Copper – Pass 1	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	90º / 0º / 0º
Search (m): major/semimajor/minor ("vertical")	150 / 150 / 40
Inverse distance power	3
High-grade restrictions (grade in Cu% and distance in m)	Only comps <=0.1% Cu
Leached Zone – (4000) Copper – Pass 2	
Samples: minimum/maximum/maximum per hole	2 / 14 / 5
Rotation/Dip/Tilt (searches)	90º / 0º / 0º
Search (m): major/semimajor/minor ("vertical")	20 / 20 / 20
Inverse distance power	3
High-grade restrictions (grade in Cu% and distance in m)	None


Table 17.7 Mirador Norte: Estimation Parameters for Gold by Mineral Domain

Main Hypogene Mineralization – disseminated low-grade (12340) Gold	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	0º / 0º / 0º
Search (m): major/semimajor/minor	200 / 200 / 80
Inverse distance power	3
High-grade restrictions	None
Main Hypogene Mineralization – disseminated and stockwork (12342): Gold	
Samples: minimum/maximum/maximum per hole	1 / 14 / 4
Rotation/Dip/Tilt (searches)	30º / 0º / 0º
Search (m): major/semimajor/minor (vertical)	200 / 200 / 80
Inverse distance power	3
High-grade restrictions	None



Cu (same as model legend)
Au
Classification
waste
measured
indicated
inferred
Pit Outline
looking N50°E
0
50 m
100 m
200 m
scale is in meters

CORRIENTE RESOURCES, INC.
Block Classification Section 450
Mirador Project
Ecuador

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

DATE	13-Jan-06
DRAWN BY	A Hanson
CHECKED BY	S Ristorcelli
SCALE	As shown

FIGURE NO.
17.5

CAD CONTROL BLOCK REF:\\aaron\projects\corriente\mirador\reports\43-101\figures\model_class_450.dwg
DATE:1/13/2006


Cu Au (same as model legend)
Au 0-50 ppb
Au 50-250 ppb
Au 250-500 ppb
Au >500 ppb
Pit Outline
looking N50°E
0 50 m 100 m 200 m
scale is in meters

DATE	13-Jan-06
DRAWN BY	A Hanson
CHECKED BY	S Ristorcelli
SCALE	As shown

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

CORRIENTE RESOURCES, INC.
Block Model Section 450 - Gold
Mirador Project
Ecuador

FIGURE NO.
17.6

CAD CONTROL BLOCK REF:\\datasvr\archives\reports\corriente\mirador_43-101_jan-31-06\fig17.4-model_au_450.dwg
DATE:11/28/2005



Rock Code Au
%Cu 0-0.12
%Cu 0.12-0.38
%Cu 0.38-0.90
%Cu >2.0
Leached
enriched
enriched
enriched
enriched
no mixed zone on this section
0.40%Cu shell
0.20%Cu shell
0.12%Cu shell
1000 El
800 El
600 El
400 El
200 Offset
400 Offset
600 Offset
800 Offset
1000 Offset
50 0 50 100
scale is in meters
CAD CONTROL BLOCK REF: \\aaron\projects\corriente\mirador_norte\reports\43-101\figures\fig_17.7_blk_cu.dwg
DATE: 9/28/2006
DATE 27-Sep-06
DRAWN BY A Hanson
CHECKED BY S Ristorcelli
SCALE As shown
MINE DEVELOPMENT ASSOCIATES
Reno Nevada
CORRIENTE RESOURCES, INC.
Block Model Section 200 - Copper
Mirador Norte Project
Ecuador
FIGURE NO.
17.7



Rock Code Au
Au 0-10 ppb
Au 10-40 ppb
Au 40-240 ppb
Au >240 ppb
Leached
Leached
no mixed zone on this section
enriched
enriched
enriched
0.40%Cu shell
0.20%Cu shell
0.12%Cu shell
1000 El
800 El
600 El
400 El
200 Offset
400 Offset
600 Offset
800 Offset
1000 Offset
50 0 50 100
scale is in meters
CAD CONTROL BLOCK REF: \\aaron\projects\corriente\mirador_norte\reports\43-101\figures\fig_17.x_blk_au.dwg
DATE:9/28/2006
DATE 27-Sep-06
DRAWN BY A Hanson
CHECKED BY S Ristorcelli
SCALE As shown
MINE DEVELOPMENT ASSOCIATES
Reno Nevada
AS A MUTUAL PROTECTION TO OUR CLIENTS, THE PUBLIC, AND MDA ALL REPORTS AND DRAWINGS ARE SUBMITTED FOR THE CONFIDENTIAL INFORMATION OF OUR CLIENT FOR A SPECIFIC PROJECT AND AUTHORIZATION FOR USE OR PUBLICATION OF DATA, STATEMENTS, CONCLUSIONS, OR ABSTRACTS FROM OR REGARDING OUR REPORTS AND DRAWINGS IS RESERVED PENDING OUR WRITTEN APPROVAL.
CORRIENTE RESOURCES, INC.
Block Model Section 200 - Gold
Mirador Norte Project Ecuador
FIGURE NO.
17.8


17.6   Resources

The Mirador and Mirador Norte resources used CIM classifications. For consistency and a lack of compelling reasons to do otherwise, the Mirador resource classification used the same criteria as previous estimates, except that MDA considered that some material should be classified as Measured. Because copper adds the greatest value of both deposits, all classification is based on the copper while gold and silver are carried along with the copper. The classification criteria are presented in Table 17.8 for Mirador and for Mirador Norte. While there is gold in the leached zone in both deposits, all blocks in the leached zones are unclassified for metallurgical reasons and there is no plan to extract gold from the leached zone in either deposit.

For Mirador, the inclusion of Measured material in this resource update demonstrates an increased level of confidence, conveyed by the observations that a) the geology is relatively well understood; b) grade continuity is good; c) the deposit is relatively predictable; and d) the sampling is of good quality. On the other hand, the relatively small amount of Measured material (~15% of the total Measured and Indicated) is a consequence of the need to portray some of the risks incorporated in the model, which are the consequence of these facts:

- estimation of the volumes of the vertical dikes and breccias is risky, because the majority of the drill holes were vertical;
- the check sampling on gold grades demonstrates only modest reproducibility; and
- there are no down-hole surveys for 50 of the drill holes.

There is no Measured material at Mirador Norte. This is in part because the drill spacing is still relatively wide and because this is the first resource estimate for Mirador Norte. The resource tabulation for the Mirador deposit alone is presented in Tables 17.9 to Table 17.12. The resource for the Mirador Norte deposit alone is presented in Table 17.13 to Table 17.14 and a breakdown by material type is in Table 17.15. Example sections for Mirador and Mirador Norte are given in Figure 17.9 and Figure 17.10, respectively.


Table 17.8 Criteria for Resource Classification

MIRADOR	
All – Measured	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 20
Hypogene – Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 100
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
Enriched (supergene) and Mixed – Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 75
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
All material not classified above is Inferred	
MIRADOR NORTE	
All – Measured	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	None
Hypogene – Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 100 *
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 50 **
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
Enriched (supergene) and Mixed – Indicated	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 2 / 75
Or	
Minimum no. of samples /minimum no. of holes / maximum distance (m)	2 / 1 / 35
Material not classified above is Inferred unless beyond 50 m of a sample outside the 0.12% Cu shell	
Leached – modeled but unclassified; all Leached material is considered to be waste	
* inside the 0.12% Cu shell; ** outside the 0.12% Cu shell	

Cu (same as model legend)
Au
Classification
waste
measured
indicated
inferred
Pit Outline
looking N50°E
0
50 m
100 m
200 m
scale is in meters

CORRIENTE RESOURCES, INC.
Block Classification Section 450
Mirador Project
Ecuador

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

DATE	13-Jan-06
DRAWN BY	A Hanson
CHECKED BY	S Ristorcelli
SCALE	As shown

FIGURE NO.
17.9

CAD CONTROL BLOCK REF:\\datasvr\archives\reports\corriente\mirador_43-101_jan-31-06\fig17.5_model_class_450.dwg
DATE:1/13/2006



Rock Code
Au (same as model legend)
Classification
waste
indicated
inferred
Leached
enriched
enriched
enriched
Leached
no mixed zone on this section
0.40%Cu shell
0.20%Cu shell
0.12%Cu shell
200 Offset
400 Offset
600 Offset
800 Offset
1000 Offset
1000 El
800 El
600 El
50
0
50
100
scale is in meters

DATE	27-Sep-06
DRAWN BY	A Hanson
CHECKED BY	S Ristorcelli
SCALE	As shown

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

CORRIENTE RESOURCES, INC.
Block Classification Section 200
Mirador Norte Project Ecuador

FIGURE NO.
17.10

CAD CONTROL BLOCK REF: \\aaron\projects\corriente\mirador_norte\reports\43-101\figures\fig_17.10_blk_class.dwg
DATE: 9/27/2006



Table 17.9 Mirador Copper, Gold and Silver Resources – Measured

Total Measured

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.30	62,680,000	0.60	831,000,000	200	400,000	1.5	3,080,000
0.35	57,610,000	0.63	795,000,000	200	380,000	1.6	2,930,000
0.40	**52,610,000**	**0.65**	**753,000,000**	**210**	**360,000**	**1.6**	**2,770,000**
0.45	47,900,000	0.67	709,000,000	220	330,000	1.7	2,590,000
0.50	42,810,000	0.69	656,000,000	220	310,000	1.7	2,370,000
0.55	36,620,000	0.72	584,000,000	230	270,000	1.8	2,090,000
0.60	30,360,000	0.75	505,000,000	240	230,000	1.8	1,790,000
0.65	24,440,000	0.79	424,000,000	240	190,000	1.9	1,480,000
0.70	18,140,000	0.83	330,000,000	250	150,000	1.9	1,130,000
0.75	11,950,000	0.88	231,000,000	260	100,000	2.0	769,000
0.80	7,910,000	0.93	162,000,000	270	68,000	2.1	522,000
0.85	5,090,000	0.99	111,000,000	270	44,000	2.1	340,000
0.90	3,220,000	1.06	75,000,000	290	30,000	2.1	215,000
0.95	2,000,000	1.14	50,000,000	300	20,000	2.0	131,000
1.00	1,470,000	1.21	39,000,000	310	15,000	2.0	97,000

Cutoff in %Cu

Table 17.10 Mirador Copper, Gold and Silver Resources – Indicated

Total Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.30	491,510,000	0.55	5,958,000,000	180	2,810,000	1.4	21,970,000
0.35	441,080,000	0.58	5,596,000,000	180	2,610,000	1.4	20,530,000
0.40	**385,060,000**	**0.60**	**5,134,000,000**	**190**	**2,380,000**	**1.5**	**18,760,000**
0.45	335,680,000	0.63	4,672,000,000	200	2,150,000	1.6	16,890,000
0.50	283,610,000	0.66	4,126,000,000	210	1,890,000	1.6	14,770,000
0.55	230,250,000	0.69	3,507,000,000	210	1,590,000	1.7	12,400,000
0.60	176,780,000	0.73	2,831,000,000	220	1,260,000	1.7	9,910,000
0.65	129,500,000	0.76	2,181,000,000	230	950,000	1.8	7,560,000
0.70	90,220,000	0.80	1,598,000,000	240	680,000	1.9	5,420,000
0.75	55,700,000	0.85	1,047,000,000	240	435,000	1.9	3,441,000
0.80	33,300,000	0.91	666,000,000	250	270,000	2.0	2,124,000
0.85	18,670,000	0.97	401,000,000	260	157,000	2.0	1,208,000
0.90	10,700,000	1.05	248,000,000	270	92,000	2.1	710,000
0.95	6,650,000	1.13	165,000,000	270	57,000	2.1	452,000
1.00	4,550,000	1.20	120,000,000	270	40,000	2.1	308,000

Cutoff in %Cu



Table 17.11 Mirador Copper, Gold and Silver Resources – Measured and Indicated

Total Measured and Indicated

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.30	554,190,000	0.56	6,789,000,000	180	3,210,000	1.4	25,050,000
0.35	498,690,000	0.58	6,391,000,000	190	2,990,000	1.5	23,460,000
0.40	**437,670,000**	**0.61**	**5,887,000,000**	**190**	**2,740,000**	**1.5**	**21,530,000**
0.45	383,580,000	0.64	5,381,000,000	200	2,480,000	1.6	19,480,000
0.50	326,420,000	0.66	4,782,000,000	210	2,200,000	1.6	17,140,000
0.55	266,870,000	0.70	4,091,000,000	220	1,860,000	1.7	14,490,000
0.60	207,140,000	0.73	3,336,000,000	220	1,490,000	1.8	11,700,000
0.65	153,940,000	0.77	2,605,000,000	230	1,140,000	1.8	9,040,000
0.70	108,360,000	0.81	1,928,000,000	240	830,000	1.9	6,550,000
0.75	67,650,000	0.86	1,278,000,000	250	535,000	1.9	4,210,000
0.80	41,210,000	0.91	828,000,000	260	338,000	2.0	2,646,000
0.85	23,760,000	0.98	512,000,000	260	201,000	2.0	1,548,000
0.90	13,920,000	1.05	323,000,000	270	122,000	2.1	925,000
0.95	8,650,000	1.13	215,000,000	280	77,000	2.1	583,000
1.00	6,020,000	1.20	159,000,000	280	55,000	2.1	405,000

Cutoff in %Cu

*total Measured plus Indicated were calculated from rounded Measured and rounded Indicated resources and hence some apparent differences are rounding related.

Table 17.12 Mirador Copper, Gold and Silver Resources –Inferred

Total Inferred

Cutoff	Tonnes	Cu (%)	lbs Cu	Au (ppb)	oz Au	Ag (ppm)	oz Ag
0.30	417,300,000	0.45	4,124,000,000	150	1,960,000	1.1	15,130,000
0.35	338,390,000	0.48	3,559,000,000	150	1,670,000	1.2	13,220,000
0.40	**235,400,000**	**0.52**	**2,708,000,000**	**170**	**1,250,000**	**1.3**	**9,900,000**
0.45	175,230,000	0.56	2,147,000,000	180	980,000	1.4	7,820,000
0.50	122,290,000	0.59	1,593,000,000	180	710,000	1.5	5,790,000
0.55	70,270,000	0.64	993,000,000	190	440,000	1.5	3,470,000
0.60	37,890,000	0.71	587,000,000	190	230,000	1.6	1,970,000
0.65	22,020,000	0.76	369,000,000	190	140,000	1.7	1,200,000
0.70	14,710,000	0.81	260,000,000	190	90,000	1.8	824,000
0.75	9,450,000	0.85	177,000,000	200	60,000	1.9	561,000
0.80	5,750,000	0.90	114,000,000	210	39,000	2.0	370,000
0.85	4,020,000	0.93	82,000,000	210	28,000	2.1	266,000
0.90	2,530,000	0.96	54,000,000	210	17,000	2.1	170,000
0.95	1,290,000	1.00	28,000,000	220	9,000	2.2	90,000
1.00	530,000	1.04	12,000,000	220	4,000	2.2	38,000

Cutoff in %Cu


Table 17.13 Mirador Norte Copper and Gold Resources – Indicated

Indicated Resource

%Cu Cutoff	Tonnes	%Cu	lbs Cu	Au ppb	oz Au
0.30	289,560,000	0.44	2,820,000,000	80	745,000
0.35	231,050,000	0.47	2,407,000,000	85	630,000
0.40	**171,410,000**	**0.51**	**1,921,000,000**	**89**	**489,000**
0.45	119,090,000	0.55	1,435,000,000	93	357,000
0.50	70,980,000	0.60	938,000,000	99	225,000
0.55	39,830,000	0.66	582,000,000	101	130,000
0.60	21,520,000	0.74	353,000,000	105	73,000
0.65	13,530,000	0.82	245,000,000	108	47,000
0.70	9,620,000	0.88	187,000,000	106	33,000
0.75	7,310,000	0.93	150,000,000	103	24,000
0.80	5,880,000	0.97	126,000,000	102	19,000
0.85	4,680,000	1.01	105,000,000	100	15,000
0.90	3,690,000	1.05	86,000,000	99	12,000
0.95	2,790,000	1.10	68,000,000	100	9,000
1.00	2,230,000	1.13	55,000,000	97	7,000

Table 17.14 Mirador Norte Copper and Gold Resources – Inferred

Inferred Resource

%Cu Cutoff	Tonnes	%Cu	lbs Cu	Au ppb	oz Au
0.30	105,040,000	0.41	957,000,000	67	225,000
0.35	71,560,000	0.46	720,000,000	69	158,000
0.40	**45,820,000**	**0.51**	**513,000,000**	**68**	**101,000**
0.45	29,890,000	0.55	366,000,000	71	68,000
0.50	18,960,000	0.60	253,000,000	75	46,000
0.55	12,950,000	0.64	184,000,000	77	32,000
0.60	7,420,000	0.70	114,000,000	78	19,000
0.65	3,250,000	0.81	58,000,000	97	10,000
0.70	2,000,000	0.90	40,000,000	111	7,000
0.75	1,690,000	0.94	35,000,000	116	6,000
0.80	1,390,000	0.98	30,000,000	119	5,000
0.85	1,130,000	1.01	25,000,000	122	4,000
0.90	900,000	1.05	21,000,000	124	4,000
0.95	730,000	1.08	17,000,000	123	3,000
1.00	490,000	1.13	12,000,000	128	2,000

Table 17.15 Mirador Norte Copper and Gold Resources – by Material Type

Indicated Resource: Primary			Indicated Resource: Enriched			Indicated Resource: Mixed		
Tonnes	%Cu	Au ppb	Tonnes	%Cu	Au ppb	Tonnes	%Cu	Au ppb
159,100,000	0.49	89	10,460,000	0.79	83	1,860,000	0.59	94

Inferred Resource: Primary			Inferred Resource: Enriched			Inferred Resource: Mixed		
Tonnes	%Cu	Au ppb	Tonnes	%Cu	Au ppb	Tonnes	%Cu	Au ppb
42,530,000	0.49	66	3,040,000	0.78	99	240,000	0.53	86


For the Mirador deposit, it is important to note that:
- The deepest drill holes extend to the ~850 m elevation, and are also mineralized;
- The lowest estimated Indicated material is at ~750 m;
- MDA modeled to 650 m; and
- "Reasonable but optimistic" pit optimization parameters yield a pit that goes to ~750 m on Measured and Indicated material only.

Consequently, MDA has reported resources to the 750 m elevation and no deeper in spite of the indications that the mineralization is open to depth. Pit optimization shells bottom out at 650 m elevation (the bottom of the estimated model) when considering the Inferred material in the pit optimization and using "reasonable but optimistic" pit optimization parameters, 200 m below the deepest drill intercept.

Checks were made on the Mirador resource model in the following manner:
- Cross sections with the zones, drill hole assays and geology, topography, sample coding, and block grades with classification were plotted and reviewed for reasonableness;
- Block model information, such as coding, number of samples, and classification were checked by zone and lithology on a bench-by-bench basis on the computer;
- Quantile-quantile plots of assays, composites, and block model grades were made to evaluate differences in distributions of metals;
- The updated model and estimation parameters were compared to the previous model (Table 6.1) and estimation parameters[10]; and
- Multiple estimation iterations were done comparing the models with and without the 2005 drill holes as well as changing the estimation parameters.

It became evident from comparing the models that several factors impacted the 2005 model relative to the 2004 model. These are described in order of decreasing impact.

1. The greatest impact on the changes to estimated resources was caused by more rigid controls on the estimation through the use of better-defined grade and lithologic shells manually modeled rather than indicator modeled.
2. The 2005 drill holes, which were located principally along the margins of the deposit, had the effect of limiting the projection of the higher grades and decreasing the mean grade of the resource. The 2005 drilling was the only reason for the large increase in Indicated material. The new drilling and continued efforts by Corriente allow for the inclusion of Measured material in this resource estimate update.
3. The incorporation of dilution along the margins of the mineralized material affected the overall grade in a negative way, thereby more closely approaching what will be mined on blocks of 15 m by 15 m.
4. The change from ID^8 to ID^4 reduced the tonnage of the higher-grade (over ~0.7%Cu) material due to allowing for some grade averaging (smoothing) during estimation.

For the Mirador Norte resource model, a separate resource estimate was made using kriging and nearest neighbor estimates. The results were sufficiently similar to support the presented model results.

---

[10] Note that there is an increase in total tonnes for all categories at a cutoff of 0.4%Cu of 50 million.



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources ***Page 117***

17.7 Discussion, Qualifications, Risk and Recommendations

For the Mirador deposit, the most important observation that can be presented to the reader is the likelihood that geological reality is more complex with respect to breccias and dikes than is portrayed in the resource model. This could have an effect (assuming perfect grade control) of presenting the mill with less tonnes at higher grade during production. Other noteworthy points respecting the Mirador deposit are presented below.

Vertical dikes and breccias Corriente has begun drilling more angle holes minimizing the risks associated with the vertical drill holes and vertical post- and syn-mineralization dikes and breccias. A certain amount of risk remains in this resource estimate because of the inability to fully assess location, quantity and width of the near-vertical dikes and breccias.

Solids While Corriente made valiant efforts at making solids to define the dikes and breccias, the solids contained numerous variably overlapping volumes of space within their geometries. Because the solids were not modeled so that any given space is only occupied by one solid, a certain number of "work-arounds" were necessary in the modeling process. While MDA believes that there are no material errors or biases instilled in this model by modeling on screen and directly via solids, a cross-sectional model taken to plan would have added confidence, precision, and accuracy. Corriente should take the time to slice the lithology and grade shell solids to section and plan, and edit accordingly to produce non-overlapping interpretations, as well as to refine inaccurate geometries introduced by the solids modeling. If the sections and plans remain relatively simple, then the solids could be reconstructed from the validated and modified level plans.

Sample Grade Reproducibility Rather large discrepancies exist in gold pulp duplicate assays and larger discrepancies exist in the coarse reject duplicate assays. Likely, this reproducibility would be worse at the core sample splitting stage. The information does not imply an inherent bias, as the overall mean gold grade should be correct. MDA suggests that a small program (about fifty samples) of metallic screen assaying be done in order to make a preliminary assessment of the reproducibility of gold grades, optimum sample sizes, and sub-sampling procedures.

Modeling Future modeling should consider using a partial-block model instead of a sub-block model, which would require valid and non-overlapping solids or taking the model to plan levels matching the block height.

Other Metals Additional study is warranted to assess the possibility and magnitude of mobilization and potential enrichment of silver mineralization. While this does not appear to be of great importance, as silver provides relatively small amounts of value in the overall economics of the deposit, it is worthy of a modest study to assess this and determine if modeling should be done differently. Future study and possible estimation should be focused on the modes of occurrence of molybdenum and zinc (and other elements) as providing some potential economic impact, positive (*e.g.*, molybdenum) or negative (*e.g.*, zinc).

Mirador Norte For the Mirador Norte deposit, probably the greatest potential cause of uncertainty in the resource model is the relatively wide drill spacing.


18.0   OTHER RELEVANT DATA AND INFORMATION

Other relevant data and information for the Mirador project are published in the report titled "*Mirador Copper Project Feasibility Study Report*" (AMEC, 2005). This feasibility study is relevant because it provides details on infrastructure, costs, potential mining and processing methods, all of which are relevant to the exploitation of the resources and reserves updated and described in this report.

The density factors used in the January 2006 Mirador model were based on density measurements from un-dried samples. While this will have some but little effect on the primary mineralization, which is by far the bulk of the reserve, it will reduce the enriched tonnage and mixed tonnage more than the primary. There is no information on which to base an adjustment factor, but it is expected that the adjustment would be approximately one or two percentage points for the primary sulfide mineralization and it could be two to four percentage points for the weathered rock. Due to the higher porosity of leached material (waste), the reduction in tonnage would likely be greater for this material than for the enriched zone (mineralized rock).

 The following discussion on economic assessments, which is taken directly from the May 2006 NI 43-101 Technical Report is still considered valid. Corriente is presently undertaking an updated feasibility study, and depending on the conclusions of that study the economic evaluations may change.

18.1   Introduction

MDA generated a series of floating cone pit shells from the MDA Measured and Indicated resource described in this report using the AMEC May, 2005 *Mirador Copper Project Feasibility Study* economics and pit slope angles. Two production schedules were generated from the $1.00 per pound copper price pit shell. The first schedule assumed 25,000 tonnes per day to the mill for the life of the mine and the second schedule started with 25,000 tonnes per day, which was increased to 50,000 tonnes per day in year 6. Corriente personnel then created financial models using these production schedules.

In the AMEC feasibility study the ultimate pit size was limited to a total of 110 million "ore" tonnes, which equates to about a 12-year mine life at 25,000 "ore" tonnes per day. MDA did not restrict the pit size due in part to a change in the maximum pit wall height and therefore the comparable pit shell is significantly larger. Note the use of the term "ore" is taken from the AMEC feasibility report.

18.2   Floating Cone Analyses

MDA used the MineSight® Lerchs-Grossmann "floating cone" algorithm to produce open-pit cone shells using the parameters shown in Table 18.1. All of these physical and economic parameters are the same as the ones in the AMEC feasibility study. Only Measured and Indicated materials were allowed to make positive economic contributions; Inferred material was considered waste. Net block values were calculated for, and coded into each block in the model below topography, with waste blocks receiving negative numbers equivalent to the cost of mining. The same calculations were used to determine the cutoff between mill feed and waste. The resulting cutoff grade for the base case ($1.00/lb Cu price), assuming only copper revenue, is 0.37% Cu. Because recovered gold contributes value, the



actual cutoff is slightly lower depending on the gold grade. Multiple cone runs were made to test for sensitivity to metals prices and the results are summarized in Table 18.2.

Table 18.1 Floating Cone Parameters

Item	Value
Copper Processing	
Mill recovery %	91.4%
Concentrate grade %	30%
Concentrate moisture %	8%
Concentrate losses %	0.25%
Concentrate transport $/WMT	$ 81.62
Concentrate transport $/DMT	$ 88.72
Smelting $/DMT	$ 75.00
Smelter recovery %	96.5%
Refining $/lb	$ 0.08
Gold Processing	
Mill recovery %	47%
Smelter payable %	95%
Refining $/oz	$ 6.00
Process cost with G&A $/DMT	$ 3.90
Mining $/DMT	$ 0.89
Copper price $/lb	$0.65-$1.50
Gold price $/oz	$400
Overall pit slope angles	35°-42°
DMT = Dry Metric Tonne	
WMT = Wet Metric Tonne	

Table 18.2 Floating Cone Results

Cu price $/lb	Tonnes > cut (Measured & Indicated only) x1000	Cu %	Au g/t	Ag g/t	Waste tns x1000	Total tns x1000	strip ratio
$0.65	5,178	1.12	0.249	1.89	11,149	16,327	2.15
$0.70	13,070	0.93	0.258	1.81	16,673	29,743	1.28
$0.75	39,203	0.81	0.242	1.89	41,073	80,276	1.05
$0.80	77,386	0.74	0.228	1.85	77,662	155,048	1.00
$0.85	156,852	0.69	0.217	1.74	204,306	361,158	1.30
$0.90	242,767	0.66	0.207	1.67	336,497	579,264	1.39
$0.95	291,052	0.64	0.201	1.62	394,849	685,901	1.36
$1.00	346,995	0.62	0.196	1.57	491,393	838,388	1.42
$1.05	388,341	0.60	0.192	1.52	556,834	945,175	1.43
$1.10	416,382	0.59	0.188	1.49	587,276	1,003,658	1.41
$1.15	440,912	0.58	0.185	1.47	612,894	1,053,806	1.39
$1.20	464,423	0.57	0.183	1.44	647,144	1,111,567	1.39
$1.25	487,622	0.56	0.180	1.42	681,837	1,169,459	1.40
$1.30	503,816	0.55	0.178	1.41	698,646	1,202,462	1.39
$1.35	520,022	0.54	0.176	1.39	710,333	1,230,355	1.37
$1.40	534,064	0.54	0.174	1.38	738,935	1,272,999	1.38
$1.45	544,040	0.53	0.173	1.37	755,431	1,299,471	1.39
$1.50	551,465	0.53	0.172	1.36	763,612	1,315,077	1.38



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 120***

Slope angles varied by sector as follows (from AMEC feasibility, 2005).

> *For feasibility purposes, the following inter-ramp slopes are recommended by zone*
> *(where 0° due North, 90° due East):*
>
> *Zone I (330° to 60°) ....35°*
> *Zone II (60° to 150°) ....42°*
> *Zone III (150° to 180°) ....40°*
> *Zone IV (180° to 270°).....................38°*
> *Zone V (270° to 330°)......................40°*
>
> *The slopes suggested above are preliminary estimates only and may be modified with*
> *additional geotechnical drilling, during subsequent design work and trial excavations*
> *during the early stages of mining.*

Work done by Piteau Associates, a geotechnical consulting firm based in Vancouver B.C., after the AMEC feasibility was completed, indicated that the overall pit depth restriction of 500m can be eliminated if 30m wide catch benches are placed in the slope every 200m of elevation. Specifically, Zones III and IV would have slopes higher than 500m and would require the extra catch benches. The overall slope angles updated by Piteau are slightly steeper than the AMEC angles but the AMEC angles were used in the floating cones to be consistent with the AMEC work. Piteau is in the process of finalizing their work and refinements to the slope angles and design criteria are possible.

18.3   Production Schedules

MDA divided the ultimate pit shell into four phases to approximate the phases of a designed pit. The floating cone shell at a copper price of $0.72 per pound, containing 43 million total tonnes, was used as a starter pit. Subsequent phase shells were at least 100 m from the previous shell to allow enough potential mining width. Phase 2 contains 112 million tonnes, phase 3 contains 206 million tonnes and phase 4 contains 477 million tonnes. Two production schedules were created; the first at 25,000 tonnes per day (tpd) mill feed and the second starting at 25,000 mill tonnes per day increasing to 50,000 tonnes per day in year 6. The schedules are shown in Table 18.3 and Table 18.4.


Table 18.3 25,000 Tonnes per Day Production Schedule

Period (year)	-1	1	2	3	4	5	6	7	8	9	10	11	12	
Mill kt	0	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	
Cu grade %	0.000	0.852	0.765	0.729	0.633	0.599	0.606	0.582	0.560	0.597	0.615	0.612	0.637	
Au grade g/t	0.176	0.219	0.240	0.252	0.230	0.221	0.180	0.187	0.203	0.226	0.228	0.193	0.207	
Ag grade g/t	1.52	1.88	1.63	1.68	2.09	1.93	1.87	1.75	1.40	1.48	1.55	1.49	1.61	
Waste kt	5,000	11,341	6,189	15,811	18,250	18,935	9,125	10,912	11,552	9,125	10,577	5,418	42,007	

Period (year)	13	14	15	16	17	18	19	20	21	22	23	24	25	
Mill kt	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	
Cu grade %	0.680	0.677	0.619	0.598	0.589	0.596	0.617	0.645	0.628	0.500	0.501	0.548	0.562	
Au grade g/t	0.213	0.213	0.182	0.166	0.173	0.191	0.197	0.193	0.181	0.176	0.190	0.204	0.206	
Ag grade g/t	1.62	1.85	1.61	1.70	1.87	1.74	1.46	1.59	1.51	1.13	1.16	1.25	1.21	
Waste kt	13,036	10,356	10,869	15,330	9,125	9,125	9,125	9,125	37,680	45,884	21,036	18,122	15,841	

Period (year)	26	27	28	29	30	31	32	33	34	35	36	37	38	39
Mill kt	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	9,125	218
Cu grade %	0.583	0.594	0.599	0.606	0.615	0.631	0.622	0.613	0.627	0.621	0.621	0.599	0.579	0.581
Au grade g/t	0.202	0.195	0.187	0.178	0.174	0.181	0.184	0.186	0.193	0.199	0.195	0.164	0.126	0.117
Ag grade g/t	1.26	1.37	1.54	1.60	1.68	1.64	1.58	1.68	1.58	1.47	1.46	1.38	1.24	1.13
Waste kt	13,998	14,456	12,640	9,088	7,663	6,489	5,488	4,966	4,036	3,235	2,648	2,704	5,032	82

Table 18.4 50,000 Tonnes per Day Production Schedule

Period (year)	-1	1	2	3	4	5	6	7	8	9	10	
Mill kt	0	9,125	9,125	9,125	9,125	9,125	18,250	18,250	18,250	18,250	18,250	
Cu grade %	0.000	0.852	0.765	0.729	0.633	0.599	0.594	0.578	0.624	0.676	0.621	
Au grade g/t	0.176	0.219	0.240	0.252	0.230	0.221	0.184	0.212	0.203	0.218	0.200	
Ag grade g/t	1.521	1.881	1.630	1.676	2.093	1.929	1.807	1.436	1.550	1.715	1.604	
Waste kt	5,000	11,341	6,189	15,811	18,250	18,935	20,037	19,919	4,755	40,159	21,225	

Period (year)	11	12	13	14	15	16	17	18	19	20	21	22
Mill kt	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	9,343
Cu grade %	0.594	0.608	0.635	0.500	0.555	0.589	0.603	0.623	0.617	0.624	0.610	0.579
Au grade g/t	0.170	0.194	0.187	0.183	0.205	0.198	0.183	0.178	0.185	0.196	0.179	0.126
Ag grade g/t	1.784	1.601	1.551	1.145	1.231	1.318	1.566	1.661	1.633	1.526	1.417	1.236
Waste kt	40,250	55,021	55,021	33,021	33,963	28,454	21,728	14,153	10,453	7,271	5,356	5,109

18.4   Economic Model

Corriente developed an economic model from the AMEC economic model used in their feasibility study. While MDA did not take part in creating the model, MDA did review the model and input values. The calculations were consistent between the Corriente model and the AMEC feasibility model and the input costs were the same with the exception of metals prices and capital costs. The most significant differences were the production schedules; Corriente used the schedules in Table 18.3 and Table 18.4 which have longer mine lives than the feasibility schedule. The inputs are summarized in Table 18.5 and results are shown in Table 18.6 and Table 18.7.


Table 18.5 Economic Model Inputs

Base Case	Corriente	AMEC
Item	Value	Value
Cu price US$/lb	$ 1.10	$ 1.00
Au price US$/oz	$ 425	$ 400
Ag price US$/oz	$ 6.50	$ 6.50
Cu mill recov	91%	91%
Au mill recov	47%	47%
Processing cost US$/t (LOM)	$ 2.96	$ 2.87
G&A cost US$/t (LOM)	$ 0.64	$ 0.64
Mining cost US$/t (LOM)	$ 1.14	$ 1.14
Concentrate Grade	29.9%	29.8%
Moisture	8.0%	8.0%
Land Conc freight (US$/wmt)	$35.82	$35.82
Port Charges (US$/wmt)	$2.00	$1.70
Ocean freight (US$/wmt)	$42	$42
Total freight charges (US$/wmt)	$80	$79.52
Con Treatment Charge US$/dmt	$75	$75
Cu refining Charge US$/pay lb	$0.075	$0.075
Cu pay factor	96.5%	96.5%
Cu Unit Deduction	1.0%	1.0%
Au pay factor	95.0%	95.0%
Au unit deduction	0.0	0.0
Au Refining Charge US$/troy oz	$6.00	$6.00
Ag pay factor	90.0%	90.0%
Ag unit deduction	0.0	0.0
Ag Refining Charge US$/troy oz	$0.40	$0.40
Concentrate Losses	0.25%	0.25%

Table 18.6 Economic Model Results, 25,000 tpd Case (8% discount rate)

Cu Price US$/lb	Pre-tax IRR %	Pre-tax NPV US$ millions
$ 1.00	15.8%	111
$ 1.10	22.6%	224
$ 1.20	28.8%	337
$ 1.45	43.1%	620

Cu Price US$/lb	Cash Flow (US$ 000's)				
	Year 1	Year 2	Year 3	Year 4	Total
$ 1.00	44,598	55,733	42,819	29,079	172,229
$ 1.10	56,947	69,326	55,634	40,937	222,844
$ 1.45	100,171	116,899	100,486	80,009	397,565
$ 1.75	137,220	157,677	138,931	113,961	547,789


Table 18.7 Economic Model Results, 50,000 tpd Case (8% discount rate)

Cu Price US$/lb	Pre-tax IRR %	Pre-tax NPV US$ millions
$ 1.10	24.0%	349

Based on a study by Merit Consultants International Inc., which is part of the AMEC feasibility study, Corriente estimated initial capital to be US$195 million for the 25,000 tpd scenario and US$295 million for the 50,000 tpd scenario. The 50,000 tpd case sees a doubling of plant production capacity in year 5 at an additional capital cost of US$100 million, incurred in year 5. Table 18.8 is a summary of initial capital for the 25,000 tpd case (the 50,000 tpd case is the same except for the additional US$100 million capital spent in year 5).

Table 18.8 25,000 tpd Case Initial Capital

Area	Cost (US$ x1000)
Direct Costs	
Mine	$11,108
Process Plant	$87,922
Utilities	$6,920
Site Preparation and Roads	$13,561
Tailings	$8,474
Ancillary Facilities	$3,847
Total Direct Costs	$131,832
Indirect Costs	
Project Indirects	$39,362
Owner Indirects (includes BHP royalty buyout)	$6,376
Total Indirect Costs	$45,738
Subtotal	**$177,570**
Contingency	$17,735
Total Project	**$195,305**



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources   ***Page 124***

19.0   REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

AMEC Americas Ltd completed a feasibility study on the Mirador property titled "Mirador Copper Project Feasibility Study Report" in May 2005. Corriente filed that study on the SEDAR website on May 13, 2005, and the study is available on the Corriente website, http://www.corriente.com. MDA reviewed sections of the feasibility relating to mining and mining-related economics and believes the information provided to be reasonable and generally current. The work described in Section 18 of this report was based on information from this AMEC feasibility study.

Excerpts from the feasibility are provided below. Note that the terms "ore", "orebody" and "ore body" used by AMEC in the following are not 43-101 compliant terms in that no reserve has been stated for this deposit.

The feasibility study is based on conventional open pit mining of the porphyry copper deposit. The deposit is covered by an average 22 m depth of overburden and a leached cap, a portion of which must be pre-stripped to access the orebody. The sulphide ore body is relatively homogenous, consisting dominantly of primary copper sulphides and is open at depth. Secondary enrichment is thinly developed in places over the primary sulphide mineralization. Overall, the metallurgy is regarded as relatively simple.

The mine plan is based on a contract mining company providing ore to a conventional copper concentrator to support an average milling rate of 25,000 t/d (9.125 Mt/a). All facilities are designed for this throughput and operate on a continuous basis, 24 h/d, 365 d/a.

Run-of-mine ore will be crushed in a gyratory crusher. The mill flow sheet selected for Mirador will be a conventional copper-gold porphyry flowsheet, with relatively coarse primary semi-autogenous and ball mill grinding to about 150 μm followed by copper rougher flotation, concentrate regrind to 30 μm, and cleaner flotation and dewatering. Concentrates produced are predicted to average 29.8% copper at a recovery of 91%. Gold recovery is expected to average 47%. A laboratory analysis of concentrates indicated that no significant deleterious penalty element impurities are present. The concentrate will be trucked via the existing road network in the area to a port facility in Machala for shipment to smelters. Tailings from the process will be impounded in a zero discharge tailings pond; water will be reclaimed from the tailings pond and reused in the process.

The major infrastructure required to develop the property includes road access upgrades, a run-of-river hydroelectric scheme, and power line. The hydroelectric development is not part of the scope of this study and the supply of power will be through an independent build-own-operate arrangement. A 2.7 km access road is needed to connect the plant and administration areas to the existing highway that passes by the property. Access between the plant area and the mine will be via upgraded existing roads including a new 5 km section to the pit area. A 10 km overland conveyor will connect the process plant and the crusher. In addition, a 100 km power line will have to be constructed, as part of the Sabanilla Hydroelectric Project, to connect the site to the hydroelectric power station and the existing power grid. The power demand of the


project is about 28.3 MW. Seasonal variations in the output of the hydroelectric scheme result in an average output of about 23.5 MW and, on average, 4.8 MW of supplementary power will be imported from the existing power grid. [Note the update to the power situation described in Section 5.4.]

Merit Consultants International Inc. (Merit) estimated the capital cost to build the facilities as described in this report to be US$202 million. Mining costs were based on contract mining budget quotations. Process operating costs and G&A costs were estimated by AMEC with input from Corriente.

Mining at Mirador will be by conventional open pit truck and shovel methods. Budget pricing was obtained for contract mining. The mining fleet is estimated to consist of two 19.9 m3 front-end loaders and eight 140 t trucks. Support equipment will include bulldozers, graders, and excavators to maintain the surfaces of the roads, dumps and operating benches and the water collection system at the pit rim and in-pit.

The parameters used in the detailed pit design, including the geotechnical data described above, are as follows:

- *bench height, single benching .... 12 m*
- *berm width .... 8 m*
- *haul roads and pit ramps*
  - *total width allowance............................. 22 m*
  - *running surface..................................... 18 m*
  - *berms and ditches.................................. 4 m*
  - *berm access from ramp .... bottom only*
  - *maximum grade 10%*

The current electrical power situation is described in Section 5.4.



Technical Report Update on the Copper, Gold, and Silver Resources and Reserves
Corriente Resources *Page 126*

20.0   CONCLUSIONS

The last NI 43-101 compliant Technical Report for the Mirador project was prepared by MDA and was filed on SEDAR in May 2006. Since that time, Corriente Resources Inc has advanced knowledge of the Mirador Project mineral resources by completing:

- A 39-hole, 6,781-m core-drilling program at Mirador Norte;
- A copper, gold, and silver resource estimate for Mirador Norte (MDA);
- Studies of the relationships between grade and core recovery for both Mirador and Mirador Norte;
- Studies of drill hole inclinations and fracture orientations with respect to grade for both deposits.

In addition to the work noted above, the following Mirador Project programs are ongoing:

- Environmental sampling and monitoring work at Mirador and at Mirador Norte;
- Socio-economic studies;
- Engineering studies of access road routes, on-site roads, mine, camp, and plant layout, and sources of electrical power.

This Technical Report provides a summary of all work conducted at Mirador and Mirador Norte since the inception of the Mirador Project, and an update and review of the Mirador Project activities that took place subsequent to the filing of the last Technical Report. MDA has reviewed the methodology and results of the 2006 drilling program at Mirador Norte. This program included drill holes MN30 to MN68. The updated Mirador Norte drill hole assay database contains 4,238 copper assays and 4,233 gold assays in 68 holes. For the 2006 drilling program, as for the 2005 Mirador drilling, Corriente generally followed the quality assurance/quality control (QA/QC) guidelines recommended by AMEC Americas Ltd (AMEC, 2004). MDA has reviewed the results of Corriente's 2005 QA/QC program for the Mirador deposit drilling program, but did not take independent samples from the 2005 Mirador deposit drill holes. However, MDA did take check samples from drilling conducted prior to 2005 at the Mirador deposit. MDA has also reviewed the results of Corriente's 2003-2004 and 2006 QA/QC programs for the Mirador Norte deposit drill campaigns, and also took 17 check samples of split (quartered) drill core from Mirador Norte. The discussion in the following section relates to both the 2005 Mirador and 2006 Mirador Norte drilling programs.

The sample preparation procedures from the 2005 Mirador drilling program and the 2003-2006 Mirador Norte programs are appropriate and well done, and the assays and analyses are of good quality. Based on the results of the assays and analyses of standard samples inserted into the sample streams, there does not appear to be any significant bias in the assay or analytical data. The results from the inserted blank samples indicate that the sample preparation procedures are conducted with appropriate care. Copper analyses of pulp duplicates from the Mirador and Mirador Norte deposits reproduce well, while gold fire assays of pulp duplicates show modest variability. MDA and Sivertz also recommend that a small percentage of samples be sent "blind" to a second umpire laboratory, as an additional check on the primary laboratory.


In May 2006, MDA reported a resource update for the Mirador deposit based on the 52 additional 2005 drill holes. MDA reported Measured and Indicated resources of 437,670,000 tonnes grading 0.61% Cu, 190 ppb gold, and 1.5 ppm silver at a 0.40% Cu cutoff grade. Inferred resources, also at a 0.40% Cu cutoff, were reported to be 235,400,000 tonnes grading 0.52% Cu, 170 ppb gold, and 1.3 ppm silver.

MDA completed a resource estimate in September 2006 for Mirador Norte; this is the first NI 43-101 compliant resource estimate made for this deposit. MDA reported Indicated resources of 171,410,000 tonnes grading 0.51% Cu and 89 ppb gold at a 0.40% Cu cutoff grade, and Inferred resources of 44,820,000 tonnes grading 0.51% Cu and 68 ppb Au, also at a 0.40% Cu cutoff.

The Mirador deposits present a unique situation for sampling. The distinctly low RQD material makes it more difficult to obtain higher core recovery and presents the opportunity to introduce bias. A study of Mirador drill results suggests that in spite of the low RQD, the grade to core recovery relationship is due more to geology than to sampling bias; the same holds true for Mirador Norte. Post-mineral weathering is a more important geologic characteristic than fracturing in relating the grade and rock quality.


21.0   RECOMMENDATIONS

MDA and Sivertz believe that Mirador is a property of merit.   For the Mirador Norte deposit specifically, it is recommended that certain work be completed:

- A ground topographic survey should be completed to cover the limits of the current block model, as has been done at Mirador; the current topographic control is satellite derived with inaccuracies due to the thick forest cover.
- Bench-scale metallurgical test work should be conducted. When the metallurgical samples are chosen, the comments given in Section 16.4 of this report should be kept in mind.
- Permitting, environmental baseline studies, planning, and pre-production work should be continued.

The cost of this work would be approximately US$150,000, excluding drilling costs which could add approximately US$250,000.   In addition, core drilling should continue, to upgrade the resource classification and facilitate evaluation of the resource as well as to test the model.

For the Mirador deposit:

- Continue work on the solids using new surface and planned geotechnical drill holes to guide the definition of the rock and material types, and modify the model through various iterations of slicing and reinterpretation;
- With the new material type and rock type models completed, estimate resources using a partial-block model to replace the sub-block model; and
- Re-run the block model using updated topography. The newest topo base is 2-m IKONOS satellite topography merged with 4-m ground survey topography. The Mirador deposit resource uses the older topographic model, which was 10-m orthophoto-derived topography merged with the 4-m ground survey.

Estimated costs for the previously described resource modeling work would be approximately $100,000.

The ongoing engineering, cost estimation, and environmental/social baseline work should be completed, to support the bankable Feasibility Study currently being prepared by SNC-Lavalin. As of the effective date of this report, this work is all underway; it will be reported in the SNC-Lavalin BFS:

- Preparation of an overall mine plan to accommodate an optional mining milling rate increase from 27,000 tpd to 54,000 tpd.
- Preparation and review of capital expenditure and operating costs for the optimum mine expansion plan.
- Completion of the ongoing slope stability work.
- Identification of any potential issues relating to large waste dumps and tailings facilities.

Estimated costs for the previously described engineering work would be approximately $150,000. An estimate of costs for the full range of Feasibility Study engineering and construction work is beyond the scope of this report. Corriente reports that it has budgeted approximately $15.2 million for Engineering, Procurement, Construction and Management ("EPCM") through the end of 2008.


22.0   DATE AND SIGNATURE PAGE

Effective Date of report: October 19, 2006

The information upon which the contained resource estimates are based was current as of the Effective Date of October 19, 2006; for the land data in this report, the Effective Date is November 11, 2006.

Completion Date of report: November 30, 2006

"George Sivertz"
George Sivertz, P. Geo.   Date Signed: November 30, 2006

"Steve Ristorcelli"
Steven Ristorcelli, P. Geo.   Date Signed: November 30, 2006

"Scott Hardy"
Scott Hardy, P. Eng.   Date Signed: November 30, 2006

"John Hoffert"
John R. Hoffert, P.Eng.   Date Signed: November 30, 2006


23.0   REFERENCES

AMEC Americas Limited, 2005: Mirador Copper Project Feasibility Study Report. May 2005.

AMEC Americas Limited, 2004: Technical Report, Mirador Project. Morona Santiago Province, Ecuador. AMEC Americas Limited Technical Report prepared for Corriente Resources Inc, October 22, 2004.

Corriente Resources Inc, 2005: Environmental Impact Assessment for Mirador Project Submitted to the Ecuador Government. News Release dated December 20, 2005.

Corriente Resources Inc, 2005: Mirador Mine Life Extended to 38 Years with New Optimization Results for Starter Copper Project. News Release dated November 17 2005.

Corriente Resources Inc, 2005: Optimization Drilling Completed at Mirador Project. News Release dated August 8, 2005

Corriente Resources Inc, 2005: High Grade Copper Intersected at Mirador Project. News Release dated July 6, 2005.

Corriente Resources Inc, 2005: Optimization Well Underway at Mirador Project, Ecuador. News Release dated May 19, 2005.

Corriente Resources Inc, 2005: Positive Feasibility Study Completed on Mirador Copper-Gold Starter Project, Southeast Ecuador. News Release dated April 14, 2005.

Dawson, J.M., and Makepeace, D.K, 2003: Mirador Project, Corriente Copper Belt, Southeast Ecuador. Order-of-Magnitude Study, Part 1, Technical Report. February 2003.

Drobe, J., 2006: Personal Communications with George Sivertz, P.Geo.

Drobe, J., 2006: Internal Memorandum to Corriente Resources Inc.

EcuaCorriente, 2006: Internal Memorandum to Corriente Resources Inc., dated October 6, 2006.

Makepeace, D.K, 2001: Corriente Copper Belt Project, Southeast Ecuador,   Order-of-Magnitude Study (Preliminary Assessment Technical Report), June 22, 2001.

Makepeace, D.K, 2002: Mirador Project, Corriente Copper Belt, Southeast Ecuador. Preliminary Assessment Technical Report, February 12, 2002.

Makepeace, D.K, 2002: Mirador Project, Corriente Copper Belt, Southeast Ecuador. Preliminary Assessment Technical Report, September 3, 2002.

Mine Development Associates, 2005: Update on Copper, Gold and Silver Resources and Pit Optimizations, Mirador Project, Ecuador. December 6, 2005.


Mine Development Associates, 2006: Technical Report Update on the Copper, Gold and Silver Resources and Pit Optimizations, Mirador Project, Ecuador. May 18, 2006.

P&T Asesores Legales, Abogados 2006: Letter Regarding Certain Corporate Matters and the Status of Title to the Mining Concessions in Ecuador. Prepared for Corriente Resources Inc, May 25 2006.

Trejo Rodriguez & Asociados, Abogados 2006: Letter Report Regarding the Mirador Property. Prepared for Corriente Resources Inc, October 19, 2006.

www.aurelian.ca: October 16 2006.



24.0   AUTHOR'S CERTIFICATE AND SIGNATURE PAGE

I, Steven Ristorcelli, P. Geo., do hereby certify that:

1.   I am currently employed as Principal Geologist by:
             Mine Development Associates, Inc.
             210 South Rock Blvd.
             Reno, Nevada 89502.

2.   I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.

3.   I am a Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists, and a member of the Geological Society of Nevada, Society for Mining, Metallurgy, and Exploration, Inc., and Prospectors and Developers Association of Canada.

4.   I have worked as a geologist for a total of 28 years since my graduation from undergraduate university.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.   I am responsible for or was involved with the preparation of this technical report titled *"Technical Report Update on the Copper, Gold, and Silver Resources and Pit Optimizations: Mirador and Mirador Norte Deposits, Mirador Project, Ecuador"* for Corriente Resources Inc. November 30 2006. I visited the project during the period January 4 to January 7, 2005 and again from August 31 to September 2, 2006.

7.   I have had no prior involvement with the property or project.

8.   I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.   I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.


11.   I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication of the Technical Report in the public company files on their websites accessible by the public.

Dated this 30th day of November, 2006.

"Steven Ristorcelli"
Signature of Qualified Person

Steven Ristorcelli
Print Name of Qualified Person


I, George Sivertz, residing at 11708-246th Street, Maple Ridge, BC, V4R 1K8, do hereby certify that:

1. I am currently employed as Senior Geologist by:
   > OreQuest Consultants Ltd.
   > #306 – 595 Howe Street
   > Vancouver BC, Canada V6C 2T5
2. I hold a B.Sc. (Honours) degree in Geological Science granted by the University of British Columbia in 1976.
3. I have been a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992.
4. I am a professional geologist and have practiced my profession on a full time basis in Canada, the USA, Europe, Asia, and South America since 1978.
5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for or was involved with the preparation of all parts of this technical report titled *"Technical Report Update on the Copper, Gold, and Silver Resources and Pit Optimizations: Mirador and Mirador Norte Deposits, Mirador Project, Ecuador"* for Corriente Resources Inc. November 30, 2006. MDA is the primary author of Sections 16 and 17.
7. I visited the Mirador property several times between October 24th and October 30th, 2006.
8. I have no direct involvement with, and do not expect to have any direct involvement with Corriente Resources Inc., or any of its subsidiary companies located in Canada, Ecuador or elsewhere.
9. As of the date of this certificate, to the best of my knowledge and belief, the parts of the Sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to ensure that the Technical Report is not misleading.
10. I am independent of Corriente Resources Inc., applying all the tests in Section 1.4 of NI 43-101 and Section 3.5 of NI 43-101 Companion Policy.
11. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
12. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication of the Technical Report in the public company files in websites accessible by the public.

Dated this 30th day of November, 2006.

"George Sivertz"
_____
Signature of Qualified Person

George Sivertz
_____
Print Name of Qualified Person


I, Scott Hardy, P. Eng., do hereby certify that:

1.   I am currently employed as Senior Engineer by:

            Mine Development Associates, Inc.
            210 South Rock Blvd.
            Reno, Nevada 89502.

2.   I graduated with a Bachelor of Science degree in General Engineering from Oregon State University in 1978 and Bachelor of Science degree in Geology from the University of Wyoming in 1984.

3.   I am a Registered Professional Engineer in the state of Nevada (#11891) and a member of the Society for Mining, Metallurgy, and Exploration, Inc.

4.   I have worked as an engineer for a total of 19 years since my graduation from undergraduate university.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.   I am responsible for or was involved with the preparation of this technical report titled *"Technical Report Update on the Copper, Gold, and Silver Resources and Pit Optimizations: Mirador and Mirador Norte Deposits, Mirador Project, Ecuador"* for Corriente Resources Inc. November 30, 2006. I have not visited the Mirador property.

7.   I have had no prior involvement with the property or project.

8.   I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.   I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.   I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication of the Technical Report in the public company files on their websites accessible by the public.

Dated this 30th day of November, 2006.

"Scott Hardy"
_____
Signature of Qualified Person

Scott Hardy
_____
Print Name of Qualified Person

Appendix A

Letter Report Regarding the Mirador Property
by Trejo Rodriguez & Asociados, Abogados

TREJO RODRIGUEZ & ASOCIADOS
ABOGADOS

Quito, October 19, 2006

Messrs.
ECUACORRIENTE S.A.
QUITO.

Attn: Dr. Mauricio Nuñez

Dear sirs:

In reference with the requested legal opinions the status of title to the mining concessions in Ecuador, we have reviewed the corporate records of **ECUACORRIENTE S.A.** and such other documents and considered such matters of law as we have considered necessary.

Based on our review, we consider that:

1. The National Direction of Mining (DINAMI), has issued up to the present, in favour of ECUACORRIENTE S.A. 7 mining concessions titles in reference with the following denominated areas:

AREA NAME	HECTARES	STATUS	PATENTS PAYMENTS
CURIGEM 18	1.600 has.	TITLE REGISTERED	USD $ 3.200,00
CURIGEM 18 E	800 has.	TITLE REGISTERED	USD $ 1.600,00
CURIGEM 19	2.900 has.	TITLE REGISTERED	USD $ 5.800,00
MIRADOR 1	2.400 has.	TITLE REGISTERED	USD $ 4.800,00
MIRADOR 2	1.200 has.	TITLE REGISTERED	USD $ 2.400,00
MIRADOR 3	1.020 has.	TITLE REGISTERED	USD $ 1.020,00
MIRADOR 4	8 has.	TITLE REGISTERED	USD $ 8,00

2. Based on a review of the Mining Title for each mining concession issued by the National Mining Office, which is a department of the Ministry of Energy and Mines in charge of managing the processes of issuance, conservation and extinction of mining rights in accordance with the current mining laws and regulations of Ecuador (the "Mining Law"), each of the properties, is duly registered in the name of ECUACORRIENTE S.A.

3. All legal and financing and legal obligations are complied and up to date; therefore, the above mentioned titles are in force.

The next mining patents payments ends march 31, 2007.



TREJO RODRIGUEZ & ASOCIADOS
ABOGADOS

4. In regards to the status of Title of the mining concessions, each of the Properties is in good standing until the date of expiration of registration.

Please do not hesitate to contact me if you have any other inquiries or doubts.

Bests Regards,



Dr. Juan Xavier Trejo
ATTORNEY AT LAW

Appendix B

Mirador and Mirador Norte Drill Hole Locations, Orientations and Lengths

Hole	East	North	Elev.	Depth	Azimuth	Dip
M01	784,429.1	9,604,229.0	1,335.9	104.6	180	-70
M02	784,548.1	9,604,336.8	1,230.6	198.2	90	-90
M03	785,225.5	9,604,083.8	1,389.8	368.8	360	-90
M04	784,533.4	9,604,095.9	1,345.2	92.4	90	-90
M05	784,728.7	9,604,200.7	1,363.9	226.4	90	-90
M06	784,734.1	9,604,104.1	1,369.3	199.6	90	-90
M07	784,731.2	9,603,996.8	1,418.7	104.4	90	-90
M08	784,847.0	9,604,315.5	1,296.3	158.2	90	-90
M09	784,837.3	9,604,099.4	1,408.6	150.3	90	-90
M10	784,821.5	9,603,899.3	1,408.0	164.0	90	-90
M11	784,954.0	9,604,295.8	1,312.6	150.9	90	-90
M12	784,923.8	9,604,105.5	1,391.7	211.2	90	-90
M13	784,912.1	9,603,788.6	1,459.9	153.0	90	-90
M14	785,031.8	9,604,294.3	1,327.4	150.9	90	-90
M15	785,030.2	9,603,974.8	1,386.0	176.2	90	-90
M16	785,022.8	9,603,887.7	1,385.6	214.0	90	-90
M17	785,158.2	9,604,410.3	1,304.3	131.1	90	-90
M18	785,175.5	9,604,299.3	1,298.2	86.3	90	-90
M19	785,168.6	9,604,192.6	1,319.0	106.1	90	-90
M20	785,134.5	9,604,084.6	1,356.4	244.8	90	-90
M21	785,254.5	9,604,493.8	1,243.9	54.9	90	-90
M22	784,551.2	9,603,892.8	1,507.7	128.0	90	-90
M23	785,342.0	9,604,280.1	1,339.2	400.8	360	-90
M24	784,515.0	9,604,112.0	1,345.4	69.7	260	-60
M25	784,429.1	9,604,229.0	1,335.9	223.4	255	-60
M26	785,106.6	9,603,790.8	1,464.0	99.2	90	-90
M27	785,332.8	9,604,204.0	1,370.2	438.9	270	-70
M28	785,333.9	9,604,093.7	1,325.8	258.5	135	-70

Hole	East	North	Elev.	Depth	Azimuth	Dip
M29	785,209.7	9,603,890.7	1,385.1	457.2	360	-90
M30	785,124.3	9,603,976.4	1,419.8	175.3	90	-90
M31	784,934.0	9,603,982.0	1,360.7	279.5	90	-90
M32	785,219.9	9,603,983.5	1,361.2	295.4	90	-90
M33	784,932.0	9,604,200.8	1,378.0	285.6	90	-90
M34	785,109.6	9,603,791.7	1,464.0	429.8	115	-70
M35	784,920.8	9,603,890.9	1,414.4	301.8	90	-90
M36	785,121.4	9,603,884.6	1,451.5	175.3	90	-90
M37	785,335.8	9,603,867.2	1,354.1	400.0	360	-90
M38	785,002.5	9,603,680.1	1,498.1	486.2	360	-90
M39	785,206.5	9,603,683.7	1,410.0	272.5	135	-70
M40	785,205.9	9,603,684.1	1,410.0	298.7	360	-90
M41	785,040.5	9,604,081.1	1,311.8	249.9	90	-90
M42	785,025.3	9,604,190.3	1,330.4	294.1	90	-90
M43	784,903.6	9,603,679.9	1,539.6	399.3	360	-90
M44	784,928.1	9,603,935.7	1,391.9	419.1	360	-90
M45	784,932.9	9,604,038.7	1,364.0	303.3	360	-90
M46	784,822.8	9,604,005.8	1,421.0	408.1	360	-90
M47	784,722.4	9,603,901.2	1,474.6	349.0	360	-90
M48	784,840.2	9,604,197.6	1,371.3	448.1	360	-90
M49	784,747.3	9,604,313.6	1,356.8	492.3	360	-90
M50	784,551.0	9,604,431.7	1,205.7	341.1	360	-90
M51	784,760.6	9,604,409.4	1,356.1	449.6	360	-90
M52	784,956.3	9,604,395.4	1,290.1	443.5	360	-90
M53	784,734.7	9,604,495.5	1,291.1	198.4	360	-90
M54	784,842.4	9,604,500.8	1,335.5	188.7	360	-90
M55	784,932.3	9,604,490.5	1,316.2	363.0	360	-90
M56	785,020.6	9,604,511.3	1,240.1	399.9	360	-90

Hole	East	North	Elev.	Depth	Azimuth	Dip
M57	785,015.7	9,604,618.6	1,239.0	250.9	360	-90
M58	785,139.7	9,604,521.8	1,268.0	180.8	360	-90
M59	784,849.1	9,604,420.8	1,355.4	391.7	360	-90
M60	784,667.3	9,604,304.3	1,341.8	410.3	360	-90
M61	784,907.0	9,604,580.2	1,307.0	171.9	360	-90
M62	784,255.9	9,604,470.0	1,310.0	183.3	105	-60
M63	784,705.6	9,604,400.2	1,338.2	400.5	90	-60
M64	784,811.1	9,604,404.5	1,356.8	400.8	110	-60
M65	784,759.4	9,604,359.3	1,362.3	300.2	0	-90
M66	784,844.6	9,604,362.9	1,327.8	300.2	0	-90
M67	784,898.9	9,604,301.3	1,291.1	300.2	0	-90
M68	784,995.2	9,604,298.9	1,313.1	315.5	90	-85
M69	785,098.7	9,604,299.1	1,265.1	269.8	110	-80
M70	785,077.3	9,604,400.1	1,238.2	249.9	0	-90
M71	785,100.1	9,604,197.1	1,284.1	300.2	110	-80
M72	785,157.4	9,604,413.6	1,304.4	286.5	0	-90
M73	785,250.6	9,604,297.5	1,342.5	189.0	0	-90
M74	785,074.2	9,603,972.5	1,390.4	288.0	270	-85
M74A	785,074.3	9,603,972.6	1,390.4	73.2	0	-90
M75	784,923.0	9,604,104.2	1,391.8	300.3	135	-60
M76	784,657.3	9,604,004.1	1,442.1	254.5	189	-89
M77	784,841.1	9,604,197.3	1,371.3	300.3	135	-60
M78	784,736.5	9,604,104.8	1,369.0	300.3	90	-55
M79	784,662.6	9,604,110.4	1,409.8	269.8	0	-90
M80	784,749.3	9,604,313.2	1,356.7	300.2	135	-60
M81	784,777.7	9,603,903.2	1,433.0	256.0	0	-90
M82	784,734.5	9,604,495.6	1,291.1	225.6	90	-65
M83	785,139.4	9,604,608.4	1,222.3	150.9	0	-90

Hole	East	North	Elev.	Depth	Azimuth	Dip
M84	784,553.8	9,604,242.2	1,261.2	249.9	0	-90
M85	784,922.8	9,604,104.8	1,391.4	300.2	225	-60
M86	785,040.9	9,604,080.7	1,311.8	202.7	135	-60
M87	784,633.5	9,604,208.7	1,351.8	300.2	225	-70
M88	784,680.8	9,604,392.1	1,324.0	349.9	315	-80
M89	785,098.7	9,604,300.0	1,265.3	358.1	45	-60
M90	785,224.9	9,604,082.7	1,389.3	298.7	135	-60
M91	784,909.8	9,604,640.0	1,291.2	261.5	0	-90
M92	784,839.5	9,604,567.0	1,291.3	290.2	0	-90
M93	784,639.0	9,604,473.2	1,253.8	249.9	140	-72
M94	784,999.2	9,604,557.5	1,253.4	201.2	0	-90
M95	785,104.2	9,604,467.3	1,258.2	249.9	0	-90
M96	785,165.1	9,604,491.9	1,277.5	249.9	180	-70
M97	785,251.0	9,604,297.4	1,342.4	342.3	105	-75
M98	785,215.4	9,604,406.4	1,295.8	251.5	140	-75
M99	785,311.6	9,604,346.3	1,291.1	249.9	0	-90
M100	785,358.5	9,604,218.9	1,351.1	201.2	0	-90
M101	785,259.8	9,604,138.3	1,385.2	278.6	0	-90
M102	785,219.5	9,603,983.3	1,361.0	249.9	270	-75
M103	785,022.2	9,603,887.5	1,385.4	247.5	90	-65
M104	785,017.2	9,603,846.6	1,403.5	209.1	120	-72
M105	784,972.2	9,604,184.2	1,362.8	424.0	135	-80
M106	784,976.3	9,604,230.8	1,336.5	417.6	270	-85
M107	785,000.3	9,603,763.7	1,458.4	249.9	90	-75
M108	785,260.5	9,604,138.2	1,385.1	196.6	135	-70
M109	785,092.2	9,603,709.3	1,464.3	177.7	90	-75
M110	784,820.8	9,603,709.1	1,534.8	230.1	90	-77
M111	784,813.1	9,603,784.8	1,462.3	179.5	135	-70
M112	784,699.5	9,603,858.2	1,475.1	231.3	135	-70

Hole	East	North	Elev.	Depth	Azimuth	Dip
M113	784,652.3	9,603,906.3	1,482.3	250.2	0	-90
M114	784,614.8	9,603,950.1	1,461.8	242.3	270	-80
M115	784,610.7	9,604,022.8	1,413.4	201.2	220	-85
M116	784,694.0	9,604,262.4	1,362.1	431.3	310	-75
M117	784,589.4	9,604,122.1	1,354.8	135.7	160	-72
M118	784,394.8	9,604,279.3	1,327.8	150.9	0	-90
M119	784,482.8	9,604,293.3	1,271.4	170.7	0	-90
M120	784,839.2	9,604,567.7	1,291.4	161.2	335	-70
M121	785,139.3	9,604,521.7	1,267.7	254.8	260	-70
M122	784,901.9	9,604,542.2	1,319.1	249.9	0	-90
M123	784,801.9	9,604,503.1	1,306.7	225.6	90	-65
M124	784,735.2	9,604,494.9	1,291.2	231.0	135	-65
M125	784,959.9	9,604,459.9	1,306.0	286.5	90	-70
M126	784,878.9	9,604,460.2	1,343.8	285.0	90	-70
M127	784,674.9	9,604,361.2	1,332.7	251.5	90	-70
M128	784,616.1	9,604,405.6	1,255.4	100.9	0	-90
M129	784,599.4	9,604,342.5	1,267.7	216.7	135	-80
M130	784,568.0	9,604,288.6	1,264.9	120.4	0	-90
M131	784,553.6	9,604,242.3	1,260.9	225.9	270	-70
M132	784,545.6	9,604,203.5	1,262.3	151.2	180	-75
M133	784,554.2	9,604,242.4	1,261.0	201.5	110	-60
M134	784,462.1	9,604,171.0	1,337.9	151.2	0	-90
M135	784,671.3	9,604,206.8	1,377.1	360.9	0	-90
M136	784,743.1	9,604,159.2	1,360.0	195.4	90	-80
M137	784,673.1	9,604,156.5	1,400.7	151.2	0	-90
M138	784,741.4	9,604,065.4	1,378.9	250.2	90	-80
M139	785,051.8	9,604,267.2	1,321.6	94.8	135	-70
M139A	785,051.8	9,604,267.2	1,321.6	96.3	135	-70
M140	784,847.7	9,604,288.5	1,297.4	250.2	135	-70
M141	785,020.4	9,604,407.7	1,257.6	201.2	140	-70

Hole	East	North	Elev.	Depth	Azimuth	Dip
MN01	783,456.4	9,606,809.6	932.4	298.7	225	-60
MN02	783,457.9	9,606,811.1	932.5	164.5	45	-60
MN03	782,986.2	9,607,420.0	987.1	298.7	225	-60
MN04	782,988.7	9,607,422.5	987.3	250.0	45	-60
MN05	783,267.0	9,606,771.9	953.3	300.2	45	-60
MN06	783,276.2	9,606,970.5	943.4	300.2	45	-60
MN07	783,067.8	9,606,781.2	992.7	294.1	45	-60
MN08	783,161.4	9,606,675.7	927.7	300.2	45	-60
MN09	783,172.2	9,606,874.3	984.2	324.6	45	-60
MN10	783,383.9	9,607,165.5	1,014.8	300.2	225	-60
MN11	783,184.3	9,607,171.3	1,032.5	324.6	0	-90
MN12	783,077.6	9,606,980.7	1,070.1	298.7	45	-70
MN13	782,976.7	9,607,164.1	993.8	137.2	45	-60
MN14	783,189.1	9,607,371.5	994.3	213.4	225	-60
MN15	783,401.9	9,606,601.3	894.3	239.3	45	-60
MN16	783,394.3	9,606,418.7	900.1	249.9	45	-60
MN17	783,472.4	9,606,483.4	912.2	242.3	45	-60
MN18	783,583.1	9,606,576.9	922.7	230.1	45	-60
MN19	783,677.6	9,606,673.3	927.5	214.9	45	-60
MN20	783,319.7	9,606,516.4	897.8	239.9	45	-60
MN21	783,485.3	9,606,695.8	905.4	249.0	45	-60
MN22	783,569.8	9,606,776.9	934.3	234.7	45	-60
MN23	783,389.9	9,606,859.2	909.8	249.9	45	-60
MN24	783,481.5	9,606,977.4	964.0	236.2	45	-60
MN25	783,425.8	9,607,221.6	1,035.3	139.3	0	-90
MN25A	783,426.0	9,607,222.0	1,035.3	68.6	45	-60
MN26	783,264.3	9,607,250.6	1,016.1	102.0	0	-90
MN27	783,330.0	9,607,325.5	979.3	100.6	0	-90
MN28	783,249.6	9,607,449.0	955.9	121.9	0	-90
MN29	783,152.3	9,607,580.7	947.3	100.6	0	-90

Hole	East	North	Elev.	Depth	Azimuth	Dip
MN30	783,749.8	9,606,613.1	938.3	112.8	45	-60
MN31	783,814.0	9,606,692.0	977.1	132.6	45	-60
MN32	783,740.6	9,606,748.9	995.8	150.4	45	-75
MN33	783,817.0	9,606,825.6	1,007.5	68.6	90	-90
MN34	783,658.5	9,606,837.7	940.2	159.4	45	-75
MN35	783,727.0	9,606,910.7	960.9	88.4	45	-90
MN36	783,626.1	9,606,970.8	952.0	54.9	360	-90
MN37	783,564.7	9,607,047.5	967.3	109.7	45	-75
MN38	783,702.1	9,607,055.0	1,006.6	89.6	45	-90
MN39	783,615.2	9,607,152.2	1,010.7	85.3	45	-75
MN40	783,766.7	9,607,122.7	1,064.4	91.4	235	-90
MN41	783,701.8	9,607,239.2	1,030.5	127.4	90	-90
MN42	783,503.9	9,607,295.6	987.7	150.3	235	-90
MN43	783,570.7	9,607,373.8	961.6	94.5	45	-75
MN44	783,405.4	9,607,391.5	948.0	174.7	235	-65
MN45	783,312.5	9,607,526.1	917.6	102.1	235	-65
MN46	782,891.7	9,607,319.1	899.0	42.7	0	-90
MN47	782,825.5	9,607,022.2	969.2	81.4	180	-90
MN48	782,913.2	9,607,088.7	983.7	150.9	90	-90
MN49	783,012.3	9,607,040.7	1,048.9	120.4	0	-90
MN50	783,094.8	9,607,116.1	1,051.2	115.8	0	-90
MN51	783,022.5	9,606,910.3	1,043.6	123.4	45	-90
MN52	782,955.6	9,606,835.4	1,004.9	100.6	45	-90
MN53	783,156.7	9,607,001.4	1,006.3	85.3	0	-90
MN54	783,073.0	9,607,265.0	1,014.9	150.9	0	-90
MN55	783,459.2	9,607,095.6	956.2	298.3	0	-90
MN56	783,625.0	9,606,969.4	952.0	352.1	225	-72
MN57	783,436.9	9,606,637.1	900.4	249.9	135	-70
MN58	783,300.8	9,606,674.0	917.2	300.2	0	-90
MN59	783,243.5	9,606,599.2	902.6	275.8	90	-75
MN60				233.2	45	-60

Hole	East	North	Elev.	Depth	Azimuth	Dip
	783,245.1	9,606,451.7	892.6			
MN61	783,691.1	9,606,557.8	933.9	227.1	45	-60
MN62	783,630.4	9,606,486.3	914.9	210.3	45	-60
MN63	783,544.8	9,606,416.1	908.9	245.4	45	-60
MN64	783,369.7	9,606,730.5	897.9	400.8	45	-75
MN65	783,315.0	9,606,919.5	946.0	420.6	90	-80
MN66	783,618.6	9,606,716.0	925.8	400.8	270	-85
MN67	783,478.6	9,606,344.7	902.4	201.2	45	-70
MN68	783,866.5	9,606,613.8	941.6	201.4	0	-90

Appendix C

Sample Descriptive Statistics For Copper, Gold, and Silver for Mirador and Mirador Norte

Zones	Material	1000	Grade	100,200,300	Lithology	10,20		
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	6,556	0.600	0.600	0.238	0.40	0.01	1.87	%
ppb Au MDA	6,556	178.000	201.024	124.445	0.62	0.0	3159	ppb

Zones	Material	1000	Grade	0,100,200	Lithology	10,20		
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	2,570	0.330	0.353	0.192	0.54	0.01	1.87	%
ppb Au MDA	2,570	116.000	130.913	90.289	0.69	0.0	1079	ppb

Zones	Material	>=1000	Grade	100,200,300	Lithology	10,20		
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	7,631	0.580	0.562	0.315	0.56	0.01	3.52	%
ppb Au MDA	7,631	181.000	205.398	126.263	0.61	0.0	3159	ppb

Zones	Material	>=1000	Grade	0,100,200	Lithology	10,20		
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	2,957	0.320	0.339	0.219	0.65	0.01	2.24	%
ppb Au MDA	2,957	116.000	133.145	93.606	0.70	0.0	1486	ppb

Zones	Material	1000	Grade	NA	Lithology	30	Early dikes	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	1,196	0.400	0.423	0.223	0.53	0.01	1.65	%
ppb Au MDA	1,196	126.500	150.301	125.547	0.84	3.0	2230	ppb

Zones	Material	all X000s	Grade	NA	Lithology	30	Early dikes	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	1,361	0.400	0.423	0.223	0.53	0.01	1.74	%
ppb Au MDA	1,361	126.500	150.301	125.547	0.84	3.0	2230	ppb

Zones	Material	1000	Grade	NA	Lithology	40	Post-mineral breccia	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	654	0.020	0.062	0.144	2.33	0.00	2.27	%
ppb Au MDA	654	15.000	38.055	117.516	3.09	0.0	2428	ppb

Zones	Material	all X000s	Grade	NA	Lithology	40	Early dikes	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	688	0.010	0.060	0.140	2.34	0.00	2.27	%
ppb Au MDA	688	10.000	37.845	115.286	3.05	0.0	2428	ppb

Zones	Material	1000	Grade	NA	Lithology	50	Post-mineral dikes	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	732	0.121	0.197	0.216	1.09	0.00	1.15	%
ppb Au MDA	732	40.500	75.034	96.222	1.28	0.0	868	ppb

Zones	Material	all X000s	Grade	NA	Lithology	50	Late Dikes	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	780	0.090	0.187	0.210	1.12	0.00	1.15	%
ppb Au MDA	780	31.000	74.523	95.825	1.29	0.0	868	ppb

Zones	Material	2000	Grade	NA	Lithology	NA	Supergene/enriched	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	483	0.960	1.015	0.585	0.58	0.07	3.52	%
ppb Au MDA	483	200.000	223.763	176.462	0.79	9.0	2838	ppb

Zones	Material	3000	Grade	NA	Lithology	NA	Mixed	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	282	0.290	0.336	0.319	0.95	0.00	2.3	%
ppb Au MDA	282	137.000	160.090	109.240	0.68	4.0	825	ppb

Zones	Material	4000	Grade	NA	Lithology	NA	Leached	
	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
% Cu MDA	620	0.060	0.074	0.066	0.89	0.00	1.21	%
ppb Au MDA	620	190.500	201.923	121.889	0.60	0.0	741	ppb

		Zone	30					
	Valid N	**Median**	**Mean**	**Std.Dev.**	**CV**	**Minimum**	**Maximum**	**Units**
Ag ppm	1,143	1.000	1.520	2.660	1.75	0.000	50.00	ppm

		Zone	40					
	Valid N	**Median**	**Mean**	**Std.Dev.**	**CV**	**Minimum**	**Maximum**	**Units**
Ag ppm	454	0.200	0.320	0.500	1.56	0.000	5.00	ppm

		Zone	50					
	Valid N	**Median**	**Mean**	**Std.Dev.**	**CV**	**Minimum**	**Maximum**	**Units**
Ag ppm	516	0.400	1.030	3.310	3.21	0.000	50.00	ppm

		Zone	12340					
	Valid N	**Median**	**Mean**	**Std.Dev.**	**CV**	**Minimum**	**Maximum**	**Units**
Ag ppm	1,923	0.900	1.000	1.100	1.10	0.000	20.00	ppm

		Zone	12342					
	Valid N	**Median**	**Mean**	**Std.Dev.**	**CV**	**Minimum**	**Maximum**	**Units**
Ag ppm	5,175	1.300	1.630	1.620	0.99	0.000	40.10	ppm

Mirador Norte

primary unmineralized   **Cu Zone**   **1000**   Capping (Cu)   None

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	141	3.0	3.0			1.4	4.0	m
Copper	141	0.070	0.075	0.038	0.511	0.010	0.230	%
Difference			0%					
Copper Capped	141	0.070	0.075	0.038	0.511	0.010	0.230	%
Gold	141	13	16	16	1.01	1	221	ppb
Difference			-5%					
Gold Capped	141	13	15	9	0.62	1	53	ppb
ag_ppm_mda	129	0.1	0.2	0.3	1.36	0.1	2.4	ppm

primary low-grade shell   **Cu Zone**   **1012**   Capping (Cu)   0.320

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	255	3.0	3.0			1.8	4.3	m
Copper	255	0.150	0.150	0.064	0.428	0.040	0.510	%
Difference			-1%					
Copper Capped	255	0.150	0.147	0.056	0.378	0.040	0.320	%
Gold	252	28	31	30	0.97	2	424	ppb
Difference			-5%					
Gold Capped	252	28	29	16	0.55	2	90	ppb
ag_ppm_mda	191	0.1	0.3	0.3	1.16	0.1	2.6	ppm

primary mid-grade shell   **Cu Zone**   **1020**   Capping (Cu)   0.630

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	1108	3.0	3.0			1.0	6.0	m
Copper	1108	0.280	0.285	0.097	0.342	0.050	1.560	%
Difference			0%					
Copper Capped	1108	0.280	0.283	0.088	0.312	0.050	0.630	%
Gold	1107	51	58	49	0.85	2	1275	ppb
Difference			-2%					
Gold Capped	1107	51	57	32	0.55	2	200	ppb
ag_ppm_mda	458	0.6	0.6	0.9	1.47	0.1	18.5	ppm

primary high-grade core   **Cu Zone**   **1040**   Capping (Cu)   1.200

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	1741	3.0	3.0			1.0	4.0	m
Copper	1741	0.470	0.497	0.209	0.420	0.070	4.150	%
Difference			-1%					
Copper Capped	1741	0.470	0.491	0.162	0.329	0.070	1.200	%
Gold	1741	84	94	61	0.65	4	1423	ppb
Difference			-1%					
Gold Capped	1741	84	93	47	0.50	4	400	ppb
ag_ppm_mda	847	1.0	1.1	0.7	0.64	0.1	8.8	ppm

enriched **Cu Zone** **2000** **Capping (Cu)** **2.100**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	335	2.0	2.1			1.0	5.0	m
Copper	335	0.650	0.742	0.541	0.730	0.020	3.440	%
Difference			-1%					
Copper Capped	335	0.650	0.735	0.518	0.705	0.020	2.100	%
Gold	335	58	74	71	0.97	2	620	ppb
Difference			-1%					
Gold Capped	335	58	73	66	0.91	2	400	ppb
ag_ppm_mda	176	0.6	0.9	1.2	1.36	0.1	9.6	ppm

mixed **Cu Zone** **3000** **Capping (Cu)** **1.700**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	224	2.0	2.5			1.0	6.0	m
Copper	224	0.215	0.288	0.356	1.239	0.010	3.130	%
Difference			-3%					
Copper Capped	224	0.215	0.280	0.311	1.112	0.010	1.700	%
Gold	223	43	57	44	0.77	3	233	ppb
Difference			0%					
Gold Capped	223	43	56	44	0.77	3	233	ppb
ag_ppm_mda	150	0.9	1.0	0.9	0.92	0.1	5.8	ppm

leached **Cu Zone** **4000** **Capping (Cu)** **0.340**

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	434	5.0	5.0			2.0	8.0	m
Copper	434	0.040	0.080	0.086	1.084	0.010	0.830	%
Difference			-2%					
Copper Capped	434	0.040	0.078	0.078	1.001	0.010	0.340	%
Gold	434	77	103	156	1.51	1	2930	ppb
Difference			-6%					
Gold Capped	434	77	97	76	0.78	1	400	ppb
ag_ppm_mda	198	0.5	0.8	1.0	1.28	0.1	6.7	ppm

All Data | | | | | Capping (Cu/Au) | | 2.100 | 400 |

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	4238	3.0	3.1			1.0	8.0	m
Copper	4238	0.340	0.344	0.277	0.807	0.010	4.150	%
Difference			-1%					
Copper Capped	4238	0.340	0.340	0.257	0.756	0.010	2.100	%
Gold	4233	64	77	84	1.09	1	2930	ppb
Difference			-3%					
Gold Capped	4233	64	75	54	0.72	1	400	ppb
ag_ppm_mda	2149	0.7	0.8	0.9	1.06	0.1	18.5	ppm

primary unmineralized **Au Zone** **1000** | | Capping (Au) | | | 50 |

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	222	3.0	3.2			1.0	6.0	m
Copper	222	0.060	0.063	0.046	0.730	0.010	0.320	%
Difference			0%					
Copper Capped	222	0.060	0.063	0.046	0.730	0.010	0.320	%
Gold	221	13	16	14	0.86	1	221	ppb
Difference			-4%					
Gold Capped	221	13	16	9	0.58	1	50	ppb
ag_ppm_mda	210	0.1	0.4	0.8	2.16	0.1	6.7	ppm

primary low-grade shell **Au Zone** **1120** | | Capping (Au) | | | 90 |

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	326	3.0	3.0			1.0	6.0	m
Copper	326	0.140	0.142	0.082	0.580	0.010	0.740	%
Difference			-1%					
Copper Capped	326	0.140	0.140	0.077	0.548	0.010	0.740	%
Gold	323	26	31	28	0.93	2	424	ppb
Difference			-4%					
Gold Capped	323	26	29	17	0.58	2	90	ppb
ag_ppm_mda	259	0.1	0.4	0.6	1.53	0.1	5.2	ppm

primary mid-grade shell **Au Zone** **1200** | | Capping (Au) | | | 200 |

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	1183	3.0	3.0			1.0	6.0	m
Copper	1183	0.270	0.269	0.117	0.435	0.010	1.560	%
Difference			0%					
Copper Capped	1183	0.270	0.268	0.110	0.412	0.010	0.960	%
Gold	1182	49	56	48	0.86	2	1275	ppb
Difference			-2%					
Gold Capped	1182	49	55	31	0.57	2	200	ppb
ag_ppm_mda	497	0.6	0.6	0.9	1.52	0.1	18.5	ppm

primary high-grade core **Au Zone** **1400** | | Capping (Au) | | | 400 |

	Valid N	Median	Mean	Std.Dev.	CV	Minimum	Maximum	Units
Length	2507	3.0	3.1			1.0	8.0	m
Copper	2507	0.440	0.428	0.315	0.736	0.010	4.150	%
Difference			-1%					
Copper Capped	2507	0.440	0.423	0.288	0.680	0.010	2.100	%
Gold	2507	83	99	97	0.98	1	2930	ppb
Difference			-3%					
Gold Capped	2507	83	96	57	0.59	1	400	ppb
ag_ppm_mda	1183	1.0	1.1	0.8	0.75	0.1	9.6	ppm